Exhibit 99.3

TransAlta Corporation

Notice of Annual and Special Meeting of Shareholders

and Management Proxy Circular

Annual and Special Meeting April 21, 2020

2020 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TABLE OF CONTENTS

LETTER AND INVITATION TO SHAREHOLDERS		4
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS		6
GENERAL INFORMATION		8
ABOUT OUR SHAREHOLDER MEETING		8
HOW TO VOTE		11
REGISTERED SHAREHOLDERS		11
BENEFICIAL SHAREHOLDERS		13
BUSINESS OF THE MEETING		15
1.	ELECTION OF DIRECTORS	15
2.	FINANCIAL STATEMENTS	34
3.	RE-APPOINTMENT OF AUDITORS	35
4.	ADVISORY VOTE ON EXECUTIVE COMPENSATION	36
5.	AMENDMENTS TO THE AMENDED AND RESTATED BY-LAW NO. 1	36
6.	AMENDMENT AND RESTATEMENT OF ADVANCE NOTICE BY-LAW NO. 2	39
7.	STOCK OPTION PLAN AMENDMENTS TO INCREASE NUMBER OF OPTIONS AVAILABLE FOR ISSUANCE	41
8.	OTHER BUSINESS	43
GOVERNANCE		43
OUR GOVERNANCE PRACTICES		43
OUR ETHICAL COMMITMENT		44
THE BOARD’S MANDATE		46
BOARD CHARACTERISTICS		50
THE BOARD EXPERTISE		54
THE BOARD EFFECTIVENESS		56
SHAREHOLDER ENGAGEMENT		59
OTHER INFORMATION		60
REPORT OF THE AUDIT, FINANCE AND RISK COMMITTEE AND COMMITTEE RESPONSIBILITIES		62
REPORT OF THE GOVERNANCE, SAFETY AND SUSTAINABILITY COMMITTEE AND COMMITTEE RESPONSIBILITIES		64
REPORT OF THE HUMAN RESOURCES COMMITTEE AND COMMITTEE RESPONSIBILITIES		66
REPORT OF THE INVESTMENT PERFORMANCE COMMITTEE AND COMMITTEE RESPONSIBILITIES		68
DIRECTOR COMPENSATION		69
REPORT ON DIRECTOR COMPENSATION		69
REPORT ON EXECUTIVE COMPENSATION		75
COMPENSATION DISCUSSION AND ANALYSIS		81
APPENDIX “A”		A-1
CHECKLIST OF CORPORATE GOVERNANCE DISCLOSURE — FORM 58-101F1		A-1
APPENDIX “B”		B-1
GENERAL GOVERNANCE GUIDELINES FOR THE BOARD		B-1

This document contains important information for Shareholders. Your participation is very important. Please take a minute to submit your proxy or Voting Instruction Form today or vote by phone or through the internet in accordance with the instructions set forth in the proxy or Voting Instruction Form.

TransAlta Corporation 2020 Management Proxy Circular

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

This Proxy Circular (as defined herein) includes “forward-looking information”, within the meaning of applicable Canadian securities laws, and “forward-looking statements”, within the meaning of applicable United States securities laws, including the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking statements”).

All forward-looking statements are based on our beliefs as well as assumptions based on information available at the time the assumption was made and on management’s experience and perception of historical trends, current conditions, results and expected future developments, as well as other factors deemed appropriate in the circumstances. Forward-looking statements are not facts, but only predictions and generally can be identified by the use of statements that include phrases such as “may”, “will”, “can”; “could”, “would”, “shall”, “believe”, “expect”, “estimate”, “anticipate”, “intend”, “plan”, “forecast” “foresee”, “potential”, “enable”, “continue” or other comparable terminology.  These statements are not guarantees of our future performance, events or results and are subject to a number of significant risks, uncertainties and other important factors that could cause our actual performance, events or results to be materially different from that set out in the forward-looking statements.

In particular, this Proxy Circular contains forward-looking statements including, but not limited to, forward-looking statements pertaining to: the anticipated benefits of the $750 million investment and strategic partnership with Brookfield (as defined below), including closing of a second tranche of $400 million in exchangeable preferred shares to Brookfield in 2020 and the return of capital to shareholders through share repurchases and dividends; Company strategic plans, including the coal-to-gas conversions and repowering of Sundance Unit 5 to a highly efficient combined cycle unit;  the Company’s debt reduction targets, including the repayment of the existing $400 million of unsecured 5.0% medium term notes maturing in November 2020; the election of the individuals nominated to the Board of Directors; the practices of the Company relating to workplace diversity, including that the Company will have 50% women on the Board of Directors and 40% women across the workforce by 2030; the Company’s environmental targets, including  achieving a 95% reduction of SO2 emissions and a 50% reduction of NOx emissions over 2005 levels from TransAlta’s coal facilities, and a Company-wide reduction of greenhouse gas emissions of 60% below 2015 levels, in each case by 2030;  the appointment of Mr. Dielwart as Chair of the Board; the strategic objectives of the Company and that execution of the Company’s strategy will realize value for Shareholders; optimizing and diversifying our existing assets and further expanding our overall portfolio in Canada, the U.S. and Australia; investments in a range of clean and renewable technologies; our Clean Energy Investment Plan, including executing thet coal to gas conversions by investing between $800 million to $1.0 billion, which includes repurposing and repositioning our coal-fired fleet, further expanding our renewables fleet, expanding the Company’s presence in the U.S. renewables market where demand is expected to grow, and growing our on-site generation and cogeneration business; and our executive compensaton philosophy and practices, including the use of long term incentives such as stock options.

The material factors and assumptions used in the preparation of the forward-looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis and the Company’s annual information form dated as of March 3, 2020.  By their nature, forward-looking statements are not guarantees of future performance, events, results or actions and are subject to a number of significant risks, uncertainties, assumptions and factors that could cause our actual plans, performance, results or outcomes to differ materially from the forward-looking statement. Factors that may adversely impact what is expressed or implied by forward-looking statements contained in this Proxy Circular include, but are not limited to, risks relating to: fluctuations in demand, market prices and the availability of fuel supplies required to generate electricity; changes in demand for electricity and capacity and our ability to contract our generation for prices that will provide expected returns and replace contracts as they expire; changes in the current or anticipated legislative, regulatory and political environments in the jurisdictions in which we operate; environmental requirements and changes in, or liabilities under, these requirements; risks to our ability to close the remaining $400 million investment by Brookfield; existing or potential legal, regulatory or contractual disputes or proceedings; outcomes of investigations, disputes and proceedings, including as it pertains to the Brookfield investment; changes in general economic conditions including interest rates; operational risks involving our facilities, including unplanned outages at such facilities and our ability to return these facilities to service in a timely manner; equipment failure and/or our ability to conduct the repair and maintenance to our equipment, either directly or through a third party, in a timely and cost efficient manner or at all; disruptions in the transmission and distribution of electricity; the effects of weather and other climate-change related risks; unexpected increases in cost structure; inability to access fuels necessary for the operation of the facilities, including natural gas, solar, water or wind resources; failure to meet financial expectations; natural or man-made disasters, including those resulting in dam or dyke failures; the threat of domestic terrorism and cyber-attacks; commodity risk management and energy trading risks; industry risk and competition; the need to engage or rely on certain stakeholder groups and third parties; fluctuations in the value of foreign currencies and foreign political risks; the need for and availability of additional financing and our ability to obtain such financing at competitive rates or at all; structural subordination of securities; counterparty credit risk; changes in credit and market conditions; changes to our relationship with, or ownership of, TransAlta Renewables Inc.; risks associated with growth strategies, development projects and acquisitions, including capital costs, permitting, labour and engineering and execution and integration risks; increased costs or delays in the construction or commissioning of pipelines to converted units; changes in expectations in the payment of future dividends, including from TransAlta Renewables Inc.; inadequacy or unavailability of insurance coverage; the effect of a credit rating downgrade on our energy marketing business and the impact on our financing costs; our provision for income taxes; reliance on key personnel; labour relations matters; and development projects and acquisitions.

Readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on them, which reflect the Company’s expectations only as of the date hereof.  The forward-looking statements included in this document are made only as of the date hereof and we do not undertake to publicly update these forward-looking statements to reflect new information, future events or otherwise, except as required by applicable laws.  In light of these risks, uncertainties and assumptions, the forward-looking statements might occur to a different extent or at a different time than we have described or might not occur at all. We cannot assure that projected performance, results or events will be achieved.

NON-IFRS MEASURES

The Company evaluates its performance and the performance of our business segments using a variety of measures. Certain of the financial measures contained in this Proxy Circular, including adjusted/comparable earnings before interest, tax, depreciation and amortization (EBITDA), funds from operations (FFO) and free cash flow (FCF), are not standard measures defined under International Financial Reporting Standards (IFRS) and may not be comparable to similar measures presented by other entities. These measures have no standardized meaning under IFRS and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. Non-IFRS measures are presented to provide management and investors with an understanding of our financial position and executive compensation programs. For further information on other non-IFRS financial measures we use, see the section entitled “Additional IFRS Measures and Non-IFRS Measures” contained in our Management Discussion and Analysis for the year-ended December 31, 2019, filed with Canadian securities regulators on www.sedar.com and the SEC on www.sec.gov.

LETTER AND INVITATION TO SHAREHOLDERS

March 9, 2020

Dear Fellow Shareholders,

On behalf of the Board of Directors and management of TransAlta Corporation (the “Company”), you are cordially invited to attend our 2020 Annual and Special Meeting of Shareholders (the “Meeting”), which will take place on Tuesday, April 21, 2020 at 10:30 a.m. (local time) in the Palomino Room (A-D) at the BMO Centre (Stampede Park), located at 20 Roundup Way SE, in Calgary, Alberta.  At the Meeting, you will have the opportunity to hear about our performance in 2019 and management’s plans going forward.  You will also be introduced to our Board of Directors and management and will have the opportunity to ask questions following the presentation.

In 2019, the Company made tremendous strides to advance its transition to 100% clean energy by 2025, including by executing on a strategic partnership with Brookfield that included a $750 million capital injection.  The first tranche of $350 million in exchangeable debentures closed in 2019 and a second tranche of $400 million in exchangeable preferred shares is expected to close in 2020.  This transaction has already provided significant benefits to the Company and its stakeholders, including:

•                  accelerating the return of capital to shareholders by increasing the dividend to common shareholders by 6.25% (declared on January 16, 2020) and repurchasing more than 7 million common shares under the Company’s normal course issuer bid since closing the initial tranche of the Brookfield investment on May 1, 2019, for a total cost of $68 million;

•                  providing liquidity to advance the coal-to-gas conversions, including through the acquisition of two 230 MW Siemens F class gas turbines and related equipment to repower Sundance Unit 5 to a highly efficient combined cycle unit, while at the same time reducing the Company’s Alberta merchant exposure by assuming an associated long-term non-unit contingent power purchase agreement;

•                  supporting the Company’s debt reduction targets, including facilitating the repayment of the existing $400 million of unsecured 5.0% medium term notes maturing in November 2020; and

•                  enhancing the composition of the Board of Directors through the addition of two Brookfield nominees — Mr. Harry Goldgut and Mr. Richard Legault — individuals who possess an extensive understanding of electricity markets and have proven leadership experience at other independent power producers.

Attached are the Notice of Annual and Special Meeting of Shareholders and the Management Proxy Circular.  The Management Proxy Circular contains details of the business to be conducted at the Meeting and provides information with respect to our executive compensation program, as well as information on our strong governance practices.  Please take the time to review the Management Proxy Circular and provide your vote on the business items to be considered at the Meeting.  Your vote and participation are very important.  In 2019, we were pleased to have 182,931,519 votes cast in person or by proxy at the annual meeting of shareholders, representing 64.27% of the eligible common shares and one of the highest participation rates among shareholders in the Company’s long history.  We encourage shareholders to equally participate at this year’s Meeting.

If you are unable to attend the Meeting in person, you can vote by telephone, via the internet or by completing and returning the enclosed form of proxy or voting instruction form.  Please refer to the “How to Vote” section of the Management Proxy Circular for more information.  The Meeting will also be webcast at www.transalta.com/powering-investors/events-and-presentations. We encourage you to visit our website at any time before the Meeting as it provides important information about the Company.

We look forward to seeing you at the Meeting.

Sincerely,

Gordon D. Giffin Chair of the Board	Dawn L. Farrell President and Chief Executive Officer

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders (the “Meeting”) of TransAlta Corporation (the “Company”) will be held on Tuesday, April 21, 2020 at 10:30 a.m. (Calgary time) in the Palomino Room (A-D) at the BMO Centre, 20 Roundup Way S.E., Calgary, Alberta to:

1.              elect each of the twelve director nominees of the Company for the ensuing year (see “Business of the Meeting — Election of Directors” in the accompanying Management Proxy Circular);

2.              receive the audited consolidated financial statements of the Company for the year ended December 31, 2019, and the auditor’s report thereon (see “Business of the Meeting — Financial Statements” in the accompanying Management Proxy Circular);

3.              re-appoint Ernst & Young LLP, the auditors of the Company, for the ensuing year and authorize the Board of Directors of the Company to fix their remuneration (see “Business of the Meeting — Re-appointment of Auditors” in the accompanying Management Proxy Circular);

4.              consider a non-binding advisory resolution to accept the Company’s approach to executive compensation, as described starting on page 36 of the accompanying Management Proxy Circular (see “Business of the Meeting — Advisory Vote on Executive Compensation” in the accompanying Management Proxy Circular);

5.              consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution, the full text of which is reproduced on page 36 of the accompanying Management Proxy Circular, ratifying, confirming and approving the amendment and restatement of the Amended and Restated By-law No.1 of the Company, which sets out the general rules that govern the business and affairs of the Company (see “Business of the Meeting — Amendments to the Amended and Restated By-Law No. 1” in the accompanying Management Proxy Circular);

6.              consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution, the full text of which is reproduced on page 39 of the accompanying Management Proxy Circular, ratifying, confirming and approving the amendment and restatement of the Advance Notice By-law No. 2 of the Company, which sets out the advance notice requirements for director nominations (see “Business of the Meeting — Amendment and Restatement of Advance Notice By-law No. 2” in the accompanying Management Proxy Circular);

7.              consider, and if deemed appropriate, to pass, with or without variation, an ordinary resolution, the full text of which is reproduced on page 41 of the accompanying Management Proxy Circular, ratifying, confirming and approving the amendments to the Company’s Stock Option Plan to increase the number of shares available for issuance pursuant to options granted under the Stock Option Plan (see “Business of the Meeting — Stock Option Plan Amendments to Increase Number of Options Available for Issuance” in the accompanying Management Proxy Circular); and

8.              transact such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

The Management Proxy Circular dated March 9, 2020 and the form of proxy or voting information form accompany this Notice of Annual and Special Meeting. You should carefully review all information contained in the Management Proxy Circular before voting.

The Board of Directors unanimously recommends that you vote FOR ALL of the TransAlta director nominees and the other items of annual and special business at the Meeting.

March 9, 2020	By order of the Board of Directors of TransAlta Corporation

Scott Jeffers Managing Director and Corporate Secretary Calgary, Alberta

Only holders of our common shares (“Shareholders”) of record at the close of business on March 5, 2020, the record date set for the Meeting, are entitled to receive notice of, to attend and to vote at the Meeting or any adjournment or postponement thereof. The form of proxy must be signed, dated and returned to the Company’s registrar and transfer agent, Computershare Trust Company of Canada, Attention: Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, for receipt before 10:30 a.m. (Calgary time) on April 17, 2020 or, in the case of adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for the adjourned or postponed Meeting. Registered Shareholders who cannot attend the Meeting in person may use one of the voting options described in the accompanying Management Proxy Circular and the form of proxy. Non-registered Shareholders should follow the instructions on the voting instruction form or other form of proxy provided by their intermediaries with respect to the procedures to be followed for voting.

Important Notice regarding Proxy Materials and Notice and Access Procedures

The Company has elected to use the notice-and-access provisions under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 Continuous Disclosure Obligations (“Notice-and-Access”) for distribution of the Meeting materials to registered and beneficial Shareholders. Notice-and-Access allows the Company to post electronic versions of its proxy-related materials on the System for Electronic Document Analysis and Retrieval (“SEDAR”) and on its website at www.transalta.com/financial-and-annual-reports/management-proxy-circulars, rather than mailing paper copies to registered and beneficial Shareholders.

Under Notice-and-Access, instead of receiving printed copies of the Meeting materials, registered and beneficial shareholders receive a Notice-and-Access notification containing details of the Meeting date, location and purpose, as well as information on how they can access the Meeting materials electronically.

The Meeting materials will be available at http://envisionreports.com/ZTMQ2020 on or around March 13, 2020. The Meeting materials will also be available on the Company’s website at www.transalta.com/financial-and-annual-reports/management-proxy-circulars and on its SEDAR profile at www.sedar.com on or around March 13, 2020.  The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and it will also reduce the Company’s printing and mailing costs.  It also helps expedite our Shareholders’ receipt of our Meeting materials. Shareholders are reminded to review the Meeting materials prior to voting.

If you would prefer to receive a paper copy of the Meeting materials, free of charge, or if you have any questions regarding Notice-and-Access, you can contact our transfer agent, Computershare Trust Company of Canada, at 1-866-962-0498.

Beneficial shareholders may request a paper copy by going online at www.proxyvote.com or by calling toll-free at 1-877-907-7643 and entering the control number located on the voting instruction form and following the instructions provided.

Requests for paper copies should be made as soon as possible but must be received no later than April 3, 2020, in order to allow sufficient time for Shareholders to receive and review the Meeting materials and return the proxy form or voting instruction form prior to the proxy deadline.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy (or voting instruction form, as applicable) and return it, in the envelope provided, to Computershare Trust Company of Canada, Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, so that it is received no later than 10:30 a.m. (Calgary time) on April 17, 2020 or, if the Meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting.

GENERAL INFORMATION

This Management Proxy Circular (“Proxy Circular”) is dated March 9, 2020, and is provided to holders of our common shares (“Shareholders”) in connection with the solicitation of proxies by and on behalf of the management of TransAlta Corporation (“TransAlta”, “Company”, “we” and “our”) and the Board of Directors of the Company (the “Board”) for use at the Annual and Special Meeting of Shareholders of the Company (the “Meeting”), to be held at 10:30 a.m. (Calgary time) on April 21, 2020, or any adjournment or postponement thereof.

This Proxy Circular was provided to you because at the close of business on March 5, 2020, the record date set for the Meeting, you owned TransAlta common shares.  As a Shareholder, you have the right to attend the Meeting and vote your TransAlta common shares in person or by proxy, as more fully described under “How to Vote” further below.

Solicitation of proxies will be primarily by mail, but may also be undertaken by way of telephone, fax, email, in person, over the internet, by oral communication or other means of communication by the directors, officers, employees, consultants or agents of the Company and its subsidiaries, at no additional compensation. All costs associated with the solicitation of proxies by or on behalf of the Company will be borne by the Company.

TransAlta may utilize the Broadridge QuickVote™ service to assist beneficial Shareholders with voting their common shares over the telephone.

You will find additional information regarding our business in our annual information form for the fiscal year ended December 31, 2019, as well as our audited consolidated financial statements and accompanying management’s discussion and analysis for the fiscal year ended December 31, 2019. Copies of these documents along with our other public documents are available on our website at www.transalta.com, on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the Electronic Data Gathering, Analysis, and Retrieval (“EDGAR”) system at www.sec.gov.

Unless stated otherwise, the information in this Proxy Circular is as of March 9, 2020, and all dollar amounts are expressed in Canadian dollars.

ABOUT OUR SHAREHOLDER MEETING

WHO CAN VOTE AT THE MEETING

If you held common shares at the close of business on March 5, 2020 (the “Record Date”) you are entitled to attend the Meeting, or any adjournment or postponement thereof, and vote your common shares. Each TransAlta common share represents one vote.

At the close of business on March 5, 2020, there were 277,075,741 common shares issued and outstanding.  Our common shares trade under the symbol “TA” on the Toronto Stock Exchange (“TSX”) and under the symbol “TAC” on the New York Stock Exchange (“NYSE”).

To transact business at the Meeting, we must have at least two persons holding or representing by proxy not less than 25% of the outstanding common shares entitled to be voted at the Meeting.

As of the close of business on March 5, 2020, we also had 10,175,380 Series A preferred shares, 1,824,620 Series B preferred shares, 11,000,000 Series C preferred shares, 9,000,000 Series E preferred shares and 6,600,000 Series G preferred shares issued and outstanding. Our preferred shares trade under the symbols TA.PR.D, TA.PR.E, TA.PR.F, TA.PR.H, and TA.PR.J, respectively, on the TSX. The holders of our preferred shares do not have rights to receive notice of, to attend, or to vote at this Meeting.

PRINCIPAL SHAREHOLDERS

To the knowledge of our directors and officers, the following sets out the only persons, firms or corporations, owning of record or beneficially, controlling or directing, directly or indirectly, 10% or more of the issued and outstanding common shares:

Name of Holder	Type of Ownership	Number of Voting Securities Owned	Percentage of Outstanding Voting Securities Owned
RBC Global Asset Management Inc.	Direct / Indirect	40,620,865 Common Shares(1)	14.51%

(1) Information as at December 31, 2019, based on most recent Schedule 13G/A filed by RBC Global Asset Management Inc. on February 14, 2020.

MAILING AND AVAILABILITY OF PROXY CIRCULAR AND ANNUAL REPORT

The Company has elected to use the notice-and-access provisions under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 Continuous Disclosure Obligations (“Notice-and-Access”) for distribution of the Meeting materials to registered and beneficial Shareholders. Notice-and-Access allows the Company to post electronic versions of its proxy-related materials on SEDAR and on its website at www.transalta.com/financial-and-annual-reports/management-proxy-circulars, rather than mailing paper copies to registered and beneficial Shareholders. Under Notice-and-Access, instead of receiving printed copies of the Meeting materials, registered and beneficial shareholders receive a Notice-and-Access notification containing details of the Meeting date, location and purpose, as well information on how they can access the Meeting materials electronically.

The Meeting materials will be available at http://envisionreports.com/ZTMQ2020 on or around March 13, 2020. The Meeting materials will also be available on the Company’s website at www.transalta.com/financial-and-annual-reports/management-proxy-circulars and on its SEDAR profile at www.sedar.com on or around March 13, 2020.  The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper and it will also reduce the Company’s printing and mailing costs.  It also helps expedite our Shareholders’ receipt of our Meeting materials. Shareholders are reminded to review the Meeting materials prior to voting.

If you would prefer to receive a paper copy of the Meeting materials, free of charge, or if you have any questions regarding Notice-and-Access, you can contact our transfer agent, Computershare Trust Company of Canada, at 1-866-962-0498.  Requests for paper copies should be made as soon as possible but must be received no later than April 3, 2020, in order to allow sufficient time for Shareholders to receive and review the Meeting materials and return the proxy form or voting instruction form prior to the proxy deadline.  Beneficial shareholders may request a paper copy by going online at www.proxyvote.com or by calling toll-free at 1-877-907-7643 and entering the control number located on the voting instruction form and following the instructions provided.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy (or voting instruction form, as applicable) and return it, in the envelope provided, to Computershare Trust Company of Canada, Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, so that it is received no later than 10:30 a.m. (Calgary time) on April 17, 2020 or, if the Meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting.

In addition, our Annual Report is being mailed to registered Shareholders, except those who asked not to receive it, and to beneficial Shareholders who requested a copy.  If you are a registered Shareholder and you (i) do not wish to receive our Annual Report next year; or (ii) wish to receive interim reports, please fill out and return the Registered Shareholder Form in this package. If you are a beneficial Shareholder and returned last year’s form requesting a copy of our annual or interim reports, you received copies of one or all of the documents requested.  You will be asked again this year whether or not you wish to receive these documents for 2020.  If you would like to receive these documents, please fill out and return the Beneficial Shareholder Form included in this package.

You will find additional information regarding our business in our annual information form for the fiscal year ended December 31, 2019, as well as our audited consolidated financial statements and accompanying management’s discussion and analysis for the fiscal year ended December 31, 2019.  Copies of these documents along with our other public documents are available on our website at www.transalta.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

If you prefer to receive a paper copy of our documents, free of charge, you may request them from:

Computershare Trust Company of Canada

Phone: 1-866-962-0498

Beneficial shareholders may request a paper copy by going online at www.proxyvote.com or by calling toll-free at 1-877-907-7643 and entering the control number located on their voting instruction form and following the instructions provided.

COMMUNICATING WITH THE BOARD

Our Board values open dialogue and welcomes advice from our Shareholders. In 2017, our Board approved a Shareholder Engagement Policy, which is intended to encourage and facilitate Shareholders expressing their views on strategic, governance and other matters directly to the Board.  Our Board also encourages Shareholder participation at our annual Shareholder meetings. Further details about our Shareholder Engagement Policy and our Shareholder engagement practices are discussed beginning on page 59 under “Governance — Shareholder Engagement”. At the Meeting, the Chair of the Board as well as our President and Chief Executive Officer (“CEO”) will be available to respond to Shareholder questions. In between Shareholder meetings, the Company supports an open and transparent process for Shareholders to contact the Board, including the chairs of the Board committees, through the office of the Corporate Secretary or at the email listed below.

Shareholders may communicate directly with the Board or any Board members by directing their correspondence to the Board by mail or by e-mail as follows by marking it “Confidential — Board-Shareholder Engagement”:

Corporate Secretary
TransAlta Corporation
110 — 12th Avenue SW
Box 1900, Station “M”
Calgary, Alberta  T2P 2M1

Or:

corporate_secretary@transalta.com

REPORTING CONCERNS

The Board, through the oversight of the Audit, Finance and Risk Committee (“AFRC”), has established several options for employees, contractors, Shareholders, suppliers, and other stakeholders to report any accounting irregularities, ethical violations or any other matters they wish to bring to the attention of the Board. The AFRC may be contacted by:

Webpage (internet portal) at www.transalta.com/ethics-helpline; or

A confidential, anonymous voice mail on TransAlta Ethics Helpline at 1-855-374-3801 (U.S./Canada) and 1-800-339276 (Australia); or

Mail addressed to:

Internal Audit	or	Chair of the AFRC
TransAlta Corporation		Subject Matter “003”
110 — 12th Avenue SW		TransAlta Corporation
Box 1900, Station “M”		110 — 12th Avenue SW
Calgary, Alberta T2P 2M1		Box 1900, Station “M”
Calgary, Alberta T2P 2M1

Further details about our Whistleblower Policy are discussed beginning on page 44 under “Governance — Our Ethical Commitment — Whistleblower Procedures”.

SHAREHOLDER PROPOSALS

The Canada Business Corporations Act (“CBCA”) permits eligible Shareholders to submit shareholder proposals for consideration at each annual meeting of Shareholders. The final date for submission of proposals by Shareholders to the Company for inclusion in the Management Proxy Circular in connection with the 2021 annual meeting of Shareholders is December 23, 2020. All proposals must be sent by registered mail to:

TransAlta Corporation

Attention: Corporate Secretary

110 — 12th Avenue SW

Box 1900, Station “M”

Calgary, Alberta  T2P 2M1

HOW TO VOTE

REGISTERED SHAREHOLDERS

You are a registered Shareholder if you hold your common shares of TransAlta in your name and you have a share certificate. As a registered Shareholder, you may:

Option 1. Attend the Meeting and vote in Person

If you wish to attend the Meeting and vote in person, do not complete or return the form of proxy (the “Proxy”). Upon your arrival at the Meeting, please register with our registrar and transfer agent, Computershare Trust Company of Canada.

You are welcome to attend the Meeting even if you have already submitted your voting instructions; however, you will not be able to vote again at the Meeting, unless you revoke your Proxy.  Please refer to the “Changing Your Vote” section of the Proxy Circular.

Questions?

Contact our registrar and transfer agent Computershare Trust Company of Canada at 1-800-564-6253

Option 2. Appoint a Proxyholder

Use the Proxy to appoint a proxyholder. By appointing a proxyholder, you are giving someone else the authority to attend the Meeting and vote for you.

Please note that you can appoint anyone to be your proxyholder.  This person does not need to be a Shareholder of TransAlta or the TransAlta representatives named in the Proxy.  To appoint somebody else as your proxyholder, cross out the printed names on the Proxy and insert the name of the person you wish to act as your proxyholder in the blank space provided.  Please indicate the way you wish to vote on each item of business.  Your proxyholder must vote your shares in accordance with your instructions at the Meeting. Please ensure that the person you appoint is aware that he or she has been appointed and attends the Meeting. If your proxyholder does not attend the Meeting, your shares will not be voted.  Your proxyholder will be required to register with our registrar and transfer agent, Computershare Trust Company of Canada, upon arrival at the Meeting.

If you returned your signed Proxy and did not appoint anyone to be your proxyholder, Gordon D. Giffin, Chair of the Board, and Dawn L. Farrell, President and Chief Executive Officer of TransAlta, have agreed to act as your proxyholder to vote or withhold from voting your shares at the Meeting in accordance with your instructions.

If you decide to appoint Gordon D. Giffin and Dawn L. Farrell as your proxyholders, and do not indicate how you want to vote, they will vote as follows:

•                  FOR electing each of TransAlta’s 12 nominated directors;

•                  FOR re-appointing Ernst & Young LLP as the auditors and authorizing the Board to fix their remuneration;

•                  FOR the non-binding advisory vote on our approach to executive compensation;

•                  FOR the amendment and restatement of the Amended and Restated By-law No.1;

•                  FOR the amendment and restatement of the Advance Notice By-law No. 2; and

•                  FOR the amendments to the Stock Option Plan to increase the number of shares available for issuance thereunder.

On any ballot that may be called for, the common shares represented by Proxies in favour of management’s proxyholders named in the proxy or voting instruction form will be voted for, withheld from voting or voted against, as applicable, each of the matters outlined in the Notice of Annual and Special Meeting, in each case, in accordance with the specifications made by each Shareholder, and if a Shareholder specifies a choice with respect to any matter to be acted upon, the common shares will be voted accordingly. The Proxy confers discretionary authority upon the named proxyholder in respect of amendments to or variations of matters identified in the Notice of Annual and Special Meeting and any other matters that may properly come before the Meeting or any adjournment or postponement thereof.

Option 3. Vote by Proxy

Use the Proxy to vote your shares. If you do not plan to attend the Meeting, or have your proxyholder attend, you may vote as follows:

By Mail

•             complete, date and sign the Proxy in accordance with the instructions included on the Proxy; and

•             return the completed Proxy in the envelope provided to Computershare Trust Company of Canada, Attention: Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario M5J 3Y1.

By Telephone

•             call 1-866-732-8683 from a touch-tone phone and follow the voice instructions;

•             refer to the Proxy sent to you for the 13-digit Control Number, located on the back in the lower left corner; and

•             convey your voting instructions by use of touch-tone selections over the telephone.

By Internet

•             access the website www.proxyvote.com and follow the instructions;

•             refer to the Proxy sent to you for the 13-digit Control Number, located on the back in the lower left corner of the Proxy; and

•             convey your voting instructions electronically over the internet.

Please note that you cannot appoint anyone other than the directors and officers named on your Proxy as your proxyholder if you vote by telephone.

Please note that your Proxy and voting instructions must be received before 10:30 a.m. (Calgary time) on April 17, 2020 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for the adjourned or postponed Meeting. We reserve the right to accept late Proxies and to waive the proxy cut-off deadline, with or without notice, but we are under no obligation to accept or reject any particular late Proxy.

Changing Your Vote

You can change a vote you made by Proxy provided such change is received before 10:30 a.m. (Calgary time) on April 17, 2020 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting by either:

•                  submitting a new Proxy that is dated later than the Proxy previously submitted and mailing it to Computershare Trust Company of Canada, Attention:  Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario M5J 3Y1;

•                  voting again by telephone or internet; or

•                  any other means permitted by applicable law.

You can revoke a vote you made by Proxy by:

•                  submitting by mail a notice of revocation executed by you or by your attorney, or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, to Computershare Trust Company of Canada, Attention:  Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario M5J 3Y1.  Your notice of revocation must be received before 10:30 a.m. (Calgary time) on April 17, 2020 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for the adjourned or postponed Meeting; or

•                  giving a written notice of revocation executed by you or by your attorney to the Chair of the Meeting prior to the start of the Meeting, or any adjournment or postponement thereof.

BENEFICIAL SHAREHOLDERS

You are a beneficial Shareholder (“Beneficial Shareholder”) if your common shares are registered in the name of an intermediary and your certificate is held with a bank, trust company, securities broker, trustee or other institution (each, an “Intermediary”).  TransAlta common shares beneficially owned by a beneficial Shareholder are registered either: (i) in the name of an Intermediary that the beneficial Shareholder deals with in respect of the TransAlta common shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant.

Questions?

Contact our registrar and transfer agent Computershare Trust Company of Canada at 1-800-564-6253

The Company has distributed copies of the Notice-and-Access notification to the Intermediaries and clearing agencies for distribution to Beneficial Shareholders. The Company will pay for an intermediary to deliver the Notice-and-Access notification (and printed copies of the Meeting materials, if requested) to objecting beneficial owners.

If you are a Beneficial Shareholder, your package includes a voting instruction form.  Beneficial Shareholders should follow carefully the instructions provided in the voting instruction form by using one of the described methods provided to vote their TransAlta common shares.  The voting instruction form is similar to a form of proxy however it can only instruct the registered Shareholder how to vote your shares.

As the Beneficial Shareholder, you may:

Option 1. Vote through your Intermediary

If you wish to vote through your Intermediary, follow the instructions on the proxy or voting instruction form provided by your Intermediary.  Your Intermediary is required to ask for your voting instructions before the Meeting. Please contact your Intermediary if you did not receive a voting instruction form. Alternatively, you may receive from your Intermediary a pre-authorized proxy indicating the number of common shares to be voted, which you should complete, sign, date and return as directed on the proxy.

Option 2. Vote in person or by proxy

We do not have access to the names or holdings of our non-registered Shareholders. That means you can only vote your common shares in person at the Meeting if you have previously appointed yourself as the proxyholder for your common shares. If you wish to vote in person at the Meeting, appoint yourself as your proxyholder by writing your own name in the space provided on the proxy or voting instruction form provided by your Intermediary.  Do not complete the voting section on the proxy or voting instruction form as your vote will be taken at the Meeting and return the proxy or voting instruction form to your Intermediary in the envelope provided. You may also appoint someone else as the proxyholder for your common shares by printing their name in the space in the proxy or voting instruction form provided by your Intermediary and submitting it as directed on the form. Your vote, or the vote of your proxyholder, will be taken and counted at the Meeting. Your proxyholder must vote your shares in accordance with your instructions at the Meeting. Please ensure that the person you appoint is aware that he or she has been appointed and attends the Meeting. If your proxyholder does not attend the Meeting, your shares will not be voted. The proxy or voting instruction form confers discretionary authority upon the named proxyholder in respect of amendments to or variations of matters identified in the Notice of Meeting and any other matters that may properly come before the Meeting or any adjournment or postponement thereof. You or your proxyholder must see a representative of Computershare Trust Company of Canada before entering the Meeting to register your attendance.

Please note that if you are a U.S. Beneficial Shareholder and you wish to attend the Meeting and vote your shares in person, you must follow the instructions on the back of your proxy or voting instruction form to obtain a legal proxy.  Once you have received your legal proxy, you will need to submit and deliver it to the Company or its registrar and transfer agent, Computershare Trust Company of Canada, prior to the proxy deposit date in order to vote your shares in person.

Option 3. Vote by telephone or the internet

If you wish to vote by telephone or the internet, follow the instructions for telephone and internet voting on the proxy or voting instruction form provided by your Intermediary.

TransAlta may utilize the Broadridge QuickVote™ service to assist Beneficial Shareholders with voting their common shares over the telephone.

Deadline for Voting

Whether Beneficial Shareholders vote by mail, telephone or the internet, your proxy (or voting instruction form) must be received by our transfer agent, Computershare Trust Company of Canada, or the Company or its agents, by no later than 10:30 a.m. (Calgary time) on April 17, 2020 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the adjourned or postponed Meeting. All required voting instructions must be submitted to your Intermediary sufficiently in advance of this deadline to allow your Intermediary time to forward this information to our transfer agent, Computershare Trust Company of Canada, or the Company or its agents, prior to the proxy voting deadline. The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice.

We reserve the right to accept late proxies and to waive the proxy cut-off deadline, with or without notice, but we are under no obligation to accept or reject any particular late proxy (or voting instruction form).

Changing Your Vote

If you have voted through your Intermediary and would like to change or revoke your vote, contact your Intermediary to discuss whether this is possible and what procedures you need to follow. The change or revocation of voting instructions by a Beneficial Shareholder can take several days or longer to complete and, accordingly, any such action should be completed well in advance of the deadline prescribed in the proxy or voting instruction form by the Intermediary or its service company to ensure it is given effect in respect of the Meeting.

BUSINESS OF THE MEETING

There are seven items of business to be considered at the Meeting:

1.              ELECTION OF DIRECTORS

TransAlta’s Articles of Amalgamation (the “Articles”) allow the Company to have not less than three and not more than 19 directors.  Our Board considers annually the number of directors required.  The Board has determined that between 9 and 14 directors are currently required in order to provide for effective decision-making, staffing of Board committees and to address succession planning requirements.

In 2018, Ambassador Giffin indicated to the Board his intention to retire from the Board in 2020.  On January 16, 2020, the Company announced that Ambassador Giffin would retire from the Board at the Meeting and that the Board appointed Mr. John Dielwart as successor Chair, effective immediately following the Meeting and subject to Mr. Dielwart being re-elected as a director of the Company at the Meeting.  Mr. Dielwart is a strategic business leader who has demonstrated an ability to enhance shareholder value in public companies.  The Company and the Board both acknowledge and thank Ambassador Giffin for his significant contributions to the Company during his tenure on the Board.

Nominees

Each of the director nominees has indicated his or her willingness to serve as a director. Each of the proposed nominees, with the exception of Dawn Farrell, our President and Chief Executive Officer, is also “independent” within the meaning of National Instrument 58-101 Disclosure of Corporate Governance Practices.

If elected, each director will serve until the next annual meeting of Shareholders or until his or her successor is elected or appointed. Our directors are elected annually, individually, and by majority vote. Our majority voting policy is described under “— Our Policy on Majority Voting” below. We believe our Board should reflect the right balance between those directors who have skills and experience necessary to ensure our business and strategies can be executed upon, and those who have the technical, industry, operating, financial, business and other competencies to maximize effective decision-making.  A skills and expertise matrix outlining the combined skills and experience of our director nominees is included below under “— Skills Matrix” on page 32 of this Proxy Circular.  We also strive to maintain a diversity of experiences and perspectives on our Board, having regard to our skills matrix and our Board and Workforce Diversity Policy. Our Board and Workforce Diversity Policy is described under “Governance — Board Characteristics — Diversity” on page 51 of this Proxy Circular.

The directors being nominated for election at the Meeting in 2020 are:

(i)	Rona H. Ambrose
(ii)	John P. Dielwart
(iii)	Dawn L. Farrell
(iv)	Robert C. Flexon
(v)	Alan J. Fohrer
(vi)	Harry Goldgut
(vii)	Richard Legault
(viii)	Yakout Mansour
(ix)	Georgia R. Nelson
(x)	Beverlee F. Park
(xi)	Bryan D. Pinney
(xii)	Sandra R. Sharman

Vote FOR the TransAlta director nominees on the Proxy today. The Board recommends a vote FOR all 12 director nominees. Unless otherwise instructed, the persons designated in the Proxy intend to vote FOR each of the 12 director nominees listed above.

The biographies of our nominees for election to the Board are listed in the following section.

RONA H. AMBROSE(1)

Age: 50

Alberta, Canada

Director Since: 2017

Independent

Top Four Relevant Competencies:

•                  Government Affairs

•                  Legal & Regulatory

•                  Technology / Telecommunications

•                  Environment / Climate Change

Corporate Director.  The Honourable Rona Ambrose is a national leader, former Leader of Canada’s Official Opposition in the House of Commons and former leader of the Conservative Party of Canada.  As a key member of the federal cabinet for a decade, Ms. Ambrose solved problems as a minister of the Crown across nine government departments, including serving as Vice Chair of the Treasury Board for several years and Chair of the cabinet committee for public safety, justice and aboriginal issues. As the former environment minister responsible for the greenhouse gas regulatory regime in place across several industrial sectors, she understands the challenges facing the fossil fuel industry.

Ms. Ambrose was personally responsible for the development of several federal policies, ranging from industrial strategies in military procurement to health innovation to improvements to sexual assault laws. Ms. Ambrose is a passionate advocate for women in Canada and around the world and led the global movement to create the “International Day of the Girl” at the United Nations. She was also responsible for ensuring that aboriginal women in Canada were finally granted equal matrimonial rights. She successfully fought for the creation of a Canadian refugee program to bring Yazidi women and girls who have been sexually enslaved by ISIS to safety in Canada.

Ms. Ambrose also serves on the advisory board of the Canadian Global Affairs Institute and is a director of Manulife Financial Corporation, Coril Holdings Ltd. and Andlauer Healthcare Group.  She has a BA from the University of Victoria and an MA from the University of Alberta. She is also a graduate of the Harvard Kennedy School of Government Senior Leaders Program.

Ms. Ambrose has an extensive track record of strong leadership acquired through a wide range of experience at the most senior levels of the Canadian government.  Ms. Ambrose’s extensive public policy experience and demonstrated ability to bring people of divergent views together for a common purpose adds strength to our Board and the Company.  Accordingly, the Board recommends that Shareholders vote FOR Ms. Ambrose’s re-election to the Board.

Board/Committee Membership		Attendance	Attendance Total	Value of Compensation Received in 2019
Board of Directors	Regular	5 of 5
	Special(2)	9 of 11(3)
Governance, Safety and Sustainability Committee		4 of 4	91.7%	$166,000
Human Resources Committee		4 of 4

Securities Held as at December 31 of respective year

Year	Common Shares	Deferred Share Units	Total	Market Value (4)	Share Ownership Requirement (5)
2019	7,897	23,776	31,673	$286,324
2018	1,844	14,214	16,058	$105,822	On track
2017	1,844	2,706	4,550	$34,443

Other Public Board Directorships and Committee Memberships

Company	Committee
Manulife Financial Corporation Andlauer Healthcare Group	Audit; Corporate Governance & Nominating Audit; Compensation, Nominating & Governance

Public Board Interlocks

None

Prior Year’s Voting Results: Voting Results of 2019 Annual and Special Meeting of Shareholders

Votes For	Percentage	Votes Withheld	Percentage
165,878,152	95.41%	7,979,310	4.59%

JOHN P. DIELWART(1)

Age: 67

Alberta, Canada

Director Since: 2014

Independent

Top Four Relevant Competencies:

•                  Engineering & Technical

•                  Legal & Regulatory

•                  Environment / Climate Change

•                  M&A / Organizational Change

Corporate Director.  Mr. Dielwart is the Chair of the Governance, Safety and Sustainability Committee of the Board. The Board has appointed Mr. Dielwart as successor Chair of the Board to take effect immediately following the Meeting, subject to him being re-elected as a director of the Company at the Meeting.

Mr. Dielwart was formerly Chief Executive Officer of ARC Resources Ltd., which owns and operates oil and gas properties in Western Canada.  He oversaw the growth of ARC Resources Ltd. from start-up in 1996 to a company with a total capitalization of approximately $10 billion at the time of his retirement. After his retirement from ARC Resources Ltd. on January 1, 2013, Mr. Dielwart re-joined ARC Financial Corp. (“ARC Financial”) as Vice-Chairman.  ARC Financial is Canada’s leading energy-focused private equity manager. He is a member of ARC Financial’s Investment and Governance committees, and currently represents ARC Financial on the boards of Modern Resources Ltd. And Aspenleaf Energy Limited.

Mr. Dielwart has a Bachelor of Science with distinction (civil engineering) degree from the University of Calgary. He is a member of the Association of Professional Engineers and Geoscientists of Alberta (APEGA) and is a past-Chairman of the Board of Governors of the Canadian Association of Petroleum Producers (CAPP).  In 2015, Mr. Dielwart was inducted into the Calgary Business Hall of Fame and in 2018 he received the Oil and Gas Council’s Canadian Lifetime Achievement Award.  Mr. Dielwart is a director and former Co-Chair of the Calgary and Area Child Advocacy Centre.  Effective March 7, 2019, Mr. Dielwart became a director of Crescent Point Energy Corp.

The Board believes that Mr. Dielwart is a diligent, independent director who provides the Company with a wealth of experience in leadership, finance and entrepreneurship along with a strong understanding of the commodity markets in which we operate, specifically the oil and gas markets.  Accordingly, the Board recommends that Shareholders vote FOR Mr. Dielwart’s re-election to the Board.

Board/Committee Membership(6)		Attendance	Attendance Total	Value of Compensation Received in 2019
Board of Directors	Regular	5 of 5
	Special(2)	10 of 11
Audit, Finance and Risk Committee		2 of 2	96.3%	$182,500
Investment Performance Committee		5 of 5
Governance, Safety and Sustainability Committee (Chair)		4 of 4

Securities Held as at December 31 of respective year

Year	Common Shares	Deferred Share Units	Total	Market Value (4)	Share Ownership Requirement (5)
2019	0	120,210	120,210	$1,086,698
2018	0	99,614	99,614	$656,456	Meets
2017	0	75,001	75,001	$567,758

Other Public Board Directorships and Committee Memberships

Company	Committee
ARC Resources Ltd.	Safety, Reserves and Operational Excellence (Chair); Risk
Denbury Resources Inc.	Chair of the Board; Reserves & HSE; Compensation; Risk
Crescent Point Energy Corp.	Reserves; Environmental, Health and Safety (Chair)

Public Board Interlocks

None

Prior Year’s Voting Results: Voting Results of 2019 Annual and Special Meeting of Shareholders

Votes For	Percentage	Votes Withheld	Percentage
170,414,085	98.02%	3,443,377	1.98%

DAWN L. FARRELL(1)

Age: 60

Alberta, Canada

Director Since: 2012

Non-Independent

Top Four Relevant Competencies:

•                  Risk Management

•                  Electric Energy

•                  International Operations

•                  M&A / Organizational Change

President and Chief Executive Officer of TransAlta Corporation.  Mrs. Farrell became President and Chief Executive Officer of TransAlta Corporation on January 2, 2012.  Prior to her appointment, she served as Chief Operating Officer from 2009 to 2011.

Mrs. Farrell has over 34 years of experience in the electric energy industry, holding roles at TransAlta and BC Hydro. She has served as Executive Vice-President, Commercial Operations and Development; Executive Vice-President, Corporate Development; Executive Vice-President, Independent Power Projects; and Vice-President, Energy Marketing and IPP Development at TransAlta Corporation. From 2003 to 2006, Mrs. Farrell served as Executive Vice-President, Generation at BC Hydro. From 2006 to 2007, she served as BC Hydro’s Executive Vice-President Engineering, Aboriginal Relations and Generation.

Mrs. Farrell sits on the board of directors of The Chemours Company, an NYSE-listed chemical company, and Alberta Business Council.  Her past boards include The Conference Board of Canada, the Business Council of Canada, the Calgary Stampede, the Mount Royal College Board of Governors, Fording Coal Income Fund, New Relationship Trust Fund, Mount Royal College Foundation and Vision Quest Windelectric,

Mrs. Farrell holds a Bachelor of Commerce with a major in Finance and a Masters degree in Economics from the University of Calgary.  She has also attended the Advanced Management Program at Harvard University.

As the President and Chief Executive Officer of the Company, Mrs. Farrell has responsibility for the overall stewardship of TransAlta, including providing strategic leadership to the Company. She has proven herself to be a strong leader that is capable of transforming TransAlta into Canada’s leading clean energy company.  Accordingly, the Board recommends that Shareholders vote FOR Mrs. Farrell’s re-election to the Board.

Board/Committee Membership		Attendance	Attendance Total	Value of Compensation Received in 2019
Board of Directors	Regular	5 of 5
	Special(2)	11 of 11	100%	N/A

Securities Held as at December 31 of respective year

Year	Common Shares(7)	Share Units(8)	Total	Market Value (4)	Share Ownership Requirement(9)
2019	192,081	703,226	895,307	$8,093,575
2018	142,081	659,932	802,014	$5,285,272	Meets
2017	135,264	647,739	783,003	$5,927,335

Other Public Board Directorships and Committee Memberships

Company	Committee
The Chemours Company	Compensation; Nominating & Governance

Public Board Interlocks

None

Prior Year’s Voting Results: Voting Results of 2019 Annual and Special Meeting of Shareholders

Votes For	Percentage	Votes Withheld	Percentage
171,019,370	98.37%	2,838,092	1.63%

ROBERT C. FLEXON

Age: 61

Texas, USA

Director since: 2019

Independent

Top Four Relevant Competencies:

•                  Accounting, Finance & Tax

•                  Electric Energy

•                  Risk Management

•                  M&A / Organizational Change

Corporate Director.  Robert C. Flexon is the former President and Chief Executive Officer of Dynegy Inc. from 2011 until its acquisition by Vistra Energy Corp. in April 2018. Dynegy Inc. was a U.S. independent power producer engaged in the operation of power generating facilities and listed on the NYSE.  Prior to Dynegy, Mr. Flexon also served as the CFO of UGI Corporation and also NRG Energy. In 2009, he served as President and CEO of Foster Wheeler’s U.S. subsidiary and then he served as Chief Executive Officer of Foster Wheeler, a global engineering and construction contractor and power equipment supplier. Mr. Flexon has also held executive positions at NRG Energy, Inc. and has held key finance and accounting positions with Hercules, Inc. and Atlantic Richfield Company. Mr. Flexon serves on the Board of Directors of Capstone Turbine Corporation and Charah Solutions, Inc.

Mr. Flexon holds a Bachelor of Science degree in Accounting from Villanova University. He also serves on the board of Genesys Works-Houston, an organization that transforms the lives of disadvantaged high school students through meaningful work experiences.

Mr. Flexon’s extensive leadership accomplishments, capital markets expertise, and experience leading independent power producers make Mr. Flexon a valued contributor to the Board.  Accordingly, the Board recommends that Shareholders vote FOR Mr. Flexon’s re-election to the Board.

Board/Committee Membership(10)		Attendance	Attendance Total	Value of Compensation Received in 2019
Board of Directors	Regular	3 of 3
	Special(2)	4 of 4
Audit, Finance and Risk Committee		5 of 5	100%	$163,002	(11)
Investment Performance Committee (Chair)		5 of 5

Securities Held as at December 31 of respective year

Year	Common Shares	Deferred Share Units	Total	Market Value(4)	Share Ownership Requirement(5)
2019	0	8,236	8,236	$74,453
2018	N/A	N/A	N/A	N/A	On track(13)
2017	N/A	N/A	N/A	N/A

Other Public Board Directorships and Committee Memberships

Company	Committee/Directorship
Capstone Turbine Corporation	Audit Committee; Compensation Committee
Charah Solutions, Inc.	Audit Committee; Compensation Committee

Public Board Interlocks

None

Prior Year’s Voting Results:  Voting Results of 2019 Annual and Special Meeting of Shareholders

Votes For	Percentage	Votes Withheld	Percentage
171,178,303	98.46%	2,674,851	1.54%

ALAN J. FOHRER

Age: 69

California, U.S.A.

Director Since: 2013

Independent

Top Four Relevant Competencies:

•                  Accounting, Finance and Tax

•                  Engineering and Technical

•                  Electric Energy / Utility

•                  International Operations

Corporate Director.  Mr. Fohrer is the former Chairman and Chief Executive Officer of Southern California Edison Company (“SCE”), a subsidiary of Edison International (“Edison”) one of the largest electric utilities in the United States. He was elected Chief Executive Officer in 2002 and Chairman in 2007.  In 2000, Mr. Fohrer was elected as President and Chief Executive Officer of Edison Mission Energy (“EME”), a subsidiary of Edison that owns and operates independent power facilities.  During his tenure at EME, Mr. Fohrer restructured a number of international projects, which enhanced the value of the assets sold in subsequent years. Mr. Fohrer also served as Executive Vice-President and Chief Financial Officer of both Edison and SCE from 1995 to 1999.  After 37 years with Edison, Mr. Fohrer retired in December 2010.

Mr. Fohrer currently sits on the boards of PNM Resources, Inc., a publicly held energy holding company, and Blue Shield of California, a non-profit health insurance provider.  He is also a member of the Viterbi School of Engineering Board of Councilors for the University of Southern California and Chair of the California Science Centre Foundation.

Mr. Fohrer has served on boards of directors of the Institute of Nuclear Power Operations, the California Chamber of Commerce, Duratek, Inc., Osmose Utilities Services, Inc., MWH, Inc. and Synagro, a private waste management company.

Mr. Fohrer holds a Masters of Science in civil engineering from the University of Southern California, Los Angeles, as well as a Masters of Business Administration from California State University in Los Angeles.

Mr. Fohrer brings to the Company and the Board experience in accounting, finance and the power industry from both a regulated and deregulated market perspective.  He also provided effective leadership in his role as the Chair of the Audit and Risk Committee until April 19, 2018.  Accordingly, the Board recommends that Shareholders vote FOR Mr. Fohrer’s re-election to the Board.

Board/Committee Membership		Attendance	Attendance Total	Value of Compensation Received in 2019
Board of Directors	Regular	4 of 5
	Special(2)	11 of 11
Special Committee(12)		6 of 6	90.90%	$278,227	(11)
Audit, Finance and Risk Committee		6 of 7
Human Resources Committee		3 of 4

Securities Held as at December 31 of respective year

Year	Common Shares	Deferred Share Units	Total	Market Value(4)	Share Ownership Requirement(5)
2019	6,398	95,053	101,451	$917,117
2018	6,398	81,076	87,474	$576,453	Meets
2017	6,398	64,625	71,023	$537,644

Other Public Board Directorships and Committee Memberships

Company	Committee
PNM Resources, Inc.	Audit and Ethics (Chair); Nominating & Governance

Public Board Interlocks

None

Prior Year’s Voting Results: Voting Results of 2019 Annual and Special Meeting

Votes For	Percentage	Votes Withheld	Percentage
155,216,169	89.28%	18,641,263	10.72%

HARRY GOLDGUT(1)

Age: 64

Ontario, Canada

Director since 2019

Independent(13)

Top Four Relevant Competencies:

•                  Legal & Regulatory

•                  M&A/Organizational Change

•                  Government Affairs

•                  Electric Energy / Utility

Vice Chair, Brookfield Asset Management Inc.  Mr. Goldgut is Vice Chair of Brookfield’s Renewable Group and Brookfield’s Infrastructure Group and provides strategic advice related to Brookfield’s open-end Infrastructure Fund. Mr. Goldgut is also one of two Brookfield nominees to the Board pursuant to the Investment Agreement (as defined below) between TransAlta and an affiliate of Brookfield, discussed under “Governance — Board Characteristics — Independence of Directors” below.

Mr. Goldgut was the CEO or Co-CEO and Chairman of Brookfield Renewable Power Inc., from 2000 to 2008, and thereafter, until 2015, he was Chairman of Brookfield’s Power and Utilities Group. From 2015 to 2018, he served as Executive Chairman of Brookfield’s Infrastructure and Power Groups.  He joined Brookfield in 1997 and led the expansion of Brookfield’s renewable power and utilities operations. He has had primary responsibility for strategic initiatives, acquisitions and senior regulatory relationships. He was responsible for the acquisition of the majority of Brookfield’s renewable power assets. He also played a role in the restructuring of the electricity industry in Ontario as a member of several governmental committees, including the Electricity Market Design Committee, the Minister of Energy’s Advisory Committee, the Clean Energy Task Force, the Ontario Energy Board (OEB) Chair’s Advisory Roundtable and the Ontario Independent Electricity Operator (IESO) CEO Roundtable on Market Renewal.

Mr. Goldgut also serves on the Boards of Directors of Terraform Power, Inc. an owner and operator of a renewable power portfolio in North America and Western Europe, where he acts as Chair of the Nominating and Governance Committee; Isagen S.A. ESP, the third largest power generation company in Colombia; and the Princess Margaret Cancer Foundation.  Mr. Goldgut holds an LL.B from York University’s Osgoode Hall Law School.

Mr. Goldgut brings to the Company and the Board extensive experience in regulatory and government affairs, as well as experience in acquiring and operating renewable energy assets. Mr. Goldgut’s background in acquiring and developing Brookfield’s extensive global, renewable energy and utilities portfolio make him an important addition to the Board. Accordingly, the Board recommends that Shareholders vote FOR Mr. Goldgut’s re-election to the Board.

Board/Committee Membership(14)		Attendance	Attendance Total	Value of Compensation Received in 2019
Board of Directors	Regular	3 of 3
	Special(2)	4 of 4	100%	$109,011	(15)
Investment Performance Committee		5 of 5

Securities Held as at December 31 of respective year

Year	Common Shares		Deferred Share Units	Total	Market Value(4)	Share Ownership Requirement
2019	12,289	(15)	0	12,289	$111,097	On track(16)

Other Public Board Directorships and Committee Memberships

Company	Committee
Terraform Power, Inc.	Nominating and Governance (Chair)

Public Board Interlocks

Company	Director
Terraform Power, Inc.	Richard Legault

Prior Year’s Voting Results: Voting Results of 2019 Annual and Special Meeting of Shareholders

Votes For	Percentage	Votes Withheld	Percentage
171,078,139	98.40%	2,779,323	1.60%

RICHARD LEGAULT(1)

Age: 60

Québec, Canada

Director since 2019

Independent(13)

Top Four Relevant Competencies:

•                  Accounting, Finance & Tax

•                  Electric Energy / Utilities

•                  International Operations

•                  M&A / Organizational Change

Vice Chair, Brookfield Asset Management.  Mr. Legault is Vice Chair of Brookfield’s Renewable Group. Mr. Legault is also one of two Brookfield nominees to the Board pursuant to the Investment Agreement between TransAlta and an affiliate of Brookfield, discussed under “Governance — Board Characteristics — Independence of Directors” below.

Prior to his current role, Mr. Legault served as Chief Executive Officer of Brookfield Renewable Partners from 1999 to August 2015, during which time he led the growth of Brookfield’s renewable power operations globally, helping to make Brookfield Renewable one of the world’s largest publicly traded, pure play renewable power portfolios. From 2015 to 2018, he served as Executive Chairman of the Brookfield Renewable Group. Mr. Legault was Chief Financial Officer of Brookfield Asset Management from 2000 to 2001, prior to which he held several senior positions in operations, finance, and corporate development with Brookfield’s forest products operations. Serving at Brookfield for over 31 years, Mr. Legault has been described as being instrumental in developing Brookfield’s renewable business, which is well-established in North America, South America and Europe.

Mr. Legault also serves on the Board of Directors of Terraform Power, Inc., an owner and operator of a renewable power portfolio in North America and Western Europe; and Westinghouse Corporation, one of the largest nuclear technology and services companies globally, and serves as chair of its Risk Committee.

Mr. Legault received a Bachelor of Accounting from the Université du Québec in Hull and is a member of the Chartered Professional Accountants of Canada (CPA, CA).

Mr. Legault brings to the Company and the Board considerable experience in leadership, finance, energy / utilities and organizational change. His wealth of knowledge in the renewable energy sector and his role with Brookfield, our long-term Shareholder, make him an important addition to the Board. Accordingly, the Board recommends that Shareholders vote FOR Mr. Legault’s re-election to the Board.

Board/Committee Membership(17)		Attendance	Attendance Total	Value of Compensation Received in 2019
Board of Directors	Regular	3 of 3
	Special(2)	3 of 4	91.7%	$109,011	(15)
Investment Performance Committee		5 of 5

Securities Held as at December 31 of respective year

Year	Common Shares		Deferred Share Units	Total	Market Value(4)	Share Ownership Requirement
2019	12,289	(15)	0	12,289	$111,097	On track(16)

Other Public Board Directorships and Committee Memberships

Company	Committee
Terraform Power, Inc.	-

Public Board Interlocks

Company	Director
Terraform Power, Inc.	Harry Goldgut

Prior Year’s Voting Results:  Voting Results of 2019 Annual and Special Meeting of Shareholders

Votes For	Percentage	Votes Withheld	Percentage
171,010,448	98.36%	2,847,014	1.64%

YAKOUT MANSOUR

Age: 72

California, U.S.A.

Director Since: 2011

Independent

Top Four Relevant Competencies:

•                  Engineering and Technical

•                  HR / Compensation

•                  Electric Energy

•                  Environment / Climate Change

Corporate Director.  Mr. Mansour has over 40 years of experience as both a retired professional engineer and executive in the electric utility business in Canada, the United States, and abroad. He retired as President and Chief Executive Officer of the California Independent System Operator Corporation (“CAISO”) in 2011, a position he had held since 2005.  CAISO is responsible for operating and controlling 80% of the California electric grid, designing and operating the California electricity market, and for settlements of over $8 billion annually. Under Mr. Mansour’s leadership, the California market structure was completely redesigned, and CAISO established the market and technical foundation to accommodate one of the most aggressive renewable portfolio standards in the world. Prior to that, Mr. Mansour served in senior executive roles at BC Hydro and British Columbia Transmission Corporation where he was responsible for Operation, Asset Management, and Inter-Utility Affairs of the electric grid. In 2009, Mr. Mansour was named to the U.S. Department of Energy Electricity Advisory Committee as a Vice Chair.

A retired professional engineer and a Fellow of the Institute of Electrical and Electronics Engineers, Mr. Mansour has authored and co-authored numerous publications.  He is recognized internationally in the field of power engineering and received several distinguished awards for his contributions to the industry. Mr. Mansour holds a Bachelor of Science in electrical engineering from the University of Alexandria (Alexandria, Egypt) and a Masters of Science from the University of Calgary (Calgary, AB).

Mr. Mansour brings to the Company and the Board decades of experience in generation, transmission and energy competitive markets in both a regulated and deregulated market environment. His technical and operational expertise provide an important diversity of thought and perspective to the Board. Accordingly, the Board recommends that Shareholders vote FOR Mr. Mansour’s re-election to the Board.

Board/Committee Membership(18)		Attendance(10)	Attendance Total	Value of Compensation Received in 2019
Board of Directors	Regular	5 of 5
	Special(2)	10 of 11
Human Resources Committee		2 of 2	92.3%	$232,229	(11)
Governance, Safety and Sustainability Committee		4 of 4
Investment Performance Committee		4 of 5

Securities Held as at December 31 of respective year

Year	Common Shares	Deferred Share Units	Total	Market Value(4)	Share Ownership Requirement(5)
2019	5,231	100,616	105,847	$956,857
2018	5,231	86,526	91,757	$604,678	Meets
2017	5,231	69,953	75,184	$569,143

Other Public Board Directorships and Committee Memberships

None

Public Board Interlocks

None

Prior Year’s Voting Results: Voting Results of 2019 Annual and Special Meeting of Shareholders

Votes For	Percentage	Votes Withheld	Percentage
171,083,506	98.40%	2,773,956	1.60%

GEORGIA R. NELSON

Age: 70

Washington, U.S.A.

Director Since: 2014

Independent

Top Four Relevant Competencies:

•                  Engineering & Technical

•                  HR / Compensation

•                  Electric Energy

•                  Environment / Climate Change

President and Chief Executive Officer of PTI Resources, LLC.  At TransAlta, Ms. Nelson is the Chair of the Human Resources Committee of the Board. Ms. Nelson was President and Chief Executive Officer of PTI Resources, LLC, an independent consulting firm, from 2005 to 2019.  Ms. Nelson has had a 35-year career in the power generation industry, serving in various senior executive capacities for Edison International and its subsidiaries between 1971 and 2005. She was President of Midwest Generation Edison Mission Energy (EME), an independent power producer, from 1999 to her retirement in 2005 and General Manager of EME Americas, from 2002 to 2005. Ms. Nelson has extensive experience in electric and renewable energy operations, international business negotiations, environmental policy matters and human resources.

Ms. Nelson is currently a director of Cummins Inc., Ball Corporation, and Sims Metal Management Ltd.  She was a director of CH2MHILL Corporation, a privately held company, until December 2017.  Ms. Nelson is a past director of Nicor, Inc.  Ms. Nelson was a member of the Executive Committee of the National Coal Council from 2000 to 2015 and served as Chair from 2006 to 2008. She serves on the advisory committee of the Center for Executive Women at Northwestern University. Ms. Nelson was named to the 2012 National Association of Corporate Directors (“NACO”) Directorship 100. She is an NACO Board Fellow.  Ms. Nelson holds a Bachelor of Science from Pepperdine University and a Masters of Business Administration from the University of Southern California. Ms. Nelson brings to the Company and the Board specialized knowledge in the energy, independent power and coal and mining industries, as well as human resources management / compensation and engineering and technical expertise.  As Chair of the Human Resources Committee of the Board, Ms. Nelson leads the Committee in effective decision-making. Accordingly, the Board recommends that Shareholders vote FOR Ms. Nelson’s re-election to the Board.

Board/Committee Membership		Attendance	Attendance Total	Value of Compensation Received in 2019
Board of Directors	Regular	5 of 5
	Special(2)	11 of 11	100%	$267,399	(11)
Human Resources Committee (Chair)		4 of 4
Governance, Safety and Sustainability Committee		4 of 4

Securities Held as at December 31 of respective year

Year	Common Shares	Deferred Share Units	Total	Market Value(4)	Share Ownership Requirement(5)
2019	5,000	92,309	97,309	$879,673
2018	5,000	78,387	83,387	$549,520	Meets
2017	0	61,997	61,997	$469,317

Other Public Board Directorships and Committee Memberships

Company	Committee
Ball Corporation	Human Resources; Nominating / Corporate Governance
Cummins, Inc.	Audit; Compensation, Governance and Nominating
Sims Metal Management Ltd.	Risk; Remuneration and Audit

Public Board Interlocks

None

Prior Year’s Voting Results: Voting Results of 2019 Annual and Special Meeting of Shareholders

Votes For	Percentage	Votes Withheld	Percentage
165,635,298	95.27%	8,222,164	4.73%

BEVERLEE F. PARK(1)

Age: 58

British Columbia, Canada

Director Since: 2015

Independent

Top Four Relevant Competencies:

•                  Accounting, Finance and Tax

•                  HR / Compensation

•                  Environment / Climate Change

•                  M&A / Organizational Change

Corporate Director.  Ms. Park is the Chair of the Audit, Finance and Risk Committee of the Board as of April 19, 2018.  She is also a director of SSR Mining Inc (TSX/NASDAQ listed), a public mining company focused on the operation, development, exploration and acquisition of precious metal projects.  Ms. Park was previously a board member of Teekay LNG Partners, InTransit BC and BC Transmission Corp, where she had chaired the audit committees.  Ms. Park has served on a wide range of not-for-profit boards over her career, including the University of British Columbia Board of Governors.  Ms. Park was an executive of TimberWest Forest Corp until her retirement in 2013.  While at TimberWest she held several roles including Interim CEO, COO, President of the real estate division and Executive Vice President and CFO.  Prior to being at TimberWest, Ms. Park was at BC Hydro and KPMG.

Ms. Park holds a Bachelor of Commerce from McGill University, an MBA from Simon Fraser University Executive program and is a Fellow of the Chartered Professional Accountants of British Columbia (FCPA/FCA).  Ms. Park brings to the company 35 years of experience in a range of industries.  Her extensive experience delivering shareholder value together with her strong financial expertise has made her a valuable contributor to the Board.  Accordingly, the Board recommends that Shareholders vote FOR Ms. Park’s re-election to the Board.

Board/Committee Membership (19)		Attendance(11)	Attendance Total	Value of Compensation Received in 2019
Board of Directors	Regular	5 of 5
	Special(2)(20)	9 of 11
Special Committee(12)		6 of 6	93.9%	$246,500
Audit, Finance and Risk Committee (Chair)		7 of 7
Governance, Safety and Sustainability Committee		1 of 1
Human Resources Committee		3 of 3

Securities Held as at December 31 of respective year

Year	Common Shares	Deferred Share Units	Total	Market Value(4)	Share Ownership Requirement(5)
2019	18,739	79,182	97,921	$885,206
2018	18,739	68,518	87,257	$575,023	Meets
2017	18,739	44,602	63,341	$479,491

Other Public Board Directorships and Committee Memberships

Company	Committee
SSR Mining Inc.	Audit (Chair); Corporate Governance & Nominating; Compensation

Public Board Interlocks

None

Prior Year’s Voting Results: Voting Results of 2019 Annual and Special Meeting of Shareholders

Votes For	Percentage	Votes Withheld	Percentage
149,886,624	86.21%	23,970,838	13.79%

BRYAN D. PINNEY (1)

Age: 67

Alberta, Canada

Director Since: 2018

Independent

Top Four Relevant Competencies:

•                  Accounting, Finance & Tax

•                  HR / Compensation

•                  Risk Management

•                  M&A / Organizational Change

Corporate Director.  Mr. Pinney is currently the lead director for North American Construction Group Ltd.  He is also a director of a Hong Kong-listed oil and gas company, Persta Resources Inc., and of Sundial Growers Inc., a NASDAQ listed company.  Mr. Pinney was also the recent chair of the Board of Governors of Mount Royal University and has previously served on a number of non-profit boards. He is also a director of one private company. He is a Fellow of the Institute of Chartered Accountants, a Chartered Business Valuator and is a graduate of the Ivey Business School at the University of Western Ontario with an honours degree in Business Administration. He is also a graduate of the Canadian Institute of Corporate Directors.

Mr. Pinney has over 30 years of experience serving many of Canada’s largest corporations, primarily in energy and resources and construction. Mr. Pinney was a partner with Deloitte LLP between 2002 and 2015. Mr. Pinney served as Calgary Managing Partner of Deloitte LLP from 2002 through 2007 and as National Managing Partner of Audit & Assurance from 2007 to 2011 and Vice-Chair until June 2015. Mr. Pinney was a past member of Deloitte LLP’s Board of Directors and chair of the Finance and Audit Committee. Prior to joining Deloitte LLP, Mr. Pinney was a partner with Andersen LLP and served as Calgary Managing Partner from 1991 through May of 2002.

Mr. Pinney’s extensive leadership accomplishments, financial expertise, knowledge of regulatory and compliance matters and diverse range of industry experience make him an important contributor to the Board. Accordingly, the Board recommends that Shareholders vote FOR Mr. Pinney’s re-election to the Board.

Board/Committee Membership		Attendance	Attendance Total	Value of Compensation Received in 2019
Board of Directors	Regular	5 of 5
	Special(2)	11 of 11
Human Resources Committee		4 of 4	100%	$169,000
Audit, Finance and Risk Committee		7 of 7

Securities Held as at December 31 of respective year

Year	Common Shares	Deferred Share Units	Total	Market Value(4)	Share Ownership Requirement(5)
2019	20,427	34,855	55,282	$499,749
2018	10,173	15,988	26,161	$172,401	Meets
2017	N/A	N/A	N/A	N/A

Other Public Board Directorships and Committee Memberships

Company	Committee/Directorship
North American Construction Group Ltd.	Lead Director; Audit Committee (Chair); Human Resources & Compensation
Persta Resources Inc.	Audit Committee (Chair); Human Resources and Compensation
Sundial Growers Inc.	Audit & Risk Committee (Chair), Human Resources and Operations

Public Board Interlocks

None

Prior Year’s Voting Results:  Voting Results of 2019 Annual and Special Meeting of Shareholders

Votes For	Percentage	Votes Withheld	Percentage
171,205,639	98.47%	2,651,823	1.53%

SANDRA R. SHARMAN (1)

New Nominee to the Board

Age: 57

Ontario, Canada

Independent (21)

Top Four Relevant Competencies:

•      HR / Compensation

•      M&A / Organizational Change

•      Legal & Regulatory

•      Risk Management

Senior Executive Vice-President and Group Head, People, Culture and Brand, Canadian Imperial Bank of Commerce (“CIBC”).  Ms. Sandra Sharman leads the Human Resources, Communications, Marketing and Enterprise Real Estate teams at CIBC, supporting execution of business strategy, transforming to a purpose-driven bank and enabling a world class culture.

Ms. Sharman and her team are responsible for developing and delivering the Global Human Capital Strategy designed to challenge conventional thinking, drive business solutions and shape the culture of the bank.  Her key areas of accountabilities also include workplace transformation, compensation and benefits, employee relations, policy and governance, talent management, marketing, corporate real estate, including the bank’s new global headquarters, CIBC Square and all aspects of internal and external communications and public affairs, including government relations and awards.

A proven business leader with over 30 years of human resources and financial services experience in both Canada and the U.S., Ms. Sandra Sharman has played a lead role in shaping an inclusive and collaborative culture at CIBC, focused on empowering and enabling employees to reach their full potential.

Ms. Sharman assumed the leadership of Human Resources at CIBC in 2014 and added accountability for communications and public affairs in 2017.  Since then her portfolio has expanded to encompass purpose, brand, marketing and most recently corporate real estate.  Ms. Sharman earned her Masters of Business Administration (MBA) from Dalhousie University.

Ms. Sharman’s executive experience and leadership accomplishments within an international and complex business make her an important addition to the Board.  Accordingly, the Board recommends that Shareholders vote FOR Ms. Sharman’s election to the Board.

Board/Committee Membership	Attendance	Percentage	Attendance Total	Value of Compensation Received in 2019
New Nominee to the Board

Securities Held as at December 31 of respective year

Year	Common Shares	Deferred Share Units	Total	Market Value	Share Ownership Requirement
None — New Nominee to the Board

Other Public Board Directorships and Committee Memberships

Company	Committee/Directorship
None	-

Public Board Interlocks

None

Prior Year’s Voting Results:  Voting Results of 2019 Annual and Special Meeting of Shareholders

Votes For	Percentage	Votes Withheld	Percentage
N/A	N/A	N/A	N/A

Notes:

(1)             Canadian residents.

(2)             Special meetings are scheduled on an ad hoc basis, which are often held telephonically and are scheduled on short notice, providing limited opportunity to ensure the availability of all the directors for such meetings.

(3)             Ms. Ambrose was unable to attend two special meetings held via teleconference, although she had met with the Chair of the Board and the CEO in advance of such meetings to allow Ms. Ambrose an opportunity to express her views on the relevant matters being considered.

(4)             The 2017 market value is based on the weighted average closing share price of our common shares on the TSX for the 20 trading days prior to and including December 31, 2017 of $7.57; the 2018 market value is based on the weighted average closing share price of our common shares on the TSX for the 20 trading days prior to and including December 31, 2018 of $6.59, and the 2019 market value is based on the weighted average closing share price of our common shares on the TSX for the 20 trading days prior to and including December 31, 2019 of $9.04.

(5)             As of December 31, 2019, the five-year minimum shareholding requirement for independent directors is three times the annual retainer for directors ($480,000) and the Chair of the Board ($990,000), which new directors are required to satisfy within prescribed periods of joining the Board.  For directors that receive their compensation in U.S. dollars, this share ownership requirement is also in U.S. dollars.  See “Compensation — Report on Director Compensation — Share Ownership Requirements of Directors”.

(6)             Mr. Dielwart was a member of the Audit, Finance and Risk Committee until May 14, 2019 and was appointed to the Investment Performance Committee effective May 14, 2019.

(7)             As at December 31, 2019, Mrs. Farrell also owned 15,000 common shares of TransAlta Renewables Inc., a public company subsidiary of the Company.

(8)             Mrs. Farrell’s share units are comprised of eligible shares for purposes of the executive share ownership policy, which consists of common shares, Restricted Share Units (“RSU”) and Officer Deferred Share Units (“ODSU”) (as described under “Compensation Discussion and Analysis — Our Variable Compensation Program”).  As at December 31, 2019, she held 283,598 RSUs and 419,628 ODSUs.  In addition, as at December 31, 2019, Mrs. Farrell held 623,917 Performance Share Units (“PSU”) and 1,384,106 options exercisable to acquire common shares.  See “Compensation Discussion and Analysis — Shareholder Alignment — Share Ownership Requirements”.

(9)             Mrs. Farrell is subject to the requirements of the executive share ownership policy, requiring that she own and hold five times her base salary, which she has met.  See “Compensation Discussion and Analysis — Shareholder Alignment — Share Ownership Requirements”.

(10)        Mr. Flexon has been a member of the Board since April 26, 2019 and was appointed Chair of the Investment Performance Committee effective May 14, 2019.

(11)        The compensation payable to Mr. Flexon, Mr. Fohrer, Mr. Mansour and Ms. Nelson is converted to U.S. dollars using the exchange rate on the 13th day of the last month of each compensation quarter.  The amounts appearing in this table are in Canadian dollars and reflect the actual amounts paid using the exchange rate on the 13th day of the last month of each compensation quarter.

(12)        The Special Committee was established for the purposes of considering the $750 million investment by Brookfield and alternatives thereto and, separately, to engage with Shareholders as part of the Company’s broader Shareholder engagement program, including to assess the merits of certain recommendations and proposals.  Ambassador Gordon Giffin, who is not standing for re-election at the Meeting, was also a member of the Special Committee.  See “Governance — The Board’s Mandate — Strategic Planning” below.

(13)        Mr. Goldgut and Mr. Legault are nominees of Brookfield (as defined below) in accordance with the Investment Agreement (as defined below).  They are both independent within the meaning of National Instrument 58-101 - Disclosure of Corporate Governance Practices; however, they do not meet the additional independence requirements prescribed for audit committee members under National Instrument 52-110 - Audit Committees as a result of an affiliate of Brookfield receiving an annual management fee of $1,500,000 for having representatives serve on the hydro operating committee.  See “Governance — Board Characteristics — Independence of Directors” below.  Neither Mr. Goldgut nor Mr. Legault serve on the Company’s Audit, Finance and Risk Committee.

(14)        Mr. Goldgut has been a member of the Board since April 26, 2019 and was appointed to the Investment Performance Committee effective May 14, 2019.

(15)        Messrs. Goldgut and Legault have both elected to receive common shares for 100% of their director compensation and have directed the Company to register such common shares to an entity affiliated with Brookfield.  To the extent Messrs. Goldgut or Legault are deemed to be the beneficial owner of any such shares, each of Mr. Goldgut and Mr. Legault expressly disclaim beneficial ownership thereof.  In total, 24,579 common shares were registered to an affiliate of Brookfield as of December 31, 2019 pursuant to the directions of Messrs. Goldgut and Legault.

(16)        Messrs. Goldgut and Legault are exempt from directly satisfying the share ownership requirement for so long as they are Brookfield’s nominees on the Board and for so long as Brookfield is in compliance with its obligations under the Investment Agreement.

(17)        Mr. Legault has been a member of the Board since April 26, 2019 and was appointed to the Investment Performance Committee effective May 14, 2019.

(18)        Mr. Mansour was a member of the Human Resources Committee until May 14, 2019 and was appointed to the Investment Performance Committee effective May 14, 2019.

(19)        Ms. Park is the Chair of the Audit, Finance and Risk Committee.  Ms. Park was appointed to the Human Resources Committee effective May 14, 2019. Ms. Park was a member of the GSSC until May 14, 2019.

(20)        The two Special Board meetings that Ms. Park was unable to attend in 2019 each pertained to an update to the Board on the matters involving the Special Committee.  As a result of being a member of the Special Committee, her attendance at these meetings was not required.

(21)        Ms. Sharman is independent within the meaning of National Instrument 58-101 - Disclosure of Corporate Governance Practices; however, she does not meet the additional independence requirements prescribed for audit committee members under National Instrument 52-110 - Audit Committees as a result of CIBC receiving fees from the Company in the ordinary course of business in connection with the provision by CIBC of banking and financial services to the Company.  See “Governance — Board Characteristics — Independence of Directors” below.

The Board believes that the appointment of each of the 12 nominees to the Board is in the best interests of the Company and unanimously recommends a vote FOR each of the director nominees. Vote FOR the TransAlta director nominees on the Proxy today. Unless otherwise instructed, the persons designated in the Proxy intend to vote FOR the election of each of these nominees as directors.

Our Policy on Majority Voting

The Company’s majority voting policy, which is contained in the General Governance Guidelines for the Board provides that, in an uncontested election of directors at an annual meeting of Shareholders, the votes cast in favour of the election of a director nominee must represent a majority of the total votes cast at the Meeting.  If that is not the case, that director must immediately tender his or her resignation for consideration by the balance of the Board. Absent extenuating circumstances, it is expected that the Board will accept the resignation in a timeframe consistent with the interests of the Company and, in any event, within 90 days from the date of the relevant Shareholders’ meeting. The Board will promptly disclose its decision, including the full reasons if the Board determines not to accept a resignation, in a press release and will also inform the TSX.  See Appendix “B” to this Proxy Circular for further details regarding our policy on majority voting.

Board Committees and Membership as at December 31, 2019:

Committees
		Audit, Finance and Risk (“AFRC”)	Governance, Safety and Sustainability (“GSSC”)	Human Resources (“HRC”)	Investment Performance (“IPC”)
Independent Directors
Rona H. Ambrose			Ö	Ö
John P. Dielwart			Chair		Ö
Robert C. Flexon	Δ	Ö			Chair
Alan J. Fohrer		Ö		Ö
Harry Goldgut					Ö
Gordon D. Giffin (Board Chair) (1)
Richard Legault					Ö
Yakout Mansour			Ö		Ö
Georgia R. Nelson			Ö	Chair
Beverlee F. Park	Δ	Chair		Ö
Bryan D. Pinney	Δ	Ö		Ö

Management Director — Not Independent
Dawn L. Farrell(2)

Ö - Member

Δ - Designated Audit Committee Financial Expert

Notes:

(1)             Ambassador Giffin is the Chair of the Board and attends committee meetings but is not a member of any committee.  Ambassador Giffin will retire from the Board immediately following the Meeting.

(2)             Mrs. Farrell is the President and CEO of TransAlta and as such is not a member of any committee.

Director Meeting Attendance in 2019

Directors are expected to attend all regularly scheduled and special meetings of the Board and its committees.  Aggregate attendance for our directors in 2019 is 96%.  The attendance on an individual director basis is set out in the following table and under each director’s personal biography in “Business of the Meeting — Election of Directors — Director Nominee Information”.

	Board Meetings		Committee Meetings
Name	Regular (5)	Special(1) (11)	Special (6)	AFRC (7)	GSSC (4)	HRC (4)	IPC (5)	Total Attendance
Ambrose	5 of 5	9 of 11(2)		—	4 of 4	4 of 4		22 of 24	91.7%
Dielwart(3)	5 of 5	10 of 11		2 of 2	4 of 4	—	5 of 5	26 of 27	96.3%
Faithfull(4)	1 of 1	9 of 9		1 of 1	1 of 1	—		12 of 12	100%
Farrell(5)	5 of 5	11 of 11		—	—	—		16 of 16	100%
Flexon(6)	3 of 3	4 of 4		5 of 5			5 of 5	17 of 17	100%
Fohrer	4 of 5	11 of 11	6 of 6	6 of 7	—	3 of 4		30 of 33	90.9%
Giffin(7)	5 of 5	11 of 11	5 of 6	—	—	—		21 of 22	95.4%
Goldgut(8)	3 of 3	4 of 4		—	—	—	5 of 5	12 of 12	100%
Legault(9)	3 of 3	3 of 4					5 of 5	11 of 12	91.7%
Mansour(10)	5 of 5	10 of 11		—	4 of 4	1 of 1	4 of 5	24 of 26	92.3%
Nelson	5 of 5	11 of 11		—	4 of 4	4 of 4		24 of 24	100%
Park (11)	5 of 5	9 of 11(12)	6 of 6	7 of 7	2 of 2	3 of 3		32 of 34	94.1%
Pinney	5 of 5	11 of 11		7 of 7		4 of 4		27 of 27	100%
Total	54 of 55	113 of 120	17 of 18	28 of 29	19 of 19	19 of 19	24 of 25	274 of 285	96%

Notes:

(1)             Special meetings are scheduled on an ad hoc basis, which are often held telephonically and are scheduled on short notice, providing limited opportunity to ensure the availability of all the directors for such meetings.

(2)             Ms. Ambrose was unable to attend two Special Board meetings held via teleconference, although she had met with the Chair of the Board and the CEO in advance of such meetings to allow Ms. Ambrose an opportunity to express her views on the relevant matters being considered.

(3)             Mr. Dielwart was a member of the AFRC until May 14, 2019, and was appointed to the IPC effective May 14, 2019.

(4)             Mr. Timothy Faithfull retired from the Board on April 26, 2019.

(5)             Mrs. Farrell is not a member of any standing committee of the Board; however, she attends committee meetings (excluding the in camera portion of the meeting).  As Mrs. Farrell is not a member of any committees, her attendance is not recorded.

(6)             Mr. Flexon has been a member of the Board since April 26, 2019 and a member of the AFRC since May 14, 2019, and was appointed as Chair of the IPC on May 14, 2019.

(7)             Ambassador Giffin is not a member of any standing committee of the Board; however, as Chair of the Board, he attended committee meetings.  Ambassador Giffin was also the Chair of the Special Committee formed in 2019.

(8)             Mr. Goldgut has been a member of the IPC since May 14, 2019.

(9)             Mr. Legault has been a member of the IPC since May 14, 2019.

(10)        Mr. Mansour ceased to be a member of the HRC on May 14, 2019, and was appointed to the IPC effective May 14, 2019.

(11)        Ms. Park ceased to be a member of the GSSC on May 14, 2019, and was appointed to the HRC effective May 14, 2019.

(12)        The two Special Board meetings that Ms. Park was unable to attend in 2019 each pertained to an update to the Board on the matters involving the Special Committee.  As a result of being a member of the Special Committee, her attendance at these meetings was not required.

Inter-locking Directorships

The following table indicates which directors serve on the same boards and committees of another reporting issuer. The Board has not adopted specific guidelines limiting the number of board interlocks that can exist at any time. A board interlock occurs when two or more of TransAlta's directors also serve together as directors of another public company. Pursuant to the General Governance Guidelines for the Board (see Appendix "B"), when considering potential qualified candidates for nomination to the Board, and in annually evaluating each director's independence on the Board and individual contributions and performance, any board interlocks are taken into account to ensure they do not undermine the independence or effectiveness of our directors. The Board has determined that these inter-locking directorships do not adversely impact the independence or effectiveness of these directors on the Company's Board. We have no inter-locking relationships between compensation committee members and our President and Chief Executive Officer.

Company	Director	Committee Memberships
Terraform Power, Inc.	Richard Legault	None
	Harry Goldgut	Nominating and Governance Committee (Chair)

Board Tenure

In order to support the continued renewal of skills, expertise and personal attributes, the Board undertakes a robust annual Board, Committee and individual director evaluation process. The Board reviews annually the size and composition of the Board and each of its Committees and addresses the succession planning needs associated with ensuring the Board has the necessary diversity of skills and experience. The Board undertakes to ensure that the appropriate degree of experience and institutional knowledge is balanced with the regular introduction of fresh perspectives from new directors.

The average tenure for our director nominees is less than 5 years.

The Board has considered adopting term limits but believes that term limits are arbitrary mechanisms for removing directors and can lead to the loss of valuable skills necessary to maximize the Company's effective decision-making as experienced directors could be forced to leave the Board solely because of length of service. Instead, we believe that directors should be assessed according to their ability to continue to make a meaningful contribution to the Board, based on robust annual assessment processes.

Under TransAlta's retirement policy, set out in the General Governance Guidelines for the Board (see Appendix "B"), the Board has fixed a retirement age for directors at age 75, provided that the Board may, in its discretion, extend the term of a director beyond the age of 75 if the Board determines that the Company and the Board would benefit from the contributions, skills and experience of the director.

The Company has adopted a director retirement policy with an age limit of 75.

Although the Company’s retirement policies should promote Board refreshment, the Company believes that the principal mechanism to ensure a strong and effective Board is through a robust annual evaluation process that assesses each director’s ability to continue to make a meaningful contribution to the Board.  The GSSC annually reviews the size and composition of the Board and addresses succession planning needs associated with ensuring the Board has the necessary diversity of skills and experience, balanced with the need to maintain continuity of experience and knowledge on the Board.

In 2018, Ambassador Giffin indicated to the Board that he intended to retire as a director and as Board Chair in 2020. The Company announced his retirement plans on January 25, 2019.  On January 16, 2020, the Board announced that it has appointed Mr. John Dielwart as the successor Chair of the Board, effective immediately following the Meeting and subject to Mr. Dielwart being re-elected as a director of the Company at the Meeting.

Corporate Cease Trade Orders and Bankruptcies

Except as noted below, no director nominee is, as at the date of this Proxy Circular, or has been, within the past 10 years before the date hereof, a director or executive officer of any other issuer that, while that person was acting in that capacity: (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under applicable securities legislation for a period of more than 30 consecutive days; or (ii) was subject to an event that resulted, after the person ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under applicable securities legislation for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Mr. Flexon was President and Chief Executive Officer and a director of Dynegy Inc., a power generating company that owns and operates a number of power stations in the U.S., from June 2011 to April 2018 when it was acquired by Vistra Energy Corp. Certain subsidiaries of Dynegy filed for bankruptcy in November 2011 under Chapter 11 of the U.S. Bankruptcy Code. Mr. Flexon was also on the board of directors of Westmoreland Coal Company. On October 8, 2018, Westmoreland Coal Company filed for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code. Mr. Flexon resigned from the board of Westmoreland Coal Company effective March 15, 2019.

Skills Matrix

We maintain a skills matrix where each director indicates whether he or she has expertise and professional background in areas we consider to be essential for TransAlta, having regard to our strategies, plans, operations and stakeholders. The skills matrix is also used by the Board as part of its succession planning process, when identifying, selecting and nominating directors for appointment to the Board, and as part of evaluating the necessary skills, experiences and qualifications needed in order to maximize effective decision-making by the Board and its Committees. Given the breadth of experience and skills of each director, the table below lists only the top four competencies possessed by each director nominee based on the Board's assessment and each director’s self-evaluation. The Board believes the director nominees possess a diversity of skills and the appropriate mix of competencies needed for the Board to effectively carry out its mandate and oversee the execution of the Company's strategies.

		Location					Years on
		(Province / State)					Board			Age			Top Four Relevant Competencies (1)
Name	M / F	British Columbia	Alberta	Ontario	Quebec	USA	0 to 5	6 to 10	11+	59 and under	60 to 69	70+	Accounting, Finance and Tax	Engineering and Technical	Government Affairs	Legal and Regulatory	HR / Compensation	Risk Management	Electric Energy / Utility	Technology / Telecommunications	International Operations	Environment / Climate Change	M&A / Organizational Change
Ambrose	F		•				•			•					•	•				•		•
Dielwart	M		•					•			•			•		•						•	•
Farrell	F		•					•			•							•	•		•		•
Flexon	M					•	•				•		•					•	•				•
Fohrer	M					•		•			•		•	•					•		•
Goldgut	M			•			•				•				•	•			•				•
Legault	M				•		•				•		•						•		•		•
Mansour	M					•		•				•		•			•		•			•
Nelson	F					•		•				•		•			•		•			•
Park	F	•					•			•			•				•					•	•
Pinney	M		•				•				•		•				•	•					•
Sharman	F			•			•			•						•	•	•					•

Note:

(1)                                      Definitions for the top relevant competencies are provided below:

•          Accounting, Finance & Tax — The understanding of financial accounting and reporting, and corporate finance, as well as familiarity with internal financial/accounting controls and IFRS.

•          Engineering & Technical — Knowledge of engineering principles and application of technical skills and expertise.

•          Government Affairs — The understanding of government, diplomacy and public policy, internationally, federally or provincially.

•          Legal & Regulatory — The understanding of legal principles and the workings of regulatory systems.

•          HR / Compensation — The understanding of executive compensation, talent management/retention and succession planning.

•          Risk Management — The understanding of internal risk controls, risk assessments and reporting.

•          Electric Energy / Utility — Knowledge of electric, utility and renewables operations, including the driving of continuous improvements and best-in-class operational standards.

•          Technology / Telecommunications — Knowledge of relevant emerging technologies, including information and telecom technology, and knowledge of telecommunications or content, including strategic context, market competitors and business issues facing those industries.

•          International Operations — Knowledge of major international operations and global strategy development.

•          Environment / Climate Change — Knowledge of corporate responsibility practices and the constituents involved in sustainable development practices, including as it pertains to climate change.

•          M&A / Organizational Change — competency in leading major organizational change and/or managing a significant merger or acquisition.

In addition to the top four competencies of each director detailed above, all director nominees are required to, and possess, the following attributes:

•                  Strategic Oversight — The ability to support the business and affairs of the Company through strategic stewardship and oversight, including by assisting with the establishment of key policies and standards for the Company (including policies for the assessment and management of its risks) and through the review and approval of the strategic plans of the Company.

•                  Expertise — Extensive professional experience with significant executive leadership accomplishments in business, government or the nonprofit sector relevant to the Company’s business and industry, financial position and risk profile.

•                  Ability to Influence — Well developed listening, communicating and influencing skills so as to be able to actively participate in board discussions and debate.

•                  Integrity — Personal qualities of integrity and credibility.

•                  Commitment — The ability to devote the time, effort and energy necessary to serve effectively as a director of the Company.

In addition to the top four competencies of each director set forth above, the below table describes the experience and professional background of each director nominee. This below table is intended to emphasize how each director nominee acquired the competencies listed above.

Experience and Professional Background

Leadership Experience	Ambrose	Dielwart	Farrell	Flexon	Fohrer	Goldgut	Legault	Mansour	Nelson	Park	Pinney	Sharman
Experience as Chief Executive Officer of a large, multi-national and complex organization		•	•	•	•	•	•	•
Experience as Chief Financial Officer or Senior Executive of a large, multinational and complex organization		•	•	•	•		•	•	•	•	•	•
Experience as an Entrepreneur or Business Owner of a successful organization		•							•
Experience as Professional Advisor (e.g. Lawyer or Accountant)				•		•	•				•
Experience as Senior Government Official	•					•

The GSSC may also consider other factors that it determines to be relevant in the context of individual nominees, the Board as a whole and its Committees, including the benefits of promoting diversity (including gender diversity), as discussed under “Governance — Board Characteristics — Diversity” on page 51.

2.              FINANCIAL STATEMENTS

We will publish the Company’s 2019 audited consolidated financial statements, including the related auditors’ report and the related management’s discussion and analysis, for the fiscal year ended December 31, 2019 before the Meeting.  Copies will also be available at the Meeting.  In addition, the full text of the Annual Report, audited consolidated annual financial statements and management’s discussion and analysis in either English or French are available on our website at www.transalta.com/powering-investors/financial-and-annual reports, under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

3.              RE-APPOINTMENT OF AUDITORS

At the Meeting, you will be asked to re-appoint Ernst & Young LLP as our auditors to hold office until the next annual meeting of Shareholders at remuneration to be fixed by the Board.  Representatives of Ernst & Young LLP will be available at the Meeting to answer any questions you may have.  Ernst & Young LLP has been our external auditors since 1947.

Fees Paid to Ernst & Young LLP

For the years ended December 31, 2019 and December 31, 2018, Ernst & Young LLP and its affiliates were paid $4,171,813 and $4,174,070 respectively, as detailed below:

Ernst & Young LLP

Year Ended December 31	2019	2018
Audit Fees(1)	$2,475,985	$2,652,152
Audit-related fees(1)(2)	1,356,412	1,407,163
Tax fees	339,415	104,255
All other fees	—	10,500
Total	$4,171,813	$4,174,070

Note:

(1)         Comparative figures have been reclassified to conform to the current period classification of fees.

(2)         Included in the audit related fee are fees billed to TransAlta Renewables Inc.

No other audit firms provided audit services in 2019 or 2018.

The nature of each category of fees is described below.

Audit Fees

Audit fees are for professional services rendered for the audit and review of our financial statements or services provided in connection with statutory and regulatory filings and providing comfort letters associated with securities documents.

Audit-Related Fees

Audit-related fees are for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements but that are not included under “Audit Fees”.  In 2019, we have included the fees billed to TransAlta Renewables Inc., a controlled and consolidated subsidiary of TransAlta.

Tax Fees

Tax fees are tax-related services for review of tax returns, assistance with questions on tax audits, and tax planning.

All Other Fees

All other fees include products and services provided by the Company’s auditor other than those services reported under “Audit Fees”, “Audit-Related Fees” and “Tax Fees”. This includes fees related to training services provided by the auditor.

Pre-Approval Policies and Procedures

The AFRC has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence.  In May 2002, the AFRC adopted a policy that prohibits TransAlta from engaging the auditors for “prohibited” categories of non-audit services and requires pre-approval of the AFRC for other permissible categories of non-audit services, such categories being determined under the Sarbanes Oxley Act.  This policy also provides that the Chair of the AFRC may approve permissible non-audit services during the quarter and report such approval to the AFRC at its next regularly scheduled meeting.

The Board believes that the re-appointment of Ernst & Young LLP as auditors of the Company and authorizing the Board to fix the auditor’s remuneration is in the best interests of the Company and unanimously recommends a vote FOR this resolution. Unless otherwise instructed, the persons designated in the Proxy intend to vote FOR the re-appointment of Ernst & Young LLP as auditors of the Company and to authorize the Board to fix the auditor’s remuneration. Vote FOR the re-appointment of Ernst & Young LLP as auditors of the Company on the Proxy today.

4.              ADVISORY VOTE ON EXECUTIVE COMPENSATION

At the Meeting, you will be asked to consider and approve, on a non-binding and advisory basis, a resolution on our approach to executive compensation as disclosed in this Proxy Circular.  A detailed discussion of our approach to executive compensation follows in our Compensation Discussion and Analysis (“CD&A”) beginning on page 81, which also includes a discussion on our compensation strategy, the objectives of different elements of our compensation programs, the way performance is assessed and compensation decisions are made, and how our compensation policies and practices are designed to align pay with performance and our Company’s strategies. Over the past couple of years, the HRC and the Board have carefully considered and continue to enhance our approach to executive compensation, to ensure alignment with Company performance, our strategic goals and the principles of pay-for-performance.  We continue to make enhancements to our approach to executive compensation consistent with those principles, the details of which are set out in the letter to Shareholders and CD&A beginning on page 81 of this Proxy Circular.

As our Shareholder, on a non-binding and advisory basis, you have the opportunity to vote “For” or “Against” our approach to executive compensation by considering and, if deemed advisable, approving the following resolution:

“BE IT RESOLVED THAT, on a non-binding and advisory basis, and not to diminish the role and responsibilities of the Board of Directors, the Shareholders accept the approach to executive compensation disclosed in the Company’s Management Proxy Circular dated March 9, 2020 delivered in connection with the 2020 annual and special meeting of Shareholders of the Company.”

Since your vote is advisory, it will not be binding on the Board. However, the Board and, in particular, the HRC will consider the outcome of the vote as part of their ongoing review of executive compensation. The Company plans to hold an advisory vote on our approach to executive compensation on an annual basis.

The Board unanimously recommends a vote FOR our approach to executive compensation. Unless otherwise instructed, the persons designated in the Proxy intend to vote FOR the approval of the advisory resolution on executive compensation. Vote FOR the approval of the advisory resolution on our approach to executive compensation on the Proxy today.

5.              AMENDMENTS TO THE AMENDED AND RESTATED BY-LAW NO. 1

At a meeting on March 3, 2020, as part of its continuous review of its corporate governance practices, the Board approved certain amendments to the Company’s Amended and Restated By-Law No. 1 (the “General By-law Amendments”), being the by-laws that set out the general rules governing the business and affairs of the Company. The amendments to the Amended and Restated By-Law No. 1, which will take effect as an amendment and restatement of the Amended and Restated By-Law No.1, are intended to modernize our current corporate governance practices and to align our corporate governance policies and procedures more closely with those of leading Canadian public companies governed by the CBCA. The General Bylaw Amendments address various procedural matters in connection with the conduct of shareholder meetings, including to facilitate electronic meetings in a manner consistent with the CBCA, to provide for electronic payment of dividends, to clarify the Board Chair’s authority to conduct shareholder meetings, and related matters. For further details concerning the key changes proposed in the General By-law Amendments, see “— Nature of Amendments” below.

The General By-law Amendments are to take effect immediately following Shareholder confirmation of the General By-law Amendments Resolution (as defined below). Pursuant to the CBCA, the Board may by resolution amend any by-laws of the Company, subject to the requirement that the Board submit the General By-law Amendments to Shareholders at the Meeting for confirmation by ordinary resolution. If the General By-Law Amendments are confirmed at the Meeting, the General By-law Amendments will be effective and in full force and effect. If the General By-law Amendments are not confirmed by a majority vote of the Shareholders, they will not become effective as of the date of the Meeting and the existing Amended and Restated By-Law No. 1 of the Company will continue to be effective, absent the General By-law Amendments, and in full force and effect.

The full text of the Amended and Restated By-Law No.1 reflecting the General By-law Amendments is available under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Background

The Amended and Restated By-Law No. 1 was last confirmed by Shareholders at the annual and special meeting of Shareholders held on April 29, 2014. The Amended and Restated By-Law No. 1 sets forth the general rules that regulate the business and affairs of the Company, including the framework for the execution of documents on behalf of the Company, the borrowing powers of the Board, procedural matters relating to Board meetings, procedural matters relating to shareholder meetings, the appointment of officers, the division of the business and operations of the Company into divisions and units, the indemnification of directors and officers, the payment of dividends, and communications between the Company and Shareholders.

Reasons for Amendments

As part of the GSSC’s ongoing consideration and assessment of the Company’s corporate governance practices, the GSSC determined and recommended to the Board that amendments be made to the Company’s Amended and Restated By-Law No. 1 in order to, among other things: (i) reflect established corporate governance trends for CBCA public companies; (ii) take into account the evolution of laws surrounding, and the increased importance of facilitating, electronic meetings and electronic voting; (iii) address certain amendments to the Company’s governing corporate statute, the CBCA that are currently expected to come into force in 2020 or 2021; and (iv) make certain clean-up and other changes, in each case, since the Amended and Restated By-Law No. 1 was last approved by Shareholders.

Nature of Amendments

The following is a summary of the material changes to the Amended and Restated By-Law No. 1 that resulted from the adoption of the General By-law Amendments by the Board, subject to the General By-law Amendments Resolution being confirmed by the Shareholders at the Meeting:

•                  added language requiring annual meetings of shareholders to be no later than six months after the end of the Company’s preceding financial year, consistent with the requirements of the TSX;

•                  added language stipulating that in order for shareholder meetings to be held outside of Canada, the Articles of the Company must specifically permit such meetings, or the shareholders entitled to the vote at the meeting must so agree;

•                  added a provision permitting shareholder meetings to be held electronically, subject to the provisions of the CBCA and the consent of directors, provided the Company arranges for electronic voting at such meeting in accordance with the CBCA and the Company’s by-laws;

•                  added language clarifying that a quorum at a shareholder meeting is only required at the opening of such meeting, and not throughout, in order duly transact business, consistent with the provisions of the CBCA;

•                  added language granting the chair of a shareholder meeting the power to adjourn such meeting to another place, date and time, consistent with applicable laws and shareholder meeting rules;

•                  added a provision clarifying the process and mechanism in respect of the appointment of proxies and the representation of shareholders at meetings;

•                  added a provision permitting the Board to specify a time, not more than 48 hours prior to a shareholder meeting, by which proxies must be submitted to the Company in order to be effective at a shareholder meeting, consistent with the Company’s usual practices;

•                  added a provision setting out the mechanics of dividend payments made by the Company, including to facilitate electronic payment of dividends;

•                  added language setting out the size, and specific requirements for each member, of the Board’s audit committee, consistent with the requirements for CBCA public companies under applicable corporate and securities laws;

•                  updated the provisions pertaining to directors’ and officers’ liability and indemnification rights consistent with the CBCA and customary market practices;

•                  added language setting out the method of giving notice and the waiver of notices for Board and shareholders’ meetings and provisions dealing with the treatment of undelivered notices and the binding nature of notices on successors and heirs to shareholders; and

•                  various other cleanup and other changes of a house-keeping nature.

The foregoing summary of the General By-law Amendments is qualified in its entirety by reference to the complete text of the General By-law Amendments, which is available under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.  In the event of any conflict between the provisions thereof and this summary, the provisions of the General By-law Amendments available on SEDAR will govern.

Proposed General By-law Amendments Resolution

At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, pass an ordinary resolution confirming the General By-law Amendments (the “General Bylaw Amendments Resolution”). To be effective, the General By-law Amendments Resolution must be passed by a majority (e.g. 50% plus one) of the votes cast by the Shareholders present in person, or represented by proxy, at the Meeting. The General By-law Amendments Resolution, as set forth below, is subject to such amendments, variations or additions as may be approved at the Meeting:

“BE IT RESOLVED THAT:

1.              the amendments to the Amended and Restated By-Law No. 1 of the Company (as amended and restated), substantially as described in the management information circular of the Company dated March 9, 2020, be and is hereby confirmed, without amendment;

2.              the board of directors of TransAlta may revoke this resolution before it is acted upon, without further approval of the shareholders of TransAlta; and

3.              any director or officer of the Company be and is hereby authorized and directed to execute and deliver for and in name of and on behalf of the Company all such certificates, instruments, agreements, documents and notices and to do all such other acts and things as in such person’s opinion may be necessary or desirable for the purpose of giving effect to this resolution.”

Recommendation of the Board

The Board believes that the General By-law Amendments are in the best interests of the Company and unanimously recommends a vote FOR the confirmation of the General By-law Amendments Resolution. Unless otherwise instructed, the persons designated in the Proxy intend to vote FOR the approval of the General By-law Amendments Resolution. Vote FOR the confirmation of the General By-Law Amendments on the Proxy today.

6.              AMENDMENT AND RESTATEMENT OF ADVANCE NOTICE BY-LAW NO. 2

At a meeting on March 3, 2020, as part of its continuous review of its corporate governance practices, the Board approved the amendment and restatement of the Company’s Advance Notice By-Law No. 2 (“Amended and Restated By-Law No. 2”), being the by-laws that set out the advance notice requirements for nomination of directors by Shareholders. The changes reflected in the Amended and Restated By-Law No. 2 are intended to modernize our advance notice requirements to bring them into conformity with the accepted best practices for advance notice requirements published by the TSX, as well as guidance with respect to advance notice requirements provided by Institutional Shareholders Services, Inc. (“ISS”) and Glass Lewis & Co. (“Glass Lewis”). For further details concerning the key changes proposed in the Amended and Restated By-Law No. 2, see “— Nature of Amendments” below.

The Amended and Restated By-Law No. 2 is to take effect immediately following Shareholder confirmation of the By-Law No. 2 Amendment Resolution (as defined below). Pursuant to the CBCA, the Board may by resolution amend any by-laws of the Company, subject to the requirement that the Board submit the Amended and Restated By-Law No. 2 to Shareholders at the Meeting for confirmation by ordinary resolution. If the Amended and Restated By-Law No. 2 is confirmed at the Meeting, the Amended and Restated By-Law No. 2 will be effective and in full force and effect. If the Amended and Restated By-Law No. 2 is not confirmed by a majority vote of the Shareholders, it will not become effective as of the date of the Meeting and the existing Advance Notice By-Law No. 2 of the Company will continue to be effective, absent the proposed amendments, in full force and effect.

The full text of the Amended and Restated By-Law No. 2 is available under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.  In the event of any conflict between the provisions thereof and this summary, the provisions of the Amended and Restated By-law No. 2 available on SEDAR will govern.

Background

The Advance Notice By-Law No. 2 was initially adopted by Shareholders at the annual and special meeting of Shareholders held on April 29, 2014. The purpose of the Advance Notice By-Law No. 2 is to provide Shareholders, directors and management of the Company with guidance on the process for nominating directors to ensure the Company and our Shareholders have sufficient notice and information concerning any proposed director nominees. The Advance Notice By-Law No. 2 fixes a deadline by which Shareholders must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice submitted to the Company for the notice to be in proper written form.

Reasons for Amendments

As part of the GSSC’s ongoing consideration and assessment of the Company’s corporate governance practices, the GSSC determined and recommended to the Board that amendments be made to the Company’s Advance Notice By-Law No. 2 in order to, among other things: (i) reflect evolving policies and guidance of the TSX and proxy advisory firms in respect of advance notice requirements; and (ii) to otherwise reflect the evolution of good corporate governance standards, in each case, since the Advance Notice By-Law No. 2 was initially adopted by Shareholders in 2014.

Advance notice requirements are a prevalent practice among Canadian public companies and, historically, proxy advisory firms ISS and Glass Lewis have supported the adoption of advance notice requirements that provide a reasonable framework for shareholders to nominate directors. Reasonable requirements mandating the disclosure of a nominating shareholders’ equity, economic and voting position and certain information about the skills, background and independence of a shareholder’s proposed nominees have also been supported.

Since the initial adoption of the Company’s Advance Notice By-Law No. 2, the standards for advance notice requirements have evolved, particularly in response to case law that considered advance notice requirements, as have the policies of the TSX and proxy voting guidance developed by ISS and Glass Lewis. Accordingly, the Board has adopted the Amended and Restated By-Law No. 2 to bring it in line with best practices for advance notice requirements having regard to those evolving standards. The principal purpose of the Amended and Restated By-Law No. 2 is to (1) prevent stealth proxy contests, (2) provide our Shareholders with sufficient time and information about potential director nominees in order to allow for informed voting decisions and (3) to allow Shareholders to submit director nominations within a reasonable time.  The Amended and Restated By-Law No. 2 is not intended to prevent nominations of directors by our Shareholders or otherwise have a negative impact on Shareholders’ interests.  Nor does the by-law seek to require information from nominating Shareholders that exceeds that which would be required to be included in the Company’s proxy circular, would be required in a dissident proxy circular or is otherwise required by law or regulation.

The Amended and Restated Advance Notice By-Law No. 2 is consistent with the acceptable practices and reasonable use of advance notice requirements articulated by the TSX and ISS and Glass Lewis.

Nature of Amendments

The following is a summary of the material changes to the Advance Notice By-Law No. 2 that resulted from the adoption of Amended and Restated By-Law No. 2 by the Board, subject to the By-Law No. 2 Amendment Resolution (as defined below) being confirmed by shareholders at the Meeting:

•                  removed language that prohibited a nominating Shareholder from providing notice earlier than a specified number of days prior to the applicable shareholders’ meeting;

•                  removed language that deemed time periods not to be reset under the relevant notice provisions in the event of an adjournment or postponement of a shareholders’ meeting;

•                  added language that creates a different notice time period for annual or special meetings of Shareholders called for the purpose of electing directors where “notice-and-access” is used for delivery of proxy-related materials, in light of the extended notice/delivery requirements that apply to issuers under applicable securities laws when using notice-and-access to distribute materials to Shareholders;

•                  added language requiring the nominating Shareholder to provide the following information in the notice in respect of each individual being nominated, consistent with disclosure requirements applicable to the Company under applicable corporate and securities laws: (i) employment history for the previous five years; (ii) country of residence; and (iii) details of all direct and indirect agreements and relationships between such individuals and any nominating Shareholder or any other person or entity relating to the proposed nominees’ nomination for election as a director;

•                  added language requiring the nominating Shareholder giving notice to provide the following information in the notice, consistent with the disclosure requirements applicable to the Company or dissident shareholders under applicable corporate securities laws: (i) the class or series and number of shares in the capital of the Company or any of its subsidiaries which are, directly or indirectly, owned or controlled by such person as of the record date for the meeting and as of the date of such notice; (ii) full particulars regarding any proxy or arrangement pursuant to which such nominating shareholder has a right to nominate directors to the Board; and (iii) the interests in any arrangements, the purpose or effect of which is to alter the nominating Shareholder’s economic interest in a security of the Company or the nominating Shareholder’s economic exposure to the Company;

•                  added language requiring a nominating shareholder to update and supplement, if necessary, any notice it provides the Company so that the information provided or required to be provided in such notice will be true and correct as of the record date for the applicable meeting of Shareholders; and

•                  added cleanup changes and clarifying language to several provisions throughout.

The foregoing summary of the differences between the existing Advance Notice By-Law No. 2 and the Amended and Restated By-law No. 2 is qualified in its entirety by reference to the complete text of the Amended and Restated By-Law No. 2, which is available under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.  In the event of any conflict between the provisions thereof and this summary, the provisions of the Amended and Restated By-law No. 2 available on SEDAR will govern.

Proposed By-Law No. 2 Amendment Resolution

At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, pass an ordinary resolution confirming the Amended and Restated By-Law No. 2 (the “By-Law No. 2 Amendment Resolution”). To be effective, the By-Law No. 2 Amendment Resolution must be passed by a majority (e.g. 50% plus one) of the votes cast by the Shareholders present in person, or represented by proxy, at the Meeting. The By-Law No. 2 Amendment Resolution, as set forth below, is subject to such amendments, variations or additions as may be approved at the Meeting:

“BE IT RESOLVED THAT:

1.                                      the Amended and Restated By-Law No. 2 of the Company, substantially as described in the management information circular of the Company dated March 9, 2020, be and is hereby confirmed, without amendment;

2.                                      the board of directors of TransAlta may revoke this resolution before it is acted upon, without further approval of the shareholders of TransAlta; and

3.                                      any director or officer of the Company be and is hereby authorized and directed to execute and deliver for and in name of and on behalf of the Company all such certificates, instruments, agreements, documents and notices and to do all such other acts and things as in such person’s opinion may be necessary or desirable for the purpose of giving effect to this resolution.”

Recommendation of the Board

The Board believes that the Amended and Restated By-Law No. 2 is in the best interests of the Company and unanimously recommends a vote FOR the confirmation of the By-Law No. 2 Amendment Resolution. Unless otherwise instructed, the persons designated in the Proxy intend to vote FOR the confirmation of the By-Law No. 2 Amendment Resolution. Vote FOR the confirmation of the By-Law No. 2 Amendment Resolution on the Proxy today.

7.              STOCK OPTION PLAN AMENDMENTS TO INCREASE NUMBER OF OPTIONS AVAILABLE FOR ISSUANCE

On March 3, 2020, the Board approved an increase in the number of common shares reserved for issuance under the Company’s Stock Option Plan (the “Option Plan”) to 16,500,000, subject to TSX and Shareholder approval. We last increased the share reserve in 2011 to 13,000,000 shares and wish to increase the number of common shares available under the Option Plan by 3,500,000 shares to continue to have sufficient shares available to grant options to eligible participants (the “Option Allocation”) as part of the Company’s overall compensation framework.  Pursuant to Section 613(i)(v) of the TSX Company Manual and the terms of the Option Plan, the increase to the share reserve requires Shareholder approval.  A summary of the material terms of the Option Plan can be found on page 42, and the full text of the Option Plan, as amended, can be found under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The Board considers stock options to be a core element of TransAlta’s executive compensation program; particularly because stock options provide long-term “at risk” compensation that helps ensure the interests of the executive officers are aligned with Shareholders in creating long term shareholder value in combination with the other short- and long-term incentive compensation practices of the Company.  The Board believes that the need to attract and retain skilled employees remains particularly important at this time, as the Company continues the implementation of the various pillars of its transformational strategy to become a leading clean energy company by 2025.  The Company considers grants of stock options under the Option Plan to be one key factor in its ability to attract and retain skilled and experienced personnel.

The compensation practices of the Company, including the burn rate, are not expected to change as a result of the increased Option Allocation, as discussed below under the heading “Compensation Discussion and Analysis — 2019 Compensation Decisions”.

The table below shows the Shares available under the Option Plan as of March 2, 2020 before and after the proposed increase.  If the Option Allocation is not approved the Option Plan will continue and the currently issued and outstanding options will not be affected.

	Common shares issuable on the exercise of currently issued and outstanding options (a)	Common shares previously issued on exercise of options (b)	Total number of common shares available for issuance on the exercise of options (c)	Options available for future grant based on common shares available issuance = (c) - (a) - (b)
Currently approved	4,009,756	7,757,101	13,000,000	1,233,143
Percentage of outstanding common shares (non-diluted)	1.45%	2.8%	4.69%	0.45%
Proposed increase	4,009,756	7,757,101	16,500,000	4,733,143
Percentage of outstanding common shares (non-diluted)	1.45%	2.8%	5.96%	1.71%

The number of Shares reserved for issuance from treasury for the Option Plan represents approximately 6.0% (including the approximately 7.76 million shares previously issued on the exercise of options) of all Shares issued and outstanding.  The incremental increase of 3,500,000 Shares for issuance upon the exercise of options pursuant to the Option Allocation represents approximately 1.24% of all Shares issued and outstanding, which the Company does not believe to be excessive.

Over the past three years, the annual burn rate has averaged approximately 0.31% as set out in the following table. The burn rate for the year is calculated as the number of options granted, divided by the weighted average number of shares outstanding in the year.

	As of December 31, 2019	As of December 31, 2018	As of December 31, 2017
Number of options granted in the applicable year	1,243,744	691,481	760,239
Number of shares outstanding	282,753,360	286,928,917	288,000,000
Burn rate	0.44%	0.24%	0.26%

The TSX has conditionally approved the increase as long as certain conditions are met including, among other things, that a majority of not less than 50 percent plus one of the votes cast by Shareholders present in person or voting by proxy at the Meeting approve the Option Allocation Resolution (discussed immediately below).

Proposed Option Allocation Resolution

At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, pass an ordinary resolution approving the Option Allocation (the “Option Allocation Resolution”). To be effective, the Option Allocation Resolution must be passed by a majority (e.g. 50% plus one) of the votes cast by the Shareholders present in person, or represented by proxy, at the Meeting. The Option Allocation Resolution, as set forth below, is subject to such amendments, variations or additions as may be approved at the Meeting:

“BE IT RESOLVED THAT:

1.              an additional 3,500,000 common shares in the capital of TransAlta be and are hereby reserved for issuance pursuant to the Option Plan (for a total maximum amount of common shares reserved for issuance pursuant to such Option Plan of 16,500,000 common shares), substantially as described in the management information circular of the Company dated March 8, 2020 and the issuance of the additional 3,500,000 common shares pursuant to the Option Plan along with the amendment to such plan as required to reflect such increase, be and are hereby authorized and approved.

2.              the board of directors of TransAlta may revoke this resolution before it is acted upon, without further approval of the shareholders of TransAlta; and

3.              any one director or officer of the Company be and is hereby authorized and directed to execute and deliver, for and in the name of and on behalf of the Company all such certificates, instruments, agreements, documents and notices and to do all such other acts and things as in such person’s opinion may be necessary or desirable for the purpose of giving effect to this resolution.”

Recommendation of the Board

The Board believes that the Option Allocation Resolution is in the best interests of the Company and unanimously recommends a vote FOR the Option Allocation Resolution.  Unless otherwise instructed, the persons designated in the Proxy intend to vote FOR the approval of the Option Allocation under the Option Allocation Resolution.  Vote FOR the approval of the Option Allocation Resolution on the Proxy today.

8.              OTHER BUSINESS

As of the date of this Proxy Circular, the Board and management are not aware of any other items of business to be brought before the Meeting. If there are changes or new business at the Meeting, your proxyholder can vote your common shares on these items as he or she sees fit.

Following the conclusion of the formal business to be conducted at the Meeting, we will invite questions and comments from Shareholders or proxyholders attending in person.

GOVERNANCE

We believe that responsible and transparent corporate governance practices provide us with a framework for exercising timely and effective decisions and serve as a foundation for our commitment to you, and other stakeholders, in representing your and other stakeholders’ interests with integrity, honesty and ethical conduct.

This section discusses TransAlta’s corporate governance practices and provides information pertaining to our Board and its Committees.

OUR GOVERNANCE PRACTICES

TransAlta is listed on the TSX, under the trading symbol “TA”, and the NYSE, under the trading symbol “TAC”, and is subject to the governance regulations, rules and standards applicable under both exchanges.  Our corporate governance practices meet the governance requirements of the TSX and the Canadian Securities Administrators, including:

•                  National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings

•                  National Instrument 52-110 - Audit Committees

•                  National Policy 58-201 - Corporate Governance Guidelines

•                  National Instrument 58-101 - Disclosure of Corporate Governance Practices

As a “foreign private issuer” under U.S. securities laws, we are generally permitted to comply with Canadian corporate governance requirements.  The NYSE governance rules require us, however, to disclose any significant ways in which our corporate governance practices differ from those followed by U.S. domestic issuers, which disclosure can be found in Appendix “A” to this Proxy Circular under the heading “New York Stock Exchange — Significant Differences in Corporate Governance Practices” and also on our website at www.transalta.com/investor-centre/governance.  Our corporate governance practices also comply with applicable requirements enacted under SEC rules initiated under Sarbanes-Oxley and also incorporate a number of best practices, including certain recommendations by the Canadian Coalition for Good Governance.

The key elements of TransAlta’s governance practices are:

•                  ensuring employees, management and the Board are committed to ethical business conduct, integrity and honesty;

•                  establishing key policies and standards to provide a framework for how we conduct our business;

•                  retaining directors, other than our CEO, that are independent;

•                  having a Board with individuals that have a mix of diversity, skills, knowledge and experience, including the core competencies identified in our skills matrix to maximize the effectiveness of the Board and its Committees and oversight of the execution of our strategies;

•                  maximizing the effectiveness of the Board, its Committees and individual directors through annual evaluations and continuing education of our directors; and

•                  facilitating and fostering an open dialogue between our management and the Board with our Shareholders and community stakeholders.

OUR ETHICAL COMMITMENT

Codes of Conduct

One of our most valuable assets is our reputation.  A strong commitment to ethical conduct is a basic element of our corporate governance.  We have adopted the following codes of conduct to guide our business decisions and everyday business activities:

•                  Directors’ Code of Business Conduct, which applies to our directors;

•                  Corporate Code of Conduct, which applies to all employees, officers and consultants of TransAlta and its subsidiaries;

•                  Finance Code of Ethics, which applies to all financial employees of the Company;

•                  Energy Trading Code of Conduct, which applies to all of our employees engaged in energy marketing; and

•                  Supplier Code of Conduct, which applies to the Company’s suppliers and vendors;

Our codes of conduct outline the standards and expectations we have for our employees, officers, directors, consultants and suppliers with respect to the protection and proper use of our assets.  The codes also provide guidelines with respect to securing our assets, conflicts of interest, respect in the workplace, social responsibility, privacy, compliance with laws, insider trading, environment, health and safety and our commitment to ethical and honest conduct.  Our Directors’ Code of Business Conduct and Corporate Code of Conduct go beyond the laws, rules and regulations that govern our business in the jurisdictions in which we operate; it outlines principal business practices with which all directors, employees and consultants must comply.  The Corporate Code of Conduct is to be attested annually and the result of this sign off is reported to the Board.

As part of the GSSC’s ongoing consideration and assessment of the Company’s corporate governance practices, and as part of our commitment to good corporate governance, on the recommendation of the GSSC, on February 25, 2019 the Company adopted a Supplier Code of Conduct that requires suppliers (and their employees and contractors) of goods and services to the Company to adhere to the Company’s values, including as it pertains to health and safety, ethical business conduct and environmental leadership.  Suppliers can report ethical or legal concerns related to the Supplier Code of Conduct via TransAlta’s Ethics Helpline. All concerns raised will be kept in confidence to the extent appropriate and permitted by law. Information will only be shared in circumstances where it is necessary to completely and fairly resolve the concern. The Ethics Helpline can be reached at 1 (855) 374-3801 (Canada/U.S.) and 1-800-399-9276 (Australia) or via internet: www.transalta.com/ethics-helpline.  A complete copy of our Supplier Code of Conduct is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and is also available on our website at www.transalta.com/about-us/governance.

Also as part of the GSSC’s ongoing consideration and assessment of the Company’s corporate governance practices, and as part of our commitment to good corporate governance, on the recommendation of the GSSC, the Directors’ Code of Business Conduct was amended and restated by the Board on February 25, 2019 to incorporate additional guidance and principles to govern the performance of our directors’ duties and to foster a culture of honesty, integrity and accountability, consistent with the applicable principles espoused in our Corporate Code of Conduct.  A complete copy our amended Directors’ Code of Business Conduct is available under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and is also available on our website at www.transalta.com/about-us/governance/directors-code-conduct.

Our Finance Code of Ethics outlines the obligations of our financial employees to provide accurate, complete, objective and relevant financial information, while our Energy Trading Code of Conduct focuses on preventing, detecting and deterring violations of laws and regulations relating to our energy trading and marketing business.

Copies of our codes of conduct for directors, officers, employees, suppliers, traders and financial employees are available on our website at www.transalta.com/investor-centre/governance.

Handling Conflicts of Interest

At TransAlta, we expect and promote a culture of integrity and ethical business conduct by requiring employees, officers, and directors to conduct their personal business and affairs in a manner that ensures that their private or personal interests do not interfere or appear to interfere with the interests of the Company. Our policies provide that each director and executive officer must comply with the disclosure requirements of the CBCA regarding any interest in material contracts or material transactions, or proposed material contracts or proposed material transactions. If a declaration of material interest is made, the declaring director shall not vote on the matter if put to a vote of the Board. In addition, under the Directors’ Code of Business Conduct, Directors are more generally required to avoid any activity that could compromise, or appear to compromise, the performance of their duties and responsibilities or their objectivity and exercise of sound, ethical business judgment in the performance of their duties. Directors faced with an actual or potential conflict of interest, including those that may arise because of a director’s (or a relative’s) interests or relationships outside the Company may be asked to recuse himself or herself from any deliberations with respect to the matter.

Insider Trading

The Company maintains an insider trading policy (“Insider Trading Policy”) and reporting guidelines which place restrictions on “insiders” and those in a special relationship with TransAlta from trading in TransAlta shares and other securities of the Company. Our policy meets the requirements of the stock exchanges on which our shares are listed as well as those of corporate law and includes the following measures:

•                  establishment of quarterly and annual trading blackout periods when financial results are being prepared and have not yet been publicly disclosed.  These blackouts extend to all employees engaged in the preparation of our financial results and all officers and directors.  The blackouts are effective from the first day following the end of a quarter or fiscal year end and end at the close of trading on the second trading day after we issue the news release or disclose our financial results;

•                  publishing and communicating the dates for regular blackout periods and sending a monthly reminder to all reporting insiders of their obligations;

•                  establishment of special trading blackouts at times when employees, for business reasons, may be in possession of material non-public information; and

•                  requiring all reporting insiders to pre-clear securities trading transactions.

Whistleblower Procedures

Our whistleblower procedures help uphold our strong values and preserve our culture of ethical business conduct. Our procedures are not limited to accounting, auditing and financial processes, and instead provide employees, contractors, Shareholders and other stakeholders the ability to report ethical violations, violations of laws or Company policies or any other potentially material matters they wish to bring to the attention of our Board through the AFRC. All submissions can be made directly to the Chair of the AFRC by identifying the submission with “subject matter 003”. Submissions can also be made anonymously or confidentially and may be made using our toll-free number or via our Ethics Helpline at www.transalta.com/ethics-helpline. The Chair of the AFRC is advised of all allegations relating to accounting, internal control accounting, auditing or financial matters. Complaints are investigated by the Company’s ethics investigations committee under the oversight of the AFRC and the AFRC receives a report at every quarterly committee meeting on all findings related to any material complaints or complaints relating to accounting or financial reporting or alleged breaches in internal controls over financial reporting. If the findings are urgent, they will be reported to the Chair of the AFRC immediately.

THE BOARD’S MANDATE

The General Governance Guidelines

Our Board is responsible for the stewardship of the Company, overseeing the execution of the Company’s strategies and establishing our key policies and standards, including policies for the assessment and management of our risks. The Board has adopted General Governance Guidelines for the Board to provide a framework for how we conduct our business and to help us meet our responsibilities. These guidelines include a general overview of the Board’s role in our governance, a statement of key principles and policies applicable to the Board and its committees, and a mandate that describes the Board’s major responsibilities, goals and duties. We believe that these practices benefit all stakeholders and form the building blocks for long-term success. These guidelines are reviewed annually by the GSSC and the Board to ensure they reflect the most appropriate governance standards for the Company.  Our guidelines may be found in “Appendix “B” to this Proxy Circular and on our website at www.transalta.com/investor-centre/governance.

Board Relationships with Management

In accordance with the General Governance Guidelines, the Board has delegated to the CEO and senior management the responsibility for the day-to-day management of the business and affairs of the Company. Nevertheless, the Board takes an active and engaged role in working with senior management and overseeing the strategies, risks, governance and affairs of the Company. In addition to those matters which must, pursuant to applicable laws and our by-laws, be approved by the Board, the Board has delegated to management the authority to approve expenditures within specified limits. The Board retains responsibility for significant matters such as major changes to strategy or significant transactions, CEO succession planning, governance and organizational structure, material acquisitions and divestitures, major capital expenditures, debt and equity financing transactions and approval of environmental policies.

Terms of Reference for the Chair of the Board

The Board has also adopted terms of reference for the Chair setting out the Chair’s responsibilities and duties. The Board Chair is required to be independent within the meaning of applicable corporate and securities laws. The Chair is responsible for the leadership of the Board and ensuring that the Board governs the Company’s business and affairs. To lead the Board in fulfilling its duties, the Chair ensures that the Board has sufficient information to make business decisions, establishes the frequency of Board meetings, coordinates, in conjunction with the CEO, Chief Operating Officer, Chief Officer, Legal, Regulatory and External Affairs and the Corporate Secretary, the agenda for the Board and Shareholder meetings, and works closely with each Committee Chair to establish agendas for each Committee meeting and ensure that each of the Committee’s functions is effectively carried out. In addition to his or her role as a leader of the Board, the Chair is an essential link between the Board and the CEO in ensuring that the CEO is aware of any concerns raised by the Board and that the Board promptly receives information pertaining to management strategies, plans and performance matters.  A copy of the terms of reference for the Chair can be found on our website at www.transalta.com/investor-centre/governance.

Committee Charters and Committee Chair Position Descriptions

The Board has delegated various responsibilities to four standing committees, which in turn regularly report and make recommendations (when applicable) to the full Board: (i) Audit, Finance and Risk; (ii) Governance, Safety and Sustainability; (iii) Human Resources; and (iv) Investment Performance. The Chair of each Committee, who is guided by a Committee Charter, is responsible for the organization of the Committee and fulfillment of its mandate, and works closely with the Board Chair to ensure the Committee’s functions are effectively carried out. The Committee Charters, along with the individual Committee Chair position descriptions, are on our website at www.transalta.com/investor-centre/governance.

Please see each Committee’s report in this Proxy Circular for an overview of their principal functions and activities during 2019.

CEO Position Description

We also have a position description for our CEO which is reviewed annually by our CEO, the HRC and approved by the Board.  A copy of the position description is available on our website at www.transalta.com/investor-centre/governance.

The Board considers the responsibilities set out in our General Governance Guidelines for the Board, each of the Committee Charters, including the Committee Chair responsibilities and the terms of reference for the Chair of the Board, to be comprehensive descriptions of the roles and responsibilities of the Board, the Chair of the Board, each of the Committee Chairs, each Committee and each director.

Strategic Planning

The Board also has oversight of our strategy and strategic planning process and closely monitors, collaborates with and oversees management’s performance in executing on our strategy and meeting the objectives of our strategic plan.

The Board meets annually for a strategic planning session with management in which it reviews, discusses and approves the Company’s strategic plan and progress made towards achieving the plan. The Board regularly engages in discussions and reviews of our strategies and potential alternatives, addressing the evolving needs and circumstances of the Company and the environments in which we operate, with the presence of, and without senior management, and with the benefit of advice from outside financial advisors and consultants, as appropriate. The Board also periodically holds in camera meetings without the presence of the CEO or other management in order to assess, test and discuss the Company’s strategic plan and priorities, and alternatives thereto, with a view to ensuring the appropriateness and execution of the Company’s strategic plan with a view to maximizing Shareholder value.

The Board reviews and updates its strategic plan annually during a multi-day strategic planning session.  As part of this strategic planning session, management provides an assessment on the competitive environment, growth opportunities, regulatory environment and capital allocation in order to identify opportunities and risks to our business strategy.  In 2019, this strategic planning session included consideration of accelerating the Company’s coal-to-gas conversions, positioning the Company’s fleet as a low-cost generator in the Alberta energy-only market, significantly extending the life and cash flows of the Alberta thermal assets, including by the repowering of certain of the coal units into highly efficient combined cycle natural gas units by replacing existing coal burners with natural gas burners, and establishing a dividend policy of returning between 10% and 15% of deconsolidated funds from operations to common Shareholders.

In 2019 the Company entered into an investment agreement (the “Investment Agreement”) with Brookfield BRP Holdings (Canada) Inc., an entity affiliated with Brookfield Renewable Partners L.P. and with Brookfield Asset Management, Inc. (collectively, “Brookfield”), pursuant to which Brookfield agreed to invest $750 million in the Company (the “Brookfield Investment”) through the purchase of exchangeable securities, which will be convertible into up to a 49% equity ownership interest in an entity established to hold the Company’s Alberta hydro assets in the future at a value based on a multiple of the future adjusted EBITDA of such hydro assets.  On May 1, 2019, Brookfield invested the initial tranche of $350 million in the Company in exchange for 7% unsecured subordinated debentures.  The second tranche of the Brookfield Investment is expected to close in October 2020, pursuant to which Brookfield will invest the remaining $400 million in the Company in exchange for a new series of redeemable, retractable first preferred shares, subject to the satisfaction of certain conditions.  Further details concerning the Brookfield Investment are contained in the Company’s Management Discussion and Analysis and Annual Information Form for the year-ended December 31, 2019, copies of which are available under our profile on SEDAR at www.sedar.com.

In connection with considering and evaluating the Brookfield Investment, the Board formally established a special committee of independent directors, comprised of Ambassador Giffin, Mr. Fohrer and Ms. Park to review, consider and evaluate the Brookfield Investment. Separately, this special committee engaged with Shareholders as part of the Company’s broader Shareholder engagement program, including to assess the merits of certain recommendations and proposals.

The Brookfield Investment has allowed TransAlta to advance its transition to 100% clean energy by 2025 by accelerating our profitable coal-to-gas conversions, recognizing the future value of our Alberta hydro assets today, and enhancing our ability to grow and return capital to Shareholders. Since the Brookfield Investment, the Company has already realized value for shareholders by deploying $68 million in share buy-backs and raising the dividend by more than 6%.  The Brookfield Investment also provided the capital necessary to quickly negotiate and execute a transaction with Kineticor Holdings Limited Partnership #2 to acquire two 230 MW Siemens F class gas turbines and related equipment for $84 million, as part of the Company’s renewable growth strategy.  The Company will redeploy these assets to its Sundance site as part of our strategy to repower Sundance Unit 5 to a highly efficient combined cycle unit by integrating these gas turbines into the existing steam turbine at Sundance Unit 5.  This transaction also reduces the time to design and construct the repowered combined cycle unit by three to six months and should result in a lower capital outlay of approximately $230 million for the Company’s repowered combined cycle strategy. In addition, the transaction resulted in the Company assuming long-term non-unit contingent power purchase agreements starting in late 2023 with Shell Energy North America (Canada), which significantly reduces TransAlta’s post-2020 merchant risk by securing between 210 MW and 420 MW of long-term power contracts.  The transaction to acquire the two gas turbines, together with the share buy-backs and dividend increase, were made possible primarily due to the capital available as a result of the Brookfield Investment. The Company has already begun to effectively re-deploy the Brookfield Investment to accelerate the Company’s transformation into a leading low cost, low emissions power generation company.

Environmental, Social and Governance

The GSSC assists the Board in fulfilling its oversight responsibilities with respect to the formulation and implementation of the policies, standards and practices with respect to health, safety and environment and related risks.  The Board takes the safety of the Company’s employees and contractors very seriously and the GSSC reviews quarterly the safety performance of the Company.

The Company is recognized by CDP Worldwide (formerly Climate Disclosure Project) as an industry leader on Climate Change Management. For the last five years, under a new aggregated CDP scoring system, CDP awarded the Company a score of B, which is industry leading within the energy sector. In December 2017, Canada’s Chartered Professional Accountants (CPA) recognized our climate change reporting as “outstanding.” In 2015, the Company scored 100% for disclosure on climate change related management and performance and was added to the Disclosure Leadership Index in Canada (top 20 in Canada). The GSSC annually reviews and makes recommendations regarding the Company’s guidelines and practices relating to environmental protection, including the mitigation of pollution and climate change.

We have a long history of adopting leading sustainability practices, including voluntarily integrating our sustainability report into our annual report since 2015 and aligning our ESG goals with the UN Sustainable Development Goals.  On January 16, 2020, the key components of the Company’s approved 2020 ESG targets were announced, which include:

•                  a continued focus on safe operations and environmentally sustainable practices, including by minimizing environmental incidents and undertaking significant reclamation work;

•                  by 2030, achieving a 95% reduction of SO2 emissions and a 50% reduction of NOx emissions over 2005 levels from TransAlta’s coal facilities, and a Company-wide reduction of greenhouse gas emissions of 60% below 2015 levels;

•                  undertaking initiatives that will enhance the environmental performance of the Company, including converting coal facilities to gas and developing new renewable projects that support customer sustainability goals to achieve both long-term power price affordability and carbon reductions;

•                  supporting equal access to all levels of education for youth and Indigenous peoples through financial assistance and employment opportunities;

•                  enhancing our commitment to workplace diversity and adopting a target of 50% female membership on the Board by 2030 and achieving gender diversity of at least 40% female employment for all employees by 2030; and

•                  maintaining our commitment to leading ESG disclosure.

The full details of the approved ESG targets are available at www.transalta.com/sustainability and more information in regard to these ESG targets and the Company’s ESG performance are also included in the Company’s integrated annual report for the year-ended December 31, 2019.

Risk Management

The Board is responsible for overseeing the Company’s risk identification, management and mitigation strategies and the risk assessment process, including:

•                  making sure we identify our principal risks and assess those risks annually, taking into consideration our risk appetite and any potential changes in our business or the marketplace;

•                  monitoring our risk management programs through the work of the Committees, which report to the Board; and

•                  ensuring that management has put in place appropriate systems to identify, mitigate and manage the Company’s risks and that residual risks remain within our risk appetite.

We have adopted a comprehensive Enterprise Risk Management framework that evaluates the risks from each of our major businesses.  This process involves analyzing both existing and emerging risks in defined categories and takes into consideration factors that work to mitigate our risks.

The AFRC is responsible for overseeing the Company’s processes and key policies for the identification, assessment and management of the Company’s principal risks and annually (or more frequently as required), reviews the Company’s risks with management and reports to the Board. The AFRC also receives updates on management’s assessment of our principal business risks at every regularly scheduled quarterly meeting. The HRC is responsible for the review of the Company’s compensation-related risks and undertakes an annual assessment of those risks, or more frequent assessment if required. The GSSC has overall responsibility with respect to the Company’s security practices and environmental health and safety policies and practices, and annually reviews with management the Company’s related policies and risks. The AFRC, HRC and GSSC each report to the Board following their respective meetings.

The Board conducts an annual comprehensive review of the Company’s risk assessment in coordination with management. In 2019, PricewaterhouseCoopers LLP led the Board in a risk management process that sought to identify and evaluate the key risks facing the Company. The key risks were evaluated in this session based on a three-year outlook that considered a variety of scenarios and assessed both the likelihood and impact on the Company of each scenario.  For each risk that was identified, the Company assigned an executive officer as being responsible for monitoring and mitigating the impact of such risks.

Internal Controls

The Board, through the AFRC, obtains confirmation from management, internal auditors and the independent auditors that our internal control systems are operating effectively. The Board has also delegated to the AFRC the responsibility for reviewing our quarterly and annual financial statements and, as required, for recommending them to the Board for approval. In addition, the AFRC is responsible for overseeing our internal audit function and our lead Internal Auditor meets regularly with the Chair of the AFRC without the presence of management.

Meeting without Management or Non-Independent Directors

As a regular item on each regular Board and Committee agenda, the independent directors are scheduled time to hold in camera sessions, at which non-independent directors and members of management are not in attendance. In 2019, the Board held in camera sessions of independent directors at the end of every meeting of the Board.  Each of the standing committees of the Board also held in camera sessions. In 2019, the Board held (16) sixteen, the AFRC held (7) seven, the HRC held (4) four, the IPC held (1) one, and the GSSC held (4) four in camera sessions.

Succession Planning

The Board is responsible for the appointment of our CEO and other members of senior management. The Board believes that talent management and succession planning are critical to the Company’s continued success. The HRC assists the Board in reviewing senior leadership succession, including for the President and CEO. The HRC supports the Board in its review and development of succession plans for the President and CEO and other senior management roles, including through reviews of the Company’s organizational structure and policies and procedures relating to employment, succession planning and compensation. In regard to the CEO position, the HRC establishes and reviews the succession plan for the CEO on an annual basis under a variety of scenarios, including in emergency replacement scenarios. The HRC works closely with the CEO and the full Board to develop, monitor and assess the Company’s succession plans, including reviewing the internal talent pool on a regular basis, selecting executive development opportunities, and evaluating performance and progress.  Succession planning will continue to be an important area of focus for the Board and the HRC into the future.  In 2019, the HRC oversaw the evaluation of Mr. John Kousinioris’s and Mr. Todd Stack’s skills and expertise and recommended their appointments to the office of Chief Operating Officer and Chief Financial Officer, respectively. The promotion of two internal candidates to significant offices of the Company demonstrates the quality of internal development opportunities available to strong senior leaders in the Company.

Our management succession planning process includes identification of high potential employees who may be 10, five and three years out from being ready for the next role. Included in this analysis is a review of skills, talent management and development needs. If required, independent consultants may be retained in order to assist the HRC in the identification of any skills gap or compatibility for the role. High potential employees are also given the opportunity to make presentations in front of the Board in order to gain experience at that level. The HRC is responsible for ensuring that we have appropriate programs for addressing employee retention and for overseeing human capital risk.

BOARD CHARACTERISTICS

Independence of Directors

The independence of our directors is assessed and determined annually by the Board at the recommendation of the GSSC. The GSSC uses the definition of “independence” under National Policy 58-101 — Disclosure of Corporate Governance Practices and National Instrument 52-110 - Audit Committees. The independence criteria also conform to the applicable rules of the SEC, the NYSE and those set out in Sarbanes-Oxley. The criteria are also utilized to assess the independence of any new director appointed or nominated to the Board.

A director is independent if he or she does not have a direct or indirect material relationship with TransAlta.  The Board believes that a relationship is material if it could reasonably interfere with a director’s ability to make independent decisions, regardless of any other association he or she may have. The information required to make this determination is collected through the review of biographical material, discussions with the directors and questionnaires completed by the directors annually or prior to their appointment.  In determining whether a director is independent, the Board reviews and analyzes the existence, materiality and effect of any relationships between the Company and each of our directors, either directly, through a family member or as a partner, shareholder or officer of another organization that has a relationship with the Company and determines, in each case, whether the relationship could, or could reasonably be perceived to, materially interfere with the director’s ability to act independently of management.

Our independent directors do not receive remuneration from us in excess of their retainers and reimbursement of reasonable travel fees and, to the extent applicable, travel and meeting fees. The Board has affirmatively determined that none of the director nominees (with the exception of Mrs. Dawn L. Farrell, our President and CEO) has a material relationship with TransAlta, either directly or indirectly, which could reasonably be expected to interfere with the exercise of independent judgment. Mrs. Dawn L. Farrell, President and CEO of the Company and a director of the Company, is not independent by virtue of her role as an executive officer of the Company.

Messrs. Goldgut and Legault are officers of entities affiliated with Brookfield, an entity that receives fees for having two representatives serve on the Company’s management hydro operating committee, which is focused on optimizing the operations and maximizing the value of the Company’s Alberta hydro assets. Brookfield has also agreed to invest $750 million in the Company, pursuant to the Brookfield Investment. The GSSC of the Board has reviewed and considered this relationship and determined that it does not interfere with the exercise of Mr. Goldgut’s or Mr. Legault’s independent judgment in their role as members of the Board.  As a result, Mr. Goldgut and Mr. Legault are independent within the meaning of National Instrument 58-101 - Disclosure of Corporate Governance Practices and under the NYSE governance standards; however, as a result of Brookfield receiving an annual management fee of $1,500,000 for serving on the hydro operating committee, they do not satisfy the additional independence requirements of National Instrument 52-110 - Audit Committees.  As a result, Messrs. Goldgut and Legault cannot serve on the Company’s AFRC as they do not satisfy these additional independence requirements.  In addition to acting as Board members, Messrs. Goldgut and Legault also serve on the Company’s Investment Performance Committee.

Ms. Sharman is an executive officer of CIBC, a leading Canadian national bank. The Company engages CIBC in the ordinary course of business to provide banking and financial services, which includes CIBC being included in a syndicate of financial institutions that have made available to the Company a credit facility. In connection with the provision of these services, CIBC receives fees from the Company and certain affiliated entities. The fees paid by the Company and its affiliates to CIBC in the last three fiscal years are significantly less than 2% of CIBC’s consolidated gross revenues. The Company further understands that CIBC will establish procedures to ensure that Ms. Sharman is not made aware of, or have information pertaining to, TransAlta in her decision-making authority at CIBC.  Comparably, Ms. Sharman would recuse herself from Board discussions relating to matters involving CIBC and would not vote on any such matters.  Nonetheless, as a result of the fees payable to CIBC, Ms. Sharman does not meet the additional independence requirements of National Instrument 52-110 - Audit Committees, which results in her being unable to serve on the Company’s AFRC.

Board Chair Independence

The Chair of the Board, Ambassador Gordon D. Giffin, is an independent director.  He has never served as an executive officer of the Company and the Board has affirmatively determined that he is independent. The Board has adopted guidelines which, subject to the discretion of the Board, provide that the Chair of the Board shall be appointed by the Board and shall be responsible for the overall process involved in the work of the Board as well as the development and effective performance of the Board.

In 2018, Ambassador Giffin indicated to the Board his intention to retire from the Board and his position as Chair in 2020. As a result of Ambassador Giffin’s anticipated retirement as Chair, the Board was pursuing a robust process throughout 2019 to identify and select a successor Chair from among its members, including conducting individual consultations with all directors, in order to ensure an orderly transition of the Board Chair position. On January 16, 2020, the Board of Directors appointed Mr. John Dielwart as successor Chair, subject to Mr. Dielwart being elected as a director of the Company at the Meeting.  Mr. Dielwart is an independent director.  He has never served as an executive officer of the Company and the Board has affirmatively determined that he is independent.

Diversity

At TransAlta, diversity is a principle which is supported both by our Board and senior management. In 2015, the Board adopted a Board and Workplace Diversity Policy which recognizes that a diverse mix of skills, experiences, backgrounds and gender at the Board and senior management levels, as well as within our workforce, enhances our Company’s competitive advantages.  Our Board and Workforce Diversity Policy is available on our website at www.transalta.com/about-us/governance/board-and-workforce-diversity, and specifically seeks to advance diversity at the Board and throughout the Company, including as it pertains to women, aboriginal and indigenous peoples, persons with disabilities and visible minorities (being persons, other than aboriginal peoples, who are non-caucasian in race). Our Board remains committed to maintaining and increasing the representation of women on the Board as turnover occurs, taking into account our skills matrix and the skills, background and knowledge desired at that particular time to fulfill the Board’s mix of skills and experience.

Our Board nominees consist of five female directors (41.66%) and seven male directors (58.33%).  With respect to executive officer positions, we have four women (50%) and four men (50%).  Women comprise approximately 20% of our total workforce. TransAlta has been and remains committed to diversity as is exhibited both by the number of women on its Board and in senior management positions, including our President and CEO.  As of December 31, 2019, the Board and executive members of the Company and its material subsidiaries includes one visible minority, no aboriginal peoples, and no persons with disabilities (referred to collectively as the “designated group”).  Although the Company specifically adopted a goal of advancing diversity throughout the Company with regard to individuals that identify with a designated group, the Company and its material subsidiaries have not adopted a target number or percentage for any of the three categories within the designated group.  Rather than adopting targets at the Board and executive level, the Company is focused on applying the Company’s Board and Workplace Diversity Policy to promote employment and advancement opportunities for individuals within a designated group throughout the Company rather than being focused only on the most senior levels of the organization.  The Company believes this is a more meaningful and sustainable approach to improving diversity and inclusion throughout the Company’s workforce, which should over time result in individuals that identify with a designated group being promoted internally to more senior positions, including executive officer positions.

On January 21, 2020, we announced that we have been included in Bloomberg’s 2020 Gender-Equality Index, among 325 other companies headquartered across 42 countries and regions  The Bloomberg Gender-Equality Index tracks the financial performance of public companies committed to supporting gender equality through policy development, representation, and transparency.  Inclusion in this index is assessed against 75 metrics, each allocated to one of five pillars: (i) Female Leadership & Talent Pipeline; (ii) Equal Pay & Gender Pay Parity; (iii) Inclusive Culture; (iv) Sexual Harassment Policies; and (iv) Pro-Women Brand.  In February 2017, our President and CEO was appointed to the Canada-United States Council for Advancement of Women Entrepreneurs and Business Leaders. This initiative is expected to promote the growth of women-owned enterprises and to further contribute to overall economic growth and competitiveness of Canada and the United States.

In 2020, the Company also announced industry leading Board and Company-wide gender targets.  On January 16, 2020, the Board approved a target of 50% female membership on the Board by 2030 and achieving gender diversity of at least 40 per cent of female employment for all employees by 2030.  Although the Company does not have a target specific to executive officers, the workforce target of 40% is expected to continue to result in women being well represented at the executive level.  The Board considers these gender targets to demonstrate the Company’s commitment to diversity and inclusiveness and are expected to benefit the Company not only by expanding our pool of qualified employees and senior leaders, but also by incorporating different perspectives and ways of thinking to drive innovation and successfully execute on our strategy.

The Company has adopted gender targets so that by 2030 50% of the Board and 40% of the Company’s entire workforce will be women.

At the management level, through our development process, TransAlta has committed to providing employees with diverse backgrounds internal opportunities for growth within our operations in order to enhance our pipeline of talent available for succession.  As part of the Company’s employment practices, we work to ensure gender diversity in our executive succession as well as in candidate slates for all open executive officer positions, which can be evidenced by the recruitment of two accomplished women executives in 2018. To monitor our progress on the advancement of women and to develop a healthy pipeline of female talent, we also:

•                  ensure that any list of potential Board nominees includes at least 50% women;

•                  maintain a list exclusively of highly qualified women director nominees;

•                  identify top talent and implement development plans for high-potential women;

•                  ensure pay equity between men and women (we have pro-actively adjusted pay throughout the Company to align pay between men and women that perform similar roles on several occasions over the past five years);

•                  actively seek recruitment of women in key roles within the Company;

•                  monitor the number of women in senior leadership roles and those in the pipeline as emerging leaders; and

•                  connect female talent with senior leaders to accelerate the development and advancement of high-potential women.

As well, female advancement in the Company and the potential for subconscious bias is a topic specifically addressed by the HRC.

As at December 31, 2019, women accounted for approximately 20% of the entire workforce, which is broken down into greater detail below:

				Total % within Stratum		Total % of all Employees
	Male	Female	Total	Male	Female	Male	Female
Board of Directors	8	4	12	66.66%	33.33%	0.52%	0.26%
Chief and Executive	4	4	8	50.00%	50.00%	0.26%	0.26%
Senior Vice President	2	0	2	100%	0%	0.13%	0.00%
Managing Directors	15	4	19	78.94%	21.05%	0.97%	0.26%
Managers	67	21	88	76.14%	23.86%	4.33%	1.36%
Supervisors	116	45	161	72.05%	27.95%	7.49%	2.91%
Staff	1,034	231	1,265	81.74%	18.26%	66.75%	14.91%
Total	1,246	309	1,555	—	—	80.44%	19.95%

The Company has only one “material subsidiary” (as such term is defined by the CBCA), being TransAlta Renewables Inc.  As at December 31, 2019, at TransAlta Renewables Inc. women accounted for approximately 17% and 20% of the Board and executive, respectively, as is set forth in the table below:

	Board		Executives
	Male	Female	Male	Female
Material Subsidiary(1)	(%)	(%)	(%)	(%)
TransAlta Renewables Inc.	83%	17%	80%	20%

Note:
(1)	TransAlta Generation Partnership also meets the definition of a “Material Subsidiary” although it is managed by TransAlta and does not have its own board of directors or executive team.

Attendance

We expect directors to attend all regularly scheduled Board and Committee meetings. As well, we expect our directors to attend our Company’s annual meetings of Shareholders. In addition, should special Board or Committee meetings be required, we make every effort to schedule such meetings to accommodate the attendance of the majority of directors.

Other Directorships

The Board has not adopted guidelines setting the specific number of other boards and committees on which a director may serve. However, each director’s position(s) on outside boards or committees is taken into account as part of the annual robust assessment of each director’s individual contributions and effectiveness; as a general principle, our directors recognize that Board and Committee service requires significant time and attention in order to properly discharge their responsibilities, and that service on boards or committees of other organizations should be consistent with that principle, as well as the Company’s conflict of interest standards set out in our Directors’ Code of Business Conduct.

The following table outlines other public company directorships our nominee directors hold including the committees on which they serve. The GSSC reviews each director’s other public company directorships and considers whether any such directorships would have an adverse impact on the director’s commitment to the Company. The GSSC has raised no concerns with the Board members’ other public company directorships.

Other Public Company Directorships/Committee Appointments

Name	Other Public Company Directorships	Stock Exchange	Board/Committee Appointments
Ambrose, R.H.	Manulife Financial Corporation	TSX/NYSE	Management Resources, Compensation and Risk
	Andlauer Health Care Group Ltd.	TSX	Compensation, Nominating and Governance; Audit
Dielwart, J.P.	ARC Resources Ltd.	TSX	Safety, Reserves and Operational Excellence (Chair); Risk
	Crescent Point Energy Corp.	TSX	Reserves; Environmental, Health and Safety (Chair)
	Denbury Resources Inc.	NYSE	Chair of the Board; Reserves and Health, Safety and Environment (HSE); Risk; Compensation
Farrell, D.L.	The Chemours Company	NYSE	Compensation; Nominating & Governance
Flexon, R.	Capstone Turbine Corporation	NYSE	Audit; Compensation
	Charah Solutions, Inc.	NYSE	Audit; Compensation
Fohrer, A.J.	PNM Resources, Inc.	NYSE	Audit and Ethics; Compensation and Human Resources (Chair)

Name	Other Public Company Directorships	Stock Exchange	Board/Committee Appointments
Goldgut, H.	Terraform Power, Inc.	NASDAQ	Nominating and Governance Committee (Chair)
Legault, R.	Terraform Power, Inc.	NASDAQ	—
Mansour, Y.	None	—	—
Nelson, G.R.	Ball Corporation	NYSE	Human Resources; Nominating / Corporate Governance
	Cummins, Inc.	NYSE	Audit; Compensation; Governance and Nominating
	Sims Metals Management Ltd.	ASX	Risk; Remuneration and Audit
Park, B.F.	SSR Mining Inc.	TSX/NASDAQ	Audit (Chair); Corporate Governance and Nominating; Compensation
Pinney, B	North American Construction Group Ltd.	TSX/NYSE	Lead Director; Audit Committee (Chair); Human Resources & Compensation
	Persta Resources Inc.	HKG	Audit Committee (Chair); Human Resources and Compensation
	Sundial Growers Inc.	NASDAQ	Audit & Risk (Chair); Human Resources and Compensation; Operations

THE BOARD EXPERTISE

Orientation and Continuing Education

Orientation

On April 26, 2019, Messrs. Flexon, Goldgut and Legault were each appointed to the Board as new directors.  Prior to their appointment to the Board, they were each given a clear indication of the workload and time commitment required to serve on the Board. Individual meetings were also scheduled with each director in order to allow them to familiarize themselves with the demands of the role and the expectations of both the Board and management.  The orientation of these new directors adhered to the Company’s orientation and education program that includes:

•                  a director’s manual containing written information about the directors’ duties and obligations, the Board, each Committee (including the Charter for each Committee), the Company’s constating documents, the Directors’ Code of Business Conduct, the Corporate Code of Conduct, the Supplier Code of Conduct, our Disclosure Policy, our Insider Trading Policy, the Company’s other key policies, and a summary of our business and operations;

•                  access to materials and minutes from recent Board and Committee meetings;

•                  discussions with the CEO, CFO and each other member of the senior management team to receive an orientation on TransAlta’s strategies, operations, generation technology, business development, legal, finance, investor relations, and human resource capital and cost and efficiency programs, namely Project Greenlight; and

•                  at the beginning of the term, participation in all Committee meetings to obtain an understanding of each Committee’s function, oversight responsibilities and the overall workings and responsibilities of the Board.

New directors are also provided with targeted orientation sessions, carried out over several hours, to address multiple topics that are critical to understanding our business, including with respect to the energy/utilities industry, strategy, operations, financial matters, legal compliance, risk management and assurance, and various other topics. Depending on the circumstances at the particular time, new directors may also receive presentations and analyses from our outside legal and financial advisors and other consultants on aspects of our business, strategy, strategic alternatives, financial matters, legal compliance, compensation programs and other matters.

Continuing Education

Our continuing education for directors seeks to instruct directors regarding the nature and operation of the Company and includes the following:

•                  a comprehensive package of information prior to each Board and Committee meeting;

•                  presentations and tours of our principal operations on a periodic basis, often in conjunction with Board meetings, to maintain directors’ familiarity with TransAlta’s operations, operational staff and the communities in which we operate;

•                  focused strategy sessions and deliberations, including presentations from management and outside advisors, reviews of strategic alternatives, and testing of strategies and alternatives;

•                  presentations from outside financial advisors, legal counsel and other consultants;

•                  access to an online secure site where management posts updates relating to our operations and other topics of interest to the Board to keep the Board current and up to date on matters being dealt with by management;

•                  presentations by management of TransAlta to provide directors with information pertinent to our business;

•                  information sessions on topics suggested by management or directors; the GSSC, with input from the Corporate Secretary, sets a schedule for speakers and/or presentations from internal or external sources;

•                  reports on the work of Board Committees following Committee meetings;

•                  full access to our senior management and employees;

•                  professional development courses; for instance, our Board subscribes to both the Institute of Corporate Directors and the National Association of Corporate Directors organizations, which promote the continuing education of directors; and

•                  encouraging directors to participate in other available educational opportunities that would further their understanding of our business and enhance their Board performance.

In 2019, our directors received presentations and/or on-site tours on the following topics:

Date	Topic	Prepared/Hosted by	Attended by
July	Hydro and Wind Facility Tour	TransAlta Corporation	All Directors
October	AFRC Tutorial (Class III Valuation)	TransAlta Corporation	D. Farrell B. Park G. Giffin A. Fohrer B. Pinney R. Flexon
October	Risk Assessment and Identification	PricewaterhouseCoopers LLP	All Directors

The Board also regularly holds evening dinner sessions before the day of regularly scheduled Board meetings. Board dinners are treated as an opportunity to accomplish a number of important governance objectives, including: building collegiality by meeting as directors in a less formal atmosphere; meeting high-potential employees in order to advance the succession planning for the Company; and holding educational sessions on important topics for the Company’s business and strategic direction.

In 2016, the GSSC developed an educational initiative that encourages directors to accompany the CEO on tours of the Company’s various businesses.  In 2019, this consisted of the Board accompanying management and financial analysts on tours of certain of the Company’s Alberta hydro and wind facilities, which was intended to provide a “front-row seat” to the management and operations of the Company.

Financial Literacy

An individual is defined as financially literate if he or she can read and understand financial statements that are generally comparable in breadth and complexity of issues to those found in our financial statements. The Board has determined that all directors are financially literate according to this definition. As well, Mr. Flexon, Ms. Park and Mr. Pinney qualify as “audit committee financial experts” as defined by the U.S. Securities Exchange Act of 1934, as amended. This determination is based on an analysis of each director’s education, skills and experience. Designation as an “audit committee financial expert” does not impose on such person any duties, obligations or liabilities that are greater than the duties, obligations and liabilities imposed on a member of the Committee and/or Board in the absence of such designation.

External Consultants and Other Third Parties

The Board and its Committees have the ability to retain external consultants or other third parties at their own discretion.  The HRC has retained Farient Advisors as independent compensation consultants to advise it on the Company’s compensation plan.  See “Compensation Report on Executive Compensation — Use of External Advisors”.

THE BOARD EFFECTIVENESS

Board Evaluation

We have established an annual evaluation process whereby our directors are provided with an opportunity to evaluate the Board, Board Committees, individual directors and the Chair’s performance. Below is a summary of the processes for the annual evaluation:

Review (Frequency)	By	Action	Outcome
Full Board (Annual)	All Members of the Board

Board members complete a detailed questionnaire which: (a) provides the quantitative ratings in key areas; and (b) seeks subjective comment in each of those areas.

Responses are reviewed by the GSSC together with the Chair of the Board.

Board members also meet one-on-one with the Chair of the Board to discuss his/her views about the effectiveness of the Board.

The GSSC and Board reviews and considers any proposed changes to the General Governance Guidelines for the Board.

A summary report is prepared by the Chair of the Board.

The summary report is reported to the full Board by the Board Chair during an in camera session.

Areas of improvement and objectives are identified and monitored.

Suggestions are provided to CEO to be communicated to senior management for improvements in areas that will assist the Board in the discharge of its responsibilities.

Chair of the Board (Annual)	All Members of the Board

Board members assess and comment on the Chair of the Board’s performance measured against the position description.

Individual responses are received by the Chair of the GSSC during one-on-one sessions with each member of the Board.

A summary report is prepared by the Chair of the GSSC and provided to the Chair of the Board and the full Board during an in camera session.

Prior to expiry of the Chair of the Board’s first term, the Chair of the GSSC makes recommendation to the full Board with respect to renewal of term.

Board Committees (Annual)	All Members of the Board	Board members complete a detailed questionnaire to evaluate how well the Committees are operating and to make suggestions for improvement. Responses are reviewed by the GSSC and Chair of the Board.

A summary report is prepared by the Chair of the GSSC.

The summary report is reported to the full Board by the Chair of the GSSC during an in camera session.

The Chairs of the respective Committees are expected to follow-up on any matters

Review (Frequency)	By	Action	Outcome

Board members also meet one-on-one with the Chair of the Board to discuss his/her views about the effectiveness of the Committees.

The GSSC and Board reviews and considers the proposed changes to the Committee Charters.

raised in the assessment and take action, as appropriate.
Individual Directors (Annual)	Each Director

Each director formally meets with the Chair of the Board to engage in a full and frank discussion of any and all issues either wishes to raise.

Each director is expected to be prepared to discuss how the directors, individually and collectively, can operate more effectively.

The Chair of the Board reports summary findings to the full Board during an in camera session.

The Chair of the Board also meets one-on-one with each director to discuss how the director can operate more effectively.

In 2018, Ambassador Giffin indicated his intention to retire from the Board in 2020.  As a result, in 2019, the Board identified a subset of directors to undertake a process to identify and recommend the appointment of a successor Chair.  This subset of directors consisted of Ms. Ambrose, Mr. Pinney, Mr. Mansour and Ambassador Giffin (ex officio).  The subset of directors met on several occasions and considered various factors relating to the appointment of a successor Chair.  Through this process, it was determined that the Chair position would be best suited to an existing director (as opposed to a new director) given the ongoing transformation of the Company and the complexity of the business.  In addition, individual discussions were held with each member of the Board, including asking each director for his or her opinion on the specific characteristics required to be an effective Chair relative to the strategic priorities of the Company. Following this process, it was recommended that Mr. Dielwart act as Chair, which was followed by the unanimous approval of the Board on January 16, 2020.

In determining to appoint Mr. Dielwart to act as Chair, the following considerations, among others, were taken into account:

•                  Mr. Dielwart has served on the Board since 2014 and is familiar with the history of the Company, the competitive environment and the recent regulatory challenges;

•                  Mr. Dielwart is currently the Chair of the GSSC and has led that committee to take on greater oversight on safety performance, while also overseeing consistent improvements in sustainability and governance practices.  Mr. Dielwart currently serves on the Investment Performance Committee and had previously been a member of the AFRC;

•                  Mr. Dielwart has a tremendous track record of growth, leadership and operational skills, primarily from his development of ARC Resources Ltd. from a start-up company to a public company with a multi-billion dollar capitalization;

•                  Mr. Dielwart has a strong track record of realizing shareholder returns, including through his role as CEO and board member at ARC Resources Ltd.;

•                  Mr. Dielwart has acquired extensive leadership experience serving as the CEO for ARC Resources Ltd., and on the board of directors of various energy companies, which will facilitate the mentorship of the Company’s executive leadership team;

•                  Mr. Dielwart also serves as Chairman of Denbury Resources and is a member of the board of directors of ARC Resources Ltd. and Crescent Point Energy Corp.  Mr. Dielwart is not considered to be over-boarded, as he serves on less than five public company boards.  His ability to dedicate the necessary time to the Company in his capacity as Chair is evidenced, in part, through his strong meeting attendance since his appointment to the Board (in 2019,

Mr. Dielwart was unable to attend only one telephonic special meeting of the Board and had over 96% total attendance);

•                  Mr. Dielwart possesses personal qualities of integrity and credibility.  In 2015, Mr. Dielwart was inducted into the Calgary Business Hall of Fame and in 2018 he received the Oil and Gas Council’s Canadian Lifetime Achievement Award. Mr. Dielwart is also a director and former Co-Chair of the Calgary and Area Child Advocacy Centre;

•                  Mr. Dielwart has well developed listening, communicating and influencing skills; and

•                  Mr. Dielwart is a resident of Canada (and Alberta), which remains the principal jurisdiction of the Company.

As a result, subject to Mr. Dielwart being re-elected as a director of the Company at the Meeting, he will be appointed Chair, effective immediately following the Meeting.

Identifying New Candidates for the Board

The GSSC maintains an evergreen list of potential Board candidates. Potential Board candidates are drawn from diverse sources, including referrals from and networks of our directors and senior management team, unsolicited inquiries by potential director candidates, references provided by our Shareholders and, in some cases, may be drawn from third party recruiting organizations. The GSSC reviews the list of candidates to identify top candidates and requests that the CEO or the Chair of the Board conduct an initial meeting with such candidates, which list of candidates will include not less than 50% women.  As the next step, candidates deemed to be most suited for the Board meet other members of the Board and, if deemed appropriate, other members of the executive team. This process effectively provides for an orderly succession of directors by allowing the Board to plan Board appointments with Board retirements with a view to maintaining an appropriate composition of skills and experience.

When recruiting new directors the GSSC considers candidates on the merit of each individual, taking into account the vision and business strategy of the Company, as well as the diversity and skills needed on the Board and having regard to the Company’s skills matrix, required competencies and its Board and Workforce Diversity Policy. The evergreen list of potential Board candidates is regularly reviewed by the GSSC to ensure a diverse set of skills are represented and to ensure an appropriate representation of women. The GSSC also takes into account prospective candidates’ relative executive leadership, legal and entrepreneurial backgrounds, and experience with public company directorships, all of which are valued but not determinative skills for any new Board members. In addition, regard is also given to the gender, the designated groups, age, business experience, professional expertise, personal skills, stakeholder perspectives and geographic background of any potential candidate. These factors are then considered with the goal of creating a diverse Board that together can provide insight, oversight and foresight to benefit the Company. This process has enabled the Company to establish a strong Board consisting of 41.66% women nominees and supported by strong executive leadership with 50% women executives, including the President and Chief Executive Officer.

Nomination Rights

Pursuant to the Investment Agreement, for so long as Brookfield holds the exchangeable securities, Brookfield is entitled to designate two (2) nominees for election to the Board at each annual meeting of shareholders. Each nominee must be (i) an individual acceptable to the GSSC, acting reasonably and applying the Company’s skills matrix and governance guidelines, and (ii) meet the requirements of and be eligible to serve as a director of the Company pursuant to applicable law.  The Company is required to use commercially reasonable efforts to ensure that the Brookfield nominees are elected to the Board at each annual shareholder meeting, including soliciting proxies in support of their election and taking the same actions taken by the Company to ensure the election of the other nominees selected by the Board for election to the Board. Each Brookfield nominee must be an individual of high quality and integrity who has significant experience and expertise in business or that is applicable to business, served in a senior executive, leadership or entrepreneurial position, broad exposure to and understanding of the Canadian business community, skills for directing the management of a company, and motivation and availability, in each case, to the extent requisite for a business of the complexity, size and scale of the business of the Company and on a basis consistent with the highest standards for directors of similarly situated Canadian publicly listed companies. Messrs. Goldgut and Legault are the Brookfield nominees in connection with the Meeting.

If either of Brookfield’s nominees to the Board are not elected at the Meeting or any subsequent meeting of the Shareholders, Brookfield’s obligation to increase and maintain its holding of common shares at 9% and its standstill, voting and lock-up obligations under the Investment Agreement may be suspended until the date that both of its nominees are elected or appointed to the Board. As previously disclosed by the Company, the Investment Agreement includes standstill, voting and lock-up obligations which will, subject to certain exceptions, be in effect for three years starting from the initial funding date of the Brookfield Investment, which occurred on May 1, 2019. Among other things, Brookfield has agreed that it will vote in favour of each director nominated by the Board; vote against any shareholder nominations for directors that are not approved by the Board; vote against any proposal or resolution to remove any Board member; and vote in accordance with any recommendations by the Board on all other proposals.

SHAREHOLDER ENGAGEMENT

The Board believes that it is important to have regular and constructive engagement directly with its Shareholders. This includes allowing, encouraging and facilitating Shareholders to express their views on strategic, governance and other matters directly to the Board. The Board encourages shareholder participation at the Meeting, where the Chair of the Board will be available to respond to Shareholder questions. In between annual meetings, the Company supports an open and transparent process for Shareholders to contact the Board, including the Chairs of the Board Committees, through the office of the Corporate Secretary or at the email listed below. It is the practice of the Company for the Chair of the Board and the Chair of one of the standing Committees to meet with large institutional shareholders on an annual basis.

Throughout 2019, representatives of the Board and senior management (including the CEO) engaged extensively with the Company’s significant Shareholders.  Since 2019, members of the Board have met directly with shareholders representing approximately 42% of the Company’s total issued and outstanding common shares.  In addition, in September 2019 TransAlta held an investor day at which it provided detailed information about the Company’s strategies, plans, operations and past, present and expected performance. The investor day afforded Shareholders the opportunity to engage with the Company’s senior management.

Appropriate topics for discussion between the Board and Shareholders may include oversight of the Company’s strategy, corporate governance, risk management oversight, executive performance or compensation, financial oversight, shareholder proposals, or Board or Committee composition, performance, diversity, tenure and succession planning. The Board Chair, with the assistance of the Corporate Secretary, determines which Shareholder engagement requests are properly addressed by the Board and which by management; typically, topics that are operational in nature or relate to financial results, transactions or Company performance will be referred by the Board to management. In addition to responding to Shareholder requests for meetings or inquiries, non-executive directors also engage in proactive Shareholder engagement events, including one-on-one in-person or telephone meetings with our significant Shareholders, roundtable discussions, roadshows, investor days, virtual meetings and other forums.

The Company’s Shareholder Engagement Policy is subject to applicable law and the Company’s disclosure policies, which prohibit the selective disclosure of undisclosed material facts or material changes. The Shareholder Engagement Policy is intended to promote and facilitate an interchange of views about governance and other corporate matters that are within the public domain. The GSSC oversees this policy and reviews it annually to ensure that it is effective in achieving its objectives and continues to be representative of sound corporate governance practices. The Shareholder Engagement Policy can be found at the Company’s website at www.transalta.com/about-us/governance/shareholder-engagement-policy.

The Board will endeavour to respond to all appropriate correspondence in a timely manner. On a quarterly basis, the Corporate Secretary also reports to the GSSC with respect to all communications sent to the Board.

Shareholders may communicate with the Board, care of the Corporate Secretary, either by mail addressed to the TransAlta Board of Directors (marking the envelope “Confidential — Board-Shareholder Engagement”) or e-mail (marking the subject line as “Confidential — Board-Shareholder Engagement”) as follows:

Corporate Secretary
TransAlta Corporation
110 — 12th Avenue SW
Box 1900, Station “M”
Calgary, Alberta  T2P 2M1

Or:

corporate_secretary@transalta.com

Shareholder engagement requests sent to the Board will be reviewed by our Corporate Secretary. Shareholders, and other stakeholders, are also encouraged to contact us through our Ethics Helpline at 1.855.374.3801 (Canada/U.S.) or 1.800.339276 (Australia) or by emailing the Ethics Committee (composed of members of management) at ethics_helpline@transalta.com.

OTHER INFORMATION

Loans to Directors and Officers

As a general rule, the Company does not provide loans to its directors and officers and there were no such loans advanced or outstanding during the 2019 fiscal year. The Board must approve any loans that may be made to directors and officers.

As of December 31, 2019, no indebtedness was due from any associate of any director or executive officer of the Company.

Director’s and Officer’s Liability Insurance

The Company has purchased, at its expense, directors’ and officers’ liability insurance policies to provide insurance against possible liabilities incurred by its directors and officers in their capacity as directors and officers of the Company and its subsidiaries. The premium for these policies for the period from December 31, 2018 to December 31, 2019 is US$6,477,624. The policies provide coverage of up to $100 million per occurrence to a maximum of $100 million per annum. There is no deductible for directors and officers and a $3 million deductible for each claim made by the Company. The insurance applies in circumstances where the Company may not indemnify its directors and officers for their acts or omissions.

Interests of Informed Persons in Material Transactions

Except as disclosed below and elsewhere in this Circular, there were no material interests, direct or indirect, of any director or executive officer of the Company, any proposed director of the Company, any other “informed person” (as such term is defined in National Instrument 51-102 — Continuous Disclosure Obligations), any person who, to the knowledge of the directors or officers of the Company, beneficially owns or exercises control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Company, or any associate or affiliate of any of the foregoing, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

In connection with the Brookfield Investment, Mr. Richard Legault and Mr. Harry Goldgut were nominated by Brookfield and elected to the Board on April 26, 2019 and have been re-nominated for election to the Board at the Meeting. Pursuant to the Investment Agreement between the Company and an affiliate of Brookfield, for so long as Brookfield owns the exchangeable securities issued to it under the Brookfield Investment, it has the right to nominate two members for election to the TransAlta Board at each annual meeting of shareholders. Messrs. Legault and Goldgut are Brookfield’s current nominees and have been recommended to Shareholders for election at the Meeting. In connection with the Investment, Brookfield or its affiliates received or are entitled to receive certain funding fees, management fees and interest and dividends relating to the Brookfield Investment. See “Business of the Meeting — Election of Directors” elsewhere in this Circular for additional information about Messrs. Legault and Goldgut, who are also directors and/or officers of Brookfield and/or its affiliated entities.  Messrs. Legault and Goldgut were not directors of the Company at the time the Brookfield Investment was approved and entered into the by the Company.

In addition, RBC Global Asset Management Inc., the Company’s single largest Shareholder as of the Record Date, was supportive of the Investment by Brookfield, and as a measure of that support entered into a support agreement with the Company pursuant to which it voted all of the common shares held or controlled by it or any of its controlled affiliates or associates in favour of TransAlta’s director nominees and other items of business recommended by management at TransAlta’s previous meeting of shareholders held on April 26, 2019.

For further details concerning the Brookfield Investment and Brookfield’s nomination, voting, standstill and lock-up rights and restrictions, and other key terms and provisions of the Investment, reference is made to the Company’s material change report dated March 26, 2019 filed under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. A complete copy of the Investment Agreement, together with copies of the exchangeable debenture issued to Brookfield on May 1, 2019, the registration rights agreement entered into with Brookfield in respect of common shares held in TransAlta, and the exchange and option agreement with Brookfield governing the terms of the exchange of the exchangeable securities issued under the Investment, are also available on SEDAR and EDGAR.  Shareholders are urged to read these documents in their entirety.

Interest of Certain Persons in Matters to be Acted Upon

Except as otherwise disclosed above under “Interests of Informed Persons in Material Transactions” and elsewhere in this Circular, no person who has been a director or officer of the Company at any time since the beginning of the 2019 fiscal year, no proposed nominee for election as a director of the Company, and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

REPORT OF THE AUDIT, FINANCE AND RISK COMMITTEE AND COMMITTEE RESPONSIBILITIES

MEMBERS

The AFRC is comprised of independent directors in accordance with National Instrument 52-110, Audit Committees.  All members of the AFRC are “financially literate” as required by the Canadian Securities Administrators and the NYSE.  Ms. Park, Mr. Flexon and Mr. Pinney are “audit committee financial experts” as defined by the U.S. Securities Exchange Act of 1934, as amended.

Beverlee Park (Chair)	Robert Flexon	Alan Fohrer	Bryan Pinney

MANDATE

The AFRC provides assistance to the Board in fulfilling its oversight responsibilities with respect to the integrity of the Company’s financial statements and financial reporting process, the Company’s systems of internal financial controls and disclosure controls established by management, as well as the Company’s risk identification and assessment process conducted by management. The full text of the AFRC’s Charter and more information relating to the AFRC is available on TransAlta’s website at www.transalta.com/about-us/governance/board-committees or at www.sedar.com as an Appendix to the Company’s Annual Information Form.

In fulfilling its mandate in 2019, the AFRC completed the following:

Financial Reporting

•                  reviewed and approved or recommended to the Board, in case of the annual statements, the Company’s quarterly and annual consolidated financial statements, including the notes thereto, and the related management’s discussion and analysis;

•                  received regular updates from management with respect to any changes in accounting principles, practices or policies and discussed with management and the external auditors their applicability and impact on the Company’s business;

•                  received regular updates from management with respect to its disclosure controls and procedures and the effectiveness of these controls; and

•                  reviewed the Company’s annual information form and all other public disclosure containing financial information for the year ended December 31, 2019.

Risk Management and Regulatory Compliance

•                  received updates on and oversaw the Company’s assessment and mitigation of cyber security threats;

•                  received quarterly updates on and oversaw the Company’s risk identification, mitigation and management assessment processes based on the Company’s Enterprise Risk Management framework; and

•                  received quarterly detailed reports and analysis on the Company’s risk profile, risk assessment, hedge, trading risk metrics, developing risks forecast and programs/policies put in place to mitigate or address such risks.

Financial Planning

•                  amended the mandate of the AFRC in order to reflect a greater emphasis on financial planning as it relates to supporting the strategic objectives of the Company;

•                  received tax updates and reviewed long-range tax and financing plan;

•                  together with the GSSC, reviewed the Company’s insurance programs and coverage vis-à-vis its risk profile;

•                  reviewed reports from the external auditors and the Internal Auditor relating to the adequacy of the Company’s financial risk management practices, as well as management’s responses;

•                  reviewed and recommended to the Board changes to the Company’s policies with respect to financial and commodity exposure management;

•                  received quarterly updates on the Company’s financial and commodity exposure management activities;

•                  received quarterly updates with respect to legal and regulatory compliance matters which may have a material impact on the Company’s financial statements; and

•                  reviewed the financial performance of the Company’s pension plans.

External Auditors

•                  reviewed the performance and qualifications of the external auditors and recommended to the Board their re-appointment for Shareholder approval;

•                  reviewed and discussed with the external auditors the accounting policies adopted by management, the estimates made, and the reasonableness of the assessments made by management;

•                  reviewed the independence of the external auditors, based on the auditors’ disclosure of their relationship with the Company, and determined they were independent;

•                  obtained and reviewed with the external auditors their report with respect to their internal quality-control procedures, any material issues raised by the review or recent peer review and inquired on whether there were any investigations by governmental or professional authorities within the last five years, and determined that no such matters existed which could impact their ability to act as independent external auditors;

•                  reviewed and approved the fees payable to the external auditors;

•                  reviewed and approved the overall scope and plans of the annual audit with the external auditors and management;

•                  reviewed and approved non-prohibited services to be provided by the external auditors; and

•                  met privately, without any members of management present, with the external auditors to discuss the scope of their work, their relationship with management and internal audit and other issues that the external auditors wished to raise at each in-person AFRC meeting and at each regularly scheduled executive session.

Internal Auditors

•                  reviewed the mandate, independence, qualifications and resources of the Internal Auditor;

•                  reviewed and approved the annual work plan of the Internal Audit department;

•                  received regular quarterly updates of audits performed, the results of each audit and the plans in place to address any remedial work needed;

•                  engaged internal audit to undertake independent reviews of the business to provide clarity on compliance and best practices; and

•                  met privately, without any members of management present, with the Internal Auditor in order to address processes, management support in the fulfillment of the department’s responsibilities, and any other matters that arose.

In addition, during 2019 the AFRC:

•                  met regularly with external auditors; the Internal Auditor; the CEO; the CFO; the Managing Director and Corporate Controller; the Chief Officer, Legal, Regulatory and External Affairs; the Corporate Secretary; and other members of management, as required;

•                  met in camera, without management present, at the conclusion of seven regularly scheduled AFRC meetings;

•                  reviewed the changes made to the Company’s trade compliance program;

•                  reviewed and received quarterly updates concerning any complaints relating to accounting, internal accounting controls, auditing or financial reporting matters under the Whistleblower Policy and oversaw their investigation and resolution in coordination with the Company’s ethics investigations committee; and

•                  received quarterly reports about any complaints submitted under the Corporate Code of Conduct, including any complaints under the Ethics Helpline.

The AFRC has reviewed its mandate and is satisfied that it met the terms of its Charter in 2019.

Beverlee Park (Chair) Alan J. Fohrer Robert Flexon Bryan Pinney

REPORT OF THE GOVERNANCE, SAFETY AND SUSTAINABILITY COMMITTEE AND COMMITTEE RESPONSIBILITIES

MEMBERS

The GSSC is comprised of independent directors.  Each member brings to the Committee experience and knowledge relevant to the Committee’s responsibilities and accountabilities, including experience in corporate governance, health and safety, environment and sustainability, industry experience, finance and business judgment.

John Dielwart (Chair)	Rona Ambrose	Yakout Mansour	Georgia Nelson

MANDATE

The GSSC is responsible for developing and recommending to the Board a set of corporate governance principles applicable to the Company and to monitoring the compliance with these principles.  The GSSC is also responsible for board recruitment, succession planning and for the nomination of directors to the Board and its Committees.  In addition, the GSSC assists the Board in fulfilling its oversight responsibilities with respect to the Company’s monitoring of environmental, health and safety regulations and public policy changes and the establishment and adherence to environmental, health and safety practices, procedures and policies.

The Charter of the GSSC is available on TransAlta’s website at www.transalta.com/investor-centre/governance.

In fulfilling its mandate in 2019, the GSSC completed the following:

Corporate Governance

•                  reviewed the size and composition of the Board, the retirement dates for each director, the directors’ skills matrix in order to assess any skills gaps and identify the complement of core competencies needed on the Board to maximize oversight of the future and strategic direction of the Company;

•                  evaluated the size and composition of the Board Committees to provide for staffing of each Committee, including the IPC created in 2019, with the appropriate mix of skills and experience to maximize effective decision-making and the name change of the Audit and Risk Committee to the AFRC;

•                  assessed and recommended the nominees to stand for election as directors at the Meeting;

•                  reviewed and recommended amendments as required to the Company’s General Governance Guidelines for the Board;

•                  reviewed and recommended amendments to the Charters of each Committee, which were approved by the Board;

•                  reviewed and recommended enhancements to the Directors’ Code of Business Conduct and the Corporate Code of Conduct and adoption of a Supplier Code of Conduct;

•                  reviewed and assessed the terms of reference of the Chair of the Board;

•                  the Chair of the Committee performed an evaluation of the Board Chair’s performance based on one-on-one discussions with each member of the Board;

•                  reviewed the Alcohol and Drug Policy;

•                  reviewed sponsorships, donations and political contributions;

•                  reviewed the market competitiveness of directors’ compensation;

•                  performed an evaluation of the Board, its Committees and the individual directors and held a discussion in camera at the Board level on the results of the anonymous evaluations, also addressing matters for improvement and change where applicable; and

•                  together with the AFRC, reviewed the directors’ and officers’ insurance program and indemnity.

Environment, Health and Safety (“EH&S”)

•                  received regular reports from management regarding environmental, health and safety compliance, trends and TransAlta’s responses;

•                  received reports and briefings on management’s initiatives with respect to changes in climate change legislation, policy developments as well as other draft initiatives and the potential impact such initiatives may have on the Company’s operations in Canada, the United States and Australia;

•                  assessed the impact of greenhouse gas policies and other legislative initiatives on the Company’s business;

•                  reviewed with management the EH&S policies of the Company;

•                  received an update on dam safety program;

•                  received regular reports from management on the near miss reporting program and discussed with management ways to improve the EH&S processes and practices; and

•                  reviewed the effectiveness of TransAlta’s response to EH&S issues and any new initiatives put in place to further improve the Company’s EH&S culture.

In addition, during 2019 the GSSC met in camera, without management present, at the conclusion of the four regularly scheduled GSSC meetings.

As a result of Mr. Dielwart being appointed Chair of the Board immediately following the Meeting, a vacancy will be created as Chair of the GSSC.  It is anticipated that the Board will consider the composition of each standing committee of the Board in April and will approve a revised committee composition to become effective immediately following the Meeting.

The GSSC has reviewed its mandate and is satisfied that it met the terms of its Charter in 2019.

John P. Dielwart (Chair) Rona Ambrose Yakout Mansour Georgia Nelson

REPORT OF THE HUMAN RESOURCES COMMITTEE AND COMMITTEE RESPONSIBILITIES

MEMBERS

All members of the HRC are independent.  Each member brings to the Committee experience and knowledge relevant to the Committee’s responsibilities and accountabilities, including experience in human resources, executive compensation, compensation risk management, corporate governance, industry, finance and business judgment.

Georgia Nelson (Chair)	Rona Ambrose	Alan Fohrer	Beverlee Park	Bryan Pinney

MANDATE

The HRC is empowered by the Board to oversee, review and approve key compensation, human resources and pension policies and plans of TransAlta which are intended to attract, recruit, retain and motivate employees of the Company.  The HRC also makes recommendations to the Board regarding the compensation of the Company’s executive officers, including the review and adoption of equity-based incentive compensation plans and pension plans, the adoption of human resources policies which support human rights and ethical conduct, oversight of compensation risk management and assessment processes, and the review and approval of executive management succession and development plans.

The Charter of the HRC is available on TransAlta’s website at www.transalta.com/investor-centre/governance.

In fulfilling its mandate in 2019, the HRC completed the following:

Executive Compensation

•                  reviewed and approved the annual incentive targets and long-term incentive performance metrics and targets, reviewed the performance of the CEO and received and reviewed the CEO’s evaluation of the other executives’ performance over the last year, and reviewed the Company’s say-on-pay policy;

•                  reviewed the executive profiles and responsibilities;

•                  reviewed and amended its Charter and discussed and recommended the appointment of the CFO and executive succession process more generally;

•                  approved the revised comparator group and reviewed the variable pay metrics and the executive assessment process and share ownership guidelines;

•                  discussed compensation governance;

•                  reviewed assessments for leaders across the Company;

•                  reviewed the incentive metrics and recommended to the Board the 2019 executive goals, and the 2019 CEO compensation; and

•                  reviewed and approved the 2019 work plan.

Human Resources and Pensions

•                  reviewed, approved and reported to the Board on the Company’s human resources policies, practices and structures;

•                  reviewed the pension, benefits and similar benefits and overall governance of the Company’s pension and similar plans; and

•                  together with the AFRC, reviewed and recommended to the Board the Company’s annual pension report.

In 2019, the HRC also:

•                  conducted annual salary reviews for executive officers;

•                  reviewed the Board and Workplace Diversity Policy;

•                  reviewed the CEO’s position description;

•                  held management succession discussions; and

•                  together with management, reviewed and assessed the Company’s compensation-related risks and mitigation and management strategies.

In addition, during 2019 the HRC met in camera, without management present, at the conclusion of four regularly scheduled HRC meetings

The HRC has reviewed its mandate and is satisfied that it met the terms of its Charter in 2019.

Georgia R. Nelson (Chair),   Rona Ambrose,   Alan Fohrer,   Beverlee Park,   Bryan Pinney

REPORT OF THE INVESTMENT PERFORMANCE COMMITTEE AND COMMITTEE RESPONSIBILITIES

MEMBERS

The IPC is comprised of independent directors.  Each member brings to the Committee experience and knowledge relevant to the Committee’s responsibilities and accountabilities, including experience in capital allocation, industry expertise, project development, construction, finance and business judgment.

Robert Flexon (Chair)	John Dielwart	Harry Goldgut	Richard Legault	Yakout Mansour

MANDATE

The IPC assists the Board by providing oversight of management’s investment conclusions and of the execution of major Board approved capital expenditure projects that are in furtherance of the Company’s strategic plans. The full text of the IPC’s Charter and more information relating to the IPC is available on TransAlta’s website at www.transalta.com/investor-centre/governance.

The IPC was formed in 2019 primarily for the purpose of assisting the Board in its oversight of the transformational strategy of the Company to becoming a leading clean energy company, primarily through converting the Company’s coal generating units to natural gas generation by 2025, as well as to support the Board in its oversight of the other strategic growth priorities of the Company relating to renewables and on-site generation.

In fulfilling its mandate in 2019, the IPC completed the following:

•                  reviewed and approved its Charter and mandate;

•                  reviewed and recommended to the Board the approval of coal to gas conversions;

•                  reviewed certain options available to the Company to secure the fuel required for the coal to gas conversions;

•                  reviewed the transaction involving Kineticor Holdings Limited Partnership #2 to indirectly acquire two 230 MW Siemens F class gas turbines and related equipment for $84 million;

•                  reviewed key elements relating to the Company’s major capital projects; and

•                  reviewed and evaluated different investment opportunities.

In addition, during 2019 the IPC:

•                  met in camera, without management present, at the conclusion of one IPC meeting.

The IPC has reviewed its mandate and is satisfied that it met the terms of its Charter in 2019.

Robert Flexon (Chair)        Harry Goldgut     Richard Legault  John Dielwart      Yakout Mansour

DIRECTOR COMPENSATION

REPORT ON DIRECTOR COMPENSATION

Philosophy and Approach

The Board is responsible for developing, implementing and overseeing the directors’ compensation program and has delegated to the GSSC responsibility for evaluating and making recommendations to the Board regarding director compensation. The compensation practices for directors take into consideration:

•                  the Company’s strategic plans and priorities;

•                  the complexity of the industry and size of the business;

•                  the retention and attraction of qualified individuals to serve as directors on the Board;

•                  the provision of competitive compensation; and

•                  the importance we place on aligning directors’ compensation with the interests of Shareholders.

Director compensation does not include retirement benefits, change of control or severance provisions, health care coverage, charitable donations, vehicles, club memberships, pensions, or other such perquisites. In addition, non-management directors are not eligible to participate in the long-term incentive plan (consisting of restricted share units and performance share units) or the stock option plan.

The GSSC reviews annually the market competitiveness of directors’ compensation against companies of similar size and scope in Canada. It also considers the time commitment and experience required of members to serve on our Board and to ensure it attracts and retains qualified directors. The Company benchmarks its compensation to the median of Canadian companies of our peer group, which generally are of similar size from a revenue, asset and market capitalization basis. Beginning January 1, 2015, consistent with trends in director compensation best practices, a flat fee compensation system for the independent directors was implemented. During 2016, the Board considered changes in the foreign exchange rate between the Canadian and U.S. dollar and approved, on the recommendation of the GSSC, revisions to director compensation in order to provide compensation denominated in U.S. dollars for those directors that reside outside of Canada. In recommending the change to director compensation, the GSSC considered, among other things, the compensation practices of comparable companies and the potential impact on attracting and retaining experienced, skilled and knowledgeable directors. No changes to director compensation were made in 2019.

The standing Investment Performance Committee and the ad hoc Special Committee were formed in 2019. The Special Committee was an ad hoc committee of independent directors formed to oversee the review, negotiation and recommend approval of the Brookfield Investment and various alternatives thereto, as well as the Company’s shareholder engagement program, based on a written mandate. The Special Committee satisfied its mandate and was dissolved in 2019.

Components of Compensation for 2019

Retainers(1)	Amount(2)
Chair of the Board (50% cash / 50% equity retainer) (1)	$330,000
Board Member (50% cash / 50% equity retainer) (1)	$160,000
Fee for each Board meeting in excess of 10	$1,500

Committee Chair and Member Annual Retainer Fees(2)
Audit, Finance and Risk Committee (Chair)	$25,000
Human Resources Committee (Chair)	$25,000
Governance, Safety and Sustainability Committee (Chair)	$15,000
Investment Performance Committee (Chair)	$15,000
Special Committee (Chair)	$55,000
Special Committee (member)	$30,000
Special Committee meeting fee (Chair and member)	$2,000

Travel Fees
If travelling more than 1,000 kilometres round trip	$1,500
If traveling more than 7,500 kilometres round trip	$3,000
Special Committee travel fee (Chair)	$9,000
Special Committee travel fee (member)	$6,000

Notes:

(1)             For the annual cash retainer, the director can elect to receive it in cash, deferred share units or common shares.  The annual equity retainer is paid in deferred share units or common shares.

(2)             The amounts are payable in Canadian dollars for directors that reside in Canada and payable in U.S. dollars for directors that reside outside of Canada; except for the Special Committee fees that were paid entirely in Canadian dollars.

Deferred Share Units

Each deferred share unit (“DSU”) is a notional share that has the same value as one TransAlta common share.  DSUs may not be redeemed until the director leaves the Board. As a result, directors maintain an ongoing equity stake in the Company throughout their service on the Board.

DSUs are allocated to each director’s account on the 16th day of the last month of each compensation quarter (the “Accrual Date”), being March, June, September and December, based on the closing price of a TransAlta common share on the TSX on the last trading day preceding the Accrual Date. The DSU account of each director is also credited with DSUs equivalent to cash dividends declared based on the closing price of a TransAlta common share on the TSX on the same date as dividends are paid on our common shares.

Upon retirement from the Board, the retiring director will receive a cash amount equal to the number of DSUs held in his or her account multiplied by the then market value of a TransAlta common share on the TSX, less applicable taxes. At December 31, 2019, the accrual in respect of DSUs currently outstanding to directors was $6,082,286, based on the closing price of a TransAlta common share on the TSX on December 31, 2019 of $9.28.

Share Ownership Requirements of Directors

The Board believes that directors’ compensation should align with Shareholders’ interests. As a result, a portion of each director’s annual retainer must be paid in common shares of TransAlta (which are purchased on behalf of the director in the open market) or in DSUs, as described above. As of December 31, 2019, each independent director was required to acquire and hold a minimum value of three times the annual retainer within five years of joining the Board or from the date of any increase in compensation. New directors are also required to acquire and hold the equivalent of one-times the annual retainer within two years of joining the Board or from the date of any increase in compensation.

Shareholdings of Directors at December 31, 2019:

Director and Year Appointed	Year	Total Shares and Share Units(1)		Change Year Over Year	Value(2)	Equity at risk Multiple of 2019 Annual Retainer		Ownership Requirement Met(3)
R.H. Ambrose – 2017	2019	31,673		15,625	$286,323	1.78	x	On-Track(4)
	2018	16,058			$105,822	0.66	x
J.P. Dielwart – 2014	2019	120,210		20,596	$1,086,698	6.79	x	Yes
	2018	99,614			$656,456	4.10	x
D.L. Farrell – 2012	2019	895,307		93,293	$8,093,575	N/A		Yes(5)
	2018	802,014			$5,285,272
R.C. Flexon – 2019	2019	8,236		8,236	$74,453	0.35	x	On Track(6)
	2018	—			—	—
A.J. Fohrer – 2013	2019	101,451		13,977	$917,117	4.31	x	Yes
	2018	87,474			$576,453	3.60	x
G.D. Giffin – 2002	2019	205,230		25,841	$1,855,279	4.23	x	Yes
	2018	179,389			$1,182,173	3.45	x
H. Goldgut – 2019	2019	12,289	(7)	12,289	$111,097	0.69	x	On Track(8)
	2018	—			—	—
R. Legault – 2019	2019	12,289	(7)	12,289	$111,097	0.69	x	On Track(8)
	2018	—			—	—
Y. Mansour – 2011	2019	105,847		14,090	$956,856	4.50	x	Yes
	2018	91,757			$604,678	3.77	x
G. Nelson – 2014	2019	97,309		13,922	$879,673	4.14	x	Yes
	2018	83,387			$549,520	3.43	x
B.F. Park – 2015	2019	97,921		10,664	$885,205	5.53	x	Yes
	2018	87,257			$575,023	3.59	x
B.D. Pinney – 2018	2019	55,282		29,121	$499,749	3.12	x	Yes(9)
	2018	26,161			$172,401	1.07	x

Notes:

(1)             Includes DSUs granted and DSUs credited in lieu of reinvested dividends.  See “Report on Director Compensation — Components of Compensation for 2019 — Deferred Share Units” for further information on the DSU plan.  Mrs. Farrell’s Units are comprised of eligible shares for purposes of the executive share ownership policy, which consist of common shares, RSUs and ODSUs (as described under “Compensation Discussion and Analysis — Our Variable Compensation Program”). As at December 31, 2019, she held 283,598 RSUs and 419,628 ODSUs.  In addition, as at December 31, 2019, Mrs. Farrell held 623,917 PSUs and 1,384,106 options to acquire common shares.  See “Compensation Discussion and Analysis — Shareholder Alignment — Share Ownership Requirements”.

(2)             The 2018 value is based on the weighted average closing price of TransAlta common shares on the TSX for the 20 trading days prior to and including December 31, 2018 of $6.59; and the 2019 value is based on the weighted average closing price of TransAlta common shares on the TSX for the 20 trading days prior to and including December 31, 2019 of $9.04.

(3)             Pursuant to the Independent Directors’ Share Ownership Policy, as of December 31, 2019 independent directors are required to acquire and hold a minimum value of three times the directors’ annual retainer fee within five years from the date they joined the Board and to meet the independent directors’ share ownership requirement.  New directors are required to hold the equivalent of their annual retainer within two years of joining the Board or from the date of any increase in compensation, to meet the independent directors’ share ownership requirement.

(4)             Ms. Ambrose was appointed to the Board on July 13, 2017 and has until July 13, 2022 to hold shares equal to three times her annual retainer ($480,000).

(5)             Mrs. Farrell is required to hold five times her base salary in accordance with the executive share ownership policy.  Mrs. Farrell has met this requirement.

(6)             Mr. Flexon was appointed to the Board on April 26, 2019 and has until April 26, 2021 to hold his annual retainer amount ($160,000) and until April 26, 2024 to hold shares equal to three times his annual retainer.

(7)             Messrs. Goldgut and Legault have both elected to receive common shares for 100% of their director compensation and have directed the Company to register such common shares to an entity affiliated with Brookfield.  To the extent Messrs. Goldgut or Legault are deemed to be the beneficial owner of any such shares, each of Mr. Goldgut and Mr. Legault expressly disclaim beneficial ownership thereof.  In total, 24,579 common shares were registered to an affiliate of Brookfield as of December 31, 2019 pursuant to the directions of Messrs. Goldgut and Legault.

(8)             Messrs. Goldgut and Legault are exempt from directly satisfying the share ownership requirement for so long as they are Brookfield’s nominees on the Board and for so long as Brookfield is in compliance with its obligations under the Investment Agreement.

(9)             Mr. Pinney was appointed to the Board on April 20, 2018 and has until April 20, 2020 to hold his annual retainer amount ($160,000) and until April 20, 2023 to hold shares equal to three times his annual retainer ($480,000).

Summary of Directors’ Compensation for the Fiscal Year 2019

Beginning January 1, 2015, consistent with trends in director compensation best practices, a flat fee compensation system for the independent directors was implemented. The flat fee provides each independent Board member an annual retainer of $160,000 and the Chair of the Board an annual retainer of $330,000. The flat fee includes up to 10 Board meetings and for every Board meeting after 10, a meeting fee of $1,500 is paid. The latter per meeting fee applicable to meetings in excess of 10 is designed to reflect the significantly increased time, attention and responsibilities that directors will face in the event more than 10 meetings per year are required.

The fees are determined in recognition of the significant time and energy required of the directors in the performance of their duties. Directors are expected to prepare for and attend all Board meetings and ensure that they stay informed about the Company’s business and the rapidly changing industry, business and regulatory environment.  In addition, the Board believes that the Company must offer a competitive compensation package to attract and retain experienced, skilled and knowledgeable directors who are willing and able to meet these expectations.

Name	Fees Earned ($)	Board/ Committee Meeting/Travel Fees(1)(2) ($)	Chair/ Member Fee (Committee) ($)	Share-based Awards ($)	All Other Compensation ($)	Total ($)
R.H. Ambrose	80,000	6,000	—	80,000	—	166,000
	(Cash)			(DSUs)
J.P. Dielwart	—	7,500	15,000	160,000	—	182,500
			(GSSC)	(DSUs)
T. W. Faithfull(3)	13,991	3,991	—	54,447	3,067	75,496
				(Shares)
D.L. Farrell(4)	N/A	N/A	N/A	N/A	N/A	N/A

R.C. Flexon(5)(6)	72,239	5,967	12,557	72,239		163,002
	(Cash)		(IPC)	(DSUs)
A.J. Fohrer(6)	106,166	35,895	30,000	106,166	—	278,227
	(Cash)		(Special)	(DSUs)
G.D. Giffin(6)(7)	218,967	40,890	55,000	218,967	—	533,824
	(Cash)		(Special)	(Shares)
H. Goldgut(8)	—	—	—	109,011	—	109,011
				(shares)
R. Legault (9)	—	—	—	109,011	—	109,011
				(shares)
Y. Mansour(6)	106,166	19,897	—	106,166	—	232,229
	(Cash)			(DSUs)
G.R. Nelson(6)	106,166	21,890	33,177	106,166	—	267,399
	(Cash)		(HRC)	(DSUs)
B.F. Park	80,000	31,500	55,000	80,000	—	246,500
	(Cash)		(AFRC and Special)	(DSUs)
B.D. Pinney	—	9,000	—	160,000	—	169,000
				(DSUs)
TOTAL	783,695	182,530	200,734	1,362,173	3,067	2,532,199

Notes:

(1)             Travel day fee of $1,500 (where round trip travel exceeds 1,000 km but is less than 7,500 km) or $3,000 (where round trip travel exceeds 7,500 km). Travel day fee for Special Committee members of $6,000 and Chair of $9,000.

(2)             The flat fee includes up to 10 Board meetings.  For every Board meeting after 10, a meeting fee of $1,500 per meeting is paid. In 2019, the Board held 16 Board meetings. Meeting fee for Special Committee members and Chair was $2,000 per meeting.

(3)             Mr. Faithfull retired from the Board on April 26, 2019.

(4)             Mrs. Farrell is the President and CEO of the Company and, as such, does not receive any director compensation.  Her compensation is reported in the “Summary Compensation Table” for Named Executive Officers (“NEO”) in this Proxy Circular.

(5)             Mr. Flexon was appointed to the Board on April 26, 2019.

(6)             The compensation payable to Mr. Flexon, Mr. Fohrer, Ambassador Giffin, Mr. Mansour and Ms. Nelson is converted to U.S. dollars using the exchange rate on the 13th day of the last month of each compensation quarter.  The amounts appearing in this table are in Canadian dollars and reflect the actual amounts paid using these exchange rates.

(7)             Ambassador Giffin is Chair of the Board and was the Chair of the Special Committee.  Ambassador Giffin is not standing for re-election at the Meeting.

(8)             Mr. Goldgut was appointed to the Board on April 26, 2019.  Mr. Goldgut has elected to receive common shares for 100% of his director compensation and directed the Company to register such common shares to an entity affiliated with Brookfield.  To the extent Mr. Goldgut is deemed to be the beneficial owner of any such shares, Mr. Goldgut expressly disclaims beneficial ownership thereof.

(9)             Mr. Legault was appointed to the Board on April 26, 2019. Mr. Legault has elected to receive common shares for 100% of his director compensation and directed the Company to register such common shares to an entity affiliated with Brookfield.  To the extent Mr. Legault is deemed to be the beneficial owner of any such shares, Mr. Legault expressly disclaims beneficial ownership thereof.

Breakdown of Annual Retainer

The following table shows the manner in which each director received their annual retainer for the year ended December 31, 2019.

Director	Cash (%)	Equity (%)
R. Ambrose	50	50
J.P. Dielwart	—	100
D.L. Farrell(1)	N/A	N/A
R.C. Flexon	50	50
A.J. Fohrer	50	50
G.D. Giffin	50	50
H. Goldgut(2)		100
R. Legault(2)		100
Y. Mansour	50	50
G.R. Nelson	50	50
B.F. Park	50	50
B. D. Pinney	—	100

Notes:

(1)             Mrs. Farrell, as President and CEO of the Company, does not receive compensation as a director.

(2)             Messrs. Goldgut and Legault have elected to receive common shares for 100% of their director compensation and directed the Company to register such common shares to an entity affiliated with Brookfield.

Share-Based Awards

For information relating to share-based awards and the value vested during the year, see the table above “Summary of Directors’ Compensation for the Fiscal Year 2019”.

REPORT ON EXECUTIVE COMPENSATION

This section discusses executive compensation at TransAlta — our strategy, compensation governance, compensation elements, what we paid our most senior officers for 2019 and why, and how that relates to our share performance. The Human Resources Committee (“HRC”) has reviewed and approved the content of this section and the compensation details beginning on this page.

Letter from Human Resources Committee	76

2019 Executive Officers	79

Executive Summary	80

Compensation Discussion and Analysis

• Compensation Philosophy	81
• 2019 Compensation Decisions	82
• 2019 Executive Performance	90
• 2019 CEO Realized Pay Analysis	93
• 2019 Share Performance & Executive Pay	94

Compensation Governance

• Compensation Governance & Risk Management	95
• Independent Advice	96
• Benchmarking Executive Compensation	97
• Disciplined Decision-making Process	98
• NEO Share Ownership	99

2019 Executive Compensation Details

• Summary Compensation Table	100
• Incentive Plan Awards	102
• Retirement Plans, Benefits & Life Insurance	104
• Termination & Change of Control	106

LETTER FROM THE HUMAN RESOURCES COMMITTEE

Dear Shareholders,

The Human Resources Committee (“HRC”) for the Company is focused on ensuring executive compensation at TransAlta pays for performance and aligns management’s interests with both our business strategy and Shareholder interests. Our executive compensation philosophy is designed to incent management to develop and achieve strategic objectives that will realize existing value and create new, long-term value for Shareholders, and advance TransAlta’s transition to becoming a clean power leader. You can read about our compensation philosophy, leading practices and our strong governance in the Compensation Discusson and Analysis (“CD&A”) that follows.

Linking our Corporate Strategy to our Compensation Plan

In 2019, TransAlta’s financial performance exceeded expectations with the highest comparable free cash flow (“FCF”) in four years. We also made significant progress towards achieving the Company’s strategic goals. For specific details on our 2019 highlights, please refer to page 80.

The focus of the Company continues to be improving our operating performance and transitioning to clean power generation with growth driven by optimizing and diversifying our existing assets and further expanding our overall portfolio in Canada, the USA and Australia. We continue to invest in a range of clean and renewable technologies such as wind, hydro, solar, battery and thermal that produce electricity for industrial customers and communities, ultimately delivering returns to our Shareholders.

In September 2019, we announced our Clean Energy Investment Plan that identified our five strategic priorities:

1.              Successfully execute our coal-to-gas conversions by investing between $800 million to $1.0 billion, which includes repurposing and repositioning our coal-fired fleet so that we can generate even higher returns for our Shareholders;

2.              Further expansion of our renewables fleet, including four new wind projects: three in the U.S. and one in Alberta, representing a total investment of $800 million;

3.              Expand our presence in the US Renewables market where demand is expected to grow and deliver potential further dividends back to TransAlta. We currently have 2,000 MW at different stages in our development pipeline;

4.              Advance and grow our on-site generation and cogeneration business where we have deep experience, with a current pipeline under evaluation of approximately 900 MW; and

5.              Continue to improve our already strong financial position and remain disciplined with our capital investment strategy.

In order to align our 2019 compensation programs to the Company strategy, the HRC made some important enhancements by:

•                  Emphasizing the pay-at-risk components of executive compensation by not increasing Executive base pay in 2020, upon the CEO’s recommendation;

•                  Updating our executive compensation peer group;

•                  Furthering Shareholder alignment, mitigating against risk, and promoting an ownership mindset by increasing share ownership guidelines to align with leading practices; and

•                  Transitioning away from cash-settled to share-settled PSUs and RSUs.

Pay for Performance

The primary responsibility of the HRC ensures that the compensation plan incents the right behaviours and strategies to position the Company for long-term success. The HRC reinforces our executive compensation programs with emphasis on pay-for-performance by annually reviewing and approving the Company’s annual salary planning guidelines, targets and goals for incentive compensation plans, including specific consideration to the strategic measures and goals. We believe that a strong link between executive compensation and Company performance means offering a metric-based AIC and an LTIP, consisting of stock options, Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”).

In 2019, we reviewed and refreshed elements of our pay-for-performance compensation by:

Annual Incentive Plan (“AIC”)

•                  Establishing 2020 metrics that remain focused on earnings performance and cost control.

•                  Rigoursly aligning targets on creating Shareholder value, with a continued focus on cash flow and cost management.

•                  Re-aligning our 2020 corporate scorecard targets of achieving FCF of $355 million, and Operations Maintenance and Administration (“OM&A”) costs of $479 million.

Long Term Incentive Plan (“LTIP”)

•                  Granting PSUs in accordance with performance metrics and targets that are focused on financial performance and the furtherance of our strategic goals.

•                  Focusing our 2020 PSU metrics on advancing our clean energy growth and our continued development of policy for a workable market structure in Alberta.

We believe these enhancements fortify TransAlta’s executive compensation philosophy, discussed on page 81 of our CD&A, further aligning the interests of our executives and Shareholders.

Shareholder Engagement

We remain routinely engaged in Shareholder outreach. Throughout 2019 and early 2020, the Board has engaged directly with Shareholders, representing 42% of the outstanding shares. The HRC considers direct communication with Shareholders a significant tool to ensure alignment of the Company’s executive compensation program with Shareholder interests. We also meet with Shareholder advocacy groups and proxy advisory firms on a regular basis, to describe TransAlta’s compensation program, to stay abreast of best practices and to listen to and consider Shareholders’ feedback. For example, in mid-2019, we were responsive to Shareholder feedback when updating our compensation comparator group.

We believe that our ongoing involvement with our Shareholders is paramount. At the 2019 Annual Shareholders Meeting, we were pleased that 85.75% of Shareholders supported our approach to executive compensation.

Evolving Talent Strategy

Another key responsibility of the HRC is to ensure that strong talent management programs and succession plans are in place. This year, management and the HRC spent significant time engaging in thoughtful and ongoing discussions around the Company’s ongoing talent management programs and succession plans to ensure a robust talent pipeline is in place. We support diversity and inclusion in our workforce, conduct an annual review of the succession plans and support the ongoing leadership development programs the Company has developed. We know that TransAlta considers its people to be its greatest asset and that developing and retaining talent is central to ongoing Company growth and future success.

Executive Compensation Best Practices

The HRC works closely with its independent advisor, Farient Advisors, LLC (“Farient”), in the development of annual compensation targets and goals. They have supported the Board’s ongoing efforts to maintain alignment of the Company’s executive compensation plan with leading practices and to ensure that it is directly linked with the business strategy and Shareholder interests.

The HRC continually reviews the Company’s executive compensation programs by monitoring and aligning with market trends and best practices. The HRC considers the Company’s evolving strategies and needs in light of the changing regulatory and competitive environment, including by:

•                  Setting target compensation at the 50th percentile of an industry comparator group using market data collected by external consulting firms, as discussed on page 97 of the CD&A;

•                  Reviewing the comparator group regularly to maintain competitive positioning at the 50th percentile against the appropriate peers; and

•                  Utilizing comparator compensation data to determine the competitiveness of base pay, incentive pay and plan design, and overall compensation levels.

We are steadfast and confident that TransAlta’s compensation program works, is based on performance and aligns with the Company’s focus on transitioning to a leading clean power company. Looking ahead to 2020 and beyond, we believe that we have established a competitive compensation plan that will motivate and reward management to execute our business strategy, continue to unlock the value of our assets and create new long-term value for our Shareholders.

Your Clear and Informed Vote is Important

The CD&A that follows is intended to provide clear and comprehensive disclosure of our executive compensation program to allow Shareholders to make informed decisions on the advisory say-on-pay vote and merits your support. Your participation as a Shareholder is very important to us. We ask for your support by voting in favour of the Company’s approach to executive compensation detailed in this Management Proxy Circular. Thank you for your support, trust and continued interest in the ongoing success of TransAlta.

Ambassador Gordon D. Giffin	Georgia R. Nelson
Chair of the Board	Chair of the Human Resources Committee

2019 EXECUTIVE OFFICERS

The Named Executive Officers (“NEOs”) listed below represent their current position within TransAlta.  The Compensation Discussion and Analysis that follows focuses on the NEO’s compensation for 2019.

Dawn L. Farrell, President and Chief Executive Officer

Skills & Experience

Mrs. Farrell became President and CEO of TransAlta on January 2, 2012. Prior to her appointment, she served as Chief Operating Officer (2009 to 2011) and Executive Vice-President, Commercial Operations and Development (2008 to 2009). Mrs. Farrell has 34 years of experience in the electric energy industry.

Industry

Mrs. Farrell is also a member of the Board of Directors of The Chemours Company, a chemical company listed on the NYSE, and the Alberta Business Council. She is also a member of the Trilateral Commission and the Canada-US Council for Advancement of Women Entrepreneurs and Business Leaders. Past board memberships include the Calgary Stampede, the Mount Royal College Board of Governors, Fording Coal Income Fund, New Relationship Trust Fund, Mount Royal College Foundation, Vision Quest Windelectric, The Conference Board of Canada and the Business Council of Canada.

Qualifications

Mrs. Farrell holds a Bachelor of Commerce with a major in Finance and a Masters degree in Economics from the University of Calgary. She has also attended the Advanced Management Program at Harvard University.

Todd Stack, Chief Financial Officer

Skills & Experience

Mr. Stack became Chief Financial Officer on May 16, 2019. He is responsible for providing leadership and direction over TransAlta’s financial affairs and has significant experience in finance, valuation, economics and the power industry. Prior to this role, Mr. Stack has acted as the Company’s Corporate Controller, Corporate Treasurer, as well as a member of the corporate development team reviewing greenfield and acquisition opportunities.

Industry

Prior to joining the finance team at TransAlta, Mr. Stack held a number of roles in the engineering team, including design, operations and project management.

Qualifications

Mr. Stack has a Bachelor of Science in Electrical Engineering from the University of Alberta and a Masters of Business Administration from the University of Calgary. He is a registered professional engineer in Alberta and a Chartered Financial Analyst.

John H. Kousinioris, Chief Operating Officer

Skills & Experience

Mr. Kousinioris joined TransAlta on December 3, 2012 and became Chief Operating Officer on July 18, 2019. He is responsible for overseeing operations, shared services, commercial, trading, customer solutions, hedging and optimization at TransAlta. Prior to that, he held the position of Chief Growth Officer of TransAlta. He is also the President of TransAlta Renewables Inc.

Industry

Prior to joining TransAlta, Mr. Kousinioris was a partner and co-head of the corporate commercial department at Bennett Jones LLP. He has over 30 years of experience in securities law, mergers and acquisitions and corporate governance matters, and has represented clients in some of Canada’s largest public offerings and merger transactions.

Qualifications

Mr. Kousinioris has a Bachelor of Arts degree in Business Administration from the Richard Ivey School of Business from the University of Western Ontario, a Master of Business Administration degree from York University and a Bachelor of Laws degree from Osgoode Hall Law School at York University. He has also attended the Advanced Management Program at Harvard University.

Brett M. Gellner, Chief Development Officer

Skills & Experience

Mr. Gellner is responsible for overseeing key strategic corporate initiatives and investments for the company, including the initiatives that are instrumental to transitioning the company to 100% clean energy by 2025. Prior to being appointed to this position on August 9, 2019, he was appointed Chief Strategy and Investment Officer in 2018, Chief Investment Officer in 2014, interim Chief Financial Officer in 2018, and Chief Financial Officer from 2010 to early 2014. Mr. Gellner is also a board member of TransAlta Renewables Inc. and was its President from 2013 to 2017.

Industry

Mr. Gellner has extensive knowledge of the power industry, having worked as co-head of CIBC World Markets’ Power & Utilities group where he was involved in numerous transactions including leveraged buy-outs, high yield and investment-grade debt financings, initial public offerings, hybrid securities financings and private offerings of equity and debt. Prior to CIBC World Markets, he held senior roles in the Mergers & Acquisitions and Corporate Development groups of a large, publicly traded corporation and a major international consulting firm.

Qualifications

Mr. Gellner has a Master’s degree in Applied Economics from the University of Alberta and holds a Chartered Financial Analyst designation. He has also attended the Advanced Management Program at Harvard University.

Dawn E. de Lima, Chief Shared Services Officer

Skills & Experience

Mrs. de Lima is responsible for leading TransAlta’s Shared Services departments. She is accountable for efficient and effective service delivery and directs the design and implementation of process improvements, automation and innovation initiatives. She strategically partners with operational leaders to become a best-in-class service provider and to control company-wide OM&A spend. Shared Services plays a critical role in TransAlta becoming Canada’s leading provider of clean power.

Industry

Since joining TransAlta in 2006, Mrs. de Lima has served in a number of leadership positions including Chief Officer — Business & Operational Services, Chief Administrative Officer, Chief Human Resources and Communications Officer, Vice-President of Supply Chain and Vice-President of Human Resources. Prior to joining TransAlta, Dawn spent nearly two decades as a business leader in human resources and communications, holding senior positions at Bell Canada and Norigen Communications. Currently, she sits as the Chair of the Board for Junior Achievement Canada.

Qualifications

Dawn holds a Master of Business from Queen’s University and a Bachelor of Arts degree from the University of Calgary.

EXECUTIVE SUMMARY

2019 Performance

In 2019, we continued to execute on our strategy to become a leading Canadian clean energy company. We remain positive, focused, and steadfast on our long-term strategic goals as we continue to execute our coal-to-gas conversions, strengthen our balance sheet, focus on building renewables growth and sustainability and advance and expand our on-site generation and cogeneration business. As part of our transformation, we were able to achieve several significant milestones that directly contributed to creating long-term Shareholder value. Our key accomplishments are fully described in our Management Discussion & Analysis. Some highlights in 2019 include:

•                 Financial performance

•                  Free cash flow (“FCF”) up 3% to $379 million

•                  Operation, Maintenance & Administration (“OM&A”) down 8% to $475 million

•                 Transition to clean power

•                  Announced a $750 million strategic investment by Brookfield Renewable Partners

•                  Announced the Clean Energy Investment Plan in which TransAlta expects to invest up to $1.9 billion in TransAlta and TransAlta Renewables in high-returning projects

•                 Stronger balance sheet

•                  We currently have access to $1.7 billion in liquidity, including $411 million in cash

•                  Increased our credit facilities by $200 million to $700 million and extended the maturity by one year to 2023

•                  Successfully obtained US$126 million of tax equity financing associated with the US Wind Projects

2019 Compensation Outcomes

Our 2019 executive compensation program is aligned with Shareholder interests and financial and strategic performance.

• 2019 Annual Incentive Cash (“AIC”) Awards Scorecard Result 150% • FCF was weighted 60% and the result was 200% of target • OM&A was weighted 40% and the result was 75% of target

•                 2017-2019 Performance Share Unit (“PSU”) Awards

Scorecard Result 175%

•                  Funds from Operations (“FFO”) to debt was weighted 70% and the result was 178% of target

•                  The strategic metric was weighted 30% and the overall result was 133% of target

•                  Total Shareholder Return (“TSR”) modifier score of 106%

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis provides a detailed description of our executive compensation philosophy, how executive pay links to corporate strategy decisions the Compensation Committee has made under our compensation programs and the factors considered in making those decisions.

Compensation Philosophy

How We Link Strategy and Compensation

Our compensation philosophy is designed to use compensation to drive the right actions to achieve our strategic goals, align pay with Shareholder interests and link pay to measurable performance results. The five pillars of our approach to executive compensation are:

1. Drive strategic goals

Objective Link compensation design to achievement of stated strategic goals as determined on an annual basis. In 2019, TransAlta’s strategic goals were to:

•                  successfully execute our coal to gas conversions;

•                  deliver growth in our renewables fleet;

•                  expand our presence in the US Renewables market;

•                  advance and grow our on-site generation and cogeneration business; and

•                  continue to improve our already strong financial position and remain disciplined with our capital investment strategy.

These goals were chosen because they represent the highest priorities with the greatest impact on long-term Shareholder value.

Approach PSU performance factors are set and aligned based on the achievement of strategic goals for each performance year.

2. Pay for performance

Objective Tie Executive compensation directly to financial and operational metrics that align with our strategy and the performance of our common share price.

Approach The majority of each Executive’s pay mix is considered “at risk” consisting of long-term and short-term incentives.

3. Align with shareholder interests

Objective Structure our compensation program so that it rewards corporate performance that helps generate sustainable long-term value.

Approach Executives earn more through “at-risk pay” when corporate performance and Shareholder returns are above expectations, and less when performance is below expectations. AIC and the PSUs have a payout range of 0-2x, which means payout, could be as little as $0 and as high as 200% of target. RSU’s and Stock Options provide additional value in line with total Shareholder returns.

4. Effective oversight and risk management

Objective Ensure the overall incentive plans and compensation program do not encourage inappropriate risk-taking.

Approach While the HRC has primary responsibility for executive compensation, they conduct an annual risk assessment to ensure that the overall compensation program, including all incentive plans, does not encourage inappropriate risk-taking. The HRC also receives advice from an independent, external advisor and reviews regulatory developments relating to compensation.

5. Retain and Attract key talent

Objective Retain and attract Executives in key roles to execute TransAlta’s strategy for long-term sustainable growth.

Approach Target compensation is set at the 50th percentile of an industry comparator group using market data collected by external consulting firms. The data includes a cross-section of Canadian and U.S. companies in the energy industry that have a similar business model, revenue size, and companies that we compete with for executive talent. The amount an Executive receives will be at, above, or below the target compensation depending on Company performance.

2019 Compensation Decisions

2019 Plan Enhancements and Updates

Enhancements/Updates	Rationale
BENCHMARKING

HRC approved changes to executive compensation peer group:

•                  Removed: Husky Energy, Vermillion Energy, Obsidian Energy Ltd., Cenovus Energy Inc., Cameco, AES Corporation, NRG Energy Inc., and SCANA Corporation

•                  Added: PNM Resources Inc., Clearway Energy Inc., Avista Corporation, and Innergex Renewable Energy Inc.

• Further aligns with TransAlta’s business model, revenue size, and industry

SHORT-TERM INCENTIVE
• Individual performance for AIC was removed as a weighting for NEOs in the 2019 performance year	• Aligns NEOs entirely with corporate performance

SHARE OWNERSHIP GUIDELINES
• HRC approved the increase of share ownership guidelines for all non-CEO NEOs from 2x multiple of base pay in 2018 to 3x in 2019	• Consistent with TransAlta’s broader peer group and leading-edge practices, and is competitive against TransAlta’s Canadian peers • Emphasizes the alignment of NEOs and Shareholders

• HRC amended the five-year limit to achieve share ownership requirements

•                  Allows NEOs the opportunity to adjust to the more robust guidelines

•                  NEOs are not permitted to sell their holdings until they are in compliance with policy, further encouraging a timely meeting of their share ownership requirements

LONG-TERM INCENTIVE
• In 2019, Relative TSR will be a weighted metric instead of a scorecard modifier and will be measured against the S&P/TSX Capped Utilities Index instead of the TSX Composite Index	• Further aligns with Shareholder interests • Provides a better reflection of the markets in which TransAlta operates

PSU & RSU settlements: • All outstanding and current Executive long-term incentive PSU and RSU awards to settle as shares on the open market upon vesting	• Further aligns NEO and Executive interests with Shareholder interests • Promotes ownership

2019 Compensation Elements

We provide executive compensation elements that include base salary, and short-term and long-term incentives with a focus on pay for performance and alignment with the five pillars of our Clean Energy Investment Plan, thereby linking strategy and compensation.

Executive compensation is weighted towards variable or at-risk compensation, which is directly linked to our performance and the performance of our common shares, aligning the interests of Executives and Shareholders.

		Short-term Incentives	Long-term Incentives (“LTIP”)
	Base salary	(AIC)	PSUs	RSUs	Options
Primary purpose	Market competitive fixed cash compensation based on NEO’s primary duties, responsibilities, role and work performed	Reinforce and drive short-term achievements from previous year Recognize and reward performance	Align NEO interests with Shareholders Recognize and reward performance	Reinforce and drive long-term Shareholder value	Reinforce and drive long-term Shareholder value

Performance period	Ongoing	1 year	3 years	3 years	7 years

Payment	Ongoing	After the end of the performance period, payable in March	After the end of the performance period, upon vesting, payable in March		When exercised

Cash or Equity(1)	Cash	Cash or deferred share units (“DSUs”) at NEO’s election	Cash or common shares, at Board’s discretion		Common shares, cash when exercised

CEO Target Pay Mix

Other Target NEO Pay Mix

(1)             DSUs accrue dividends on a quarterly basis and promote a greater alignment of interests between NEOs, Executives and Shareholders. Cash value is redeemed on the day following the termination date of any participating Executive.

Base Salary

The table below shows the 2019 salary rates of TransAlta’s NEOs. Salaries are reviewed annually, and increases, if any, are made based on individual performance, increased scope and additional responsibilities, or to remain market competitive.

	2018	2019	2020
Dawn Farrell
President and CEO	$1,000,000	$1,000,000	$1,000,000
Todd Stack(1)
Chief Financial Officer	n/a	$425,000	$425,000
Christophe Dehout(2)
Former Chief Financial Officer	$450,000	—	—
John Kousinioris(3)
Chief Operating Officer	$500,000	$625,000	$625,000
Brett Gellner
Chief Development Officer	$500,000	$550,000	$550,000
Dawn de Lima
Chief Shared Services Officer	$425,000	$460,000	$460,000

(1)             Mr. Stack was promoted to Chief Financial Officer in May 16, 2019. His pro-rata salary for the year was $361,310.

(2)             Mr. Dehout joined TransAlta in November 2018 and his pro-rata salary for the year was $61,442. Mr. Dehout left TransAlta in May 2019 and his pro- rata salary in 2019 was $168,750.

(3)             Mr. Kousinioris was promoted from Chief Growth Officer to Chief Operating Officer on July 18, 2019.  His pro-rata salary for the year was $597,656.

Annual Incentive Compensation

In 2019, executive Annual Incentive Compensation (“AIC”) was determined entirely by corporate performance to further align the NEOs with Company corporate performance:

In 2019, our corporate scorecard included two financial metrics that represent the highest short-term priorities with the greatest impact on Shareholder value: FCF & OM&A.

FCF	OM&A
FCF is a key metric as it represents the amount of cash that is available to invest in growth initiatives, make scheduled principal repayments on debt and repay maturing debt	Aligns with our common goal towards reducing costs and becoming a leaner, more efficient and agile business

The table below shows how the HRC calculated the 2019 corporate scorecard result. The Board and the HRC believe this appropriately reflects the excellent progress achieved in 2019 as TransAlta continues to transform.

Corporate Scorecard Results

		Threshold		Target		Maximum			% of target	2019 Performance
	Weight	50%		100%		200%		2019 Result	achieved	Factor
Free cash flow (1)	60%	$295	M	$325	M	$375	M	$379M	200%	120%
OM&A	40%	$480	M	$470	M	$425	M	$475M	75%	30%
CORPORATE RESULT										150%

(1)             Inclusive of the $25 million TransAlta Renewables Dividend Reinvestment Plan (DRIP).

The following table outlines the 2019 annual incentives for each NEO. Neither the HRC nor the Board used discretion to adjust the calculated award for any of the NEOs:

2019 Executive AIC

	Earned Salary in 2019 (1)		AIC Target (%) of salary		Corporate Performance Factor & Weighting (2)				2019 AIC
Dawn Farrell	$1,000,000	x	100%	x	(150%	x	100%)	=	$1,500,000
President and CEO
Todd Stack (3)	$361,310	x	70%	x	(150%	x	100%)	=	$330,413
Chief Financial Officer
Christophe Dehout (4)	$168,750	x	70%	x	(100%	x	100%)	=	$118,125
Former Chief Financial Officer
John Kousinioris (5)	$597,656	x	75%	x	(150%	x	100%)	=	$647,207
Chief Operating Officer
Brett Gellner	$550,000	x	70%	x	(150%	x	100%)	=	$577,500
Chief Development Officer
Dawn de Lima	$460,000	x	70%	x	(150%	x	100%)	=	$483,000
Chief Shared Services

(1)             Earned salaries reflect pro-rated earnings in the 2019 year.

(2)             In 2019, 100% of executive AIC was based on corporate performance results.

(3)             Upon Mr. Stack’s promotion to Chief Financial Officer on May 16, 2019, Mr. Stack’s annual compensation target was increased from 25% to 70% and based entirely on corporate performance.  A portion of his AIC was based on his tenure as Managing Director & Corporate Controller, and $278,906 of his incentive was based on his earnings as Chief Financial Officer ($265,625).

(4)             Mr. Dehout ceased to be Chief Financial Officer on May 15, 2019. Mr. Dehout’s 2019 AIC was paid out at target performance, consistent with the termination without cause provisions on page 107.

(5)             Mr. Kousinioris’ target increased from 70% to 75% upon his promotion to Chief Operating Officer in July 2019. His earned salary of $335,417 and his previous AIC target of 70% prior to his promotion were used to calculate a portion of his incentive. The remaining incentive amount was based on his earned salary of $262,239 and his new AIC target of 75% after his promotion. His 2019 AIC reflects the sum of those amounts.

Long-term Incentives

For the 2019-2021 performance cycle, LTIP grants were based on a percentage of salary and consisted of PSUs, RSUs and Stock Options.

	Target grant value			Allocation
Executive	Amount	% of Salary	PSUs	RSUs	Options
Dawn Farrell	$2,800,000	280%	55%	25%	20%
Todd Stack(1)	$531,250	125%	55%	25%	20%
Christophe Dehout(2)	$562,500	125%	55%	25%	20%
John Kousinioris(3)	$825,000	150%	55%	25%	20%
Brett Gellner	$962,500	175%	55%	25%	20%
Dawn de Lima	$690,000	150%	55%	25%	20%

(1)             Mr. Stack’s target grant value noted above is based on his salary as Chief Financial Officer. His actual 2019 grant value was based on his salary and target in his previous role as Managing Director & Corporate Controller.

(2)             Mr. Dehout’s 2019 grant was paid out on a pro-rata basis in accordance with the termination provisions on page 107.

(3)             Mr. Kousinioris’ 2019 grant value was based on his salary and target as Chief Growth Officer, $575,000 and 150%, respectively.

The Board, on the recommendation of the HRC, approves the number of PSUs, RSUs and Stock Options to be granted every year, as well as the performance metrics, targets and weightings for the PSU awards. Stock Options are exercisable for common shares reserved for issuance from treasury. Under the LTIP, PSUs and RSUs, once vested, are settled for common shares or cash, as determined by the Board; if the Board determines to settle any PSUs or RSUs for shares, the applicable value of common shares are purchased on the open market.

PSUs

The PSU awards granted in 2017, for the 2017-2019 performance cycle, vested on March 7, 2020. They had a grant price of $7.25 per unit, earned dividend equivalents and share-settled at 256% of their original grant value.

PSU Scorecard
Metric	Weight	Threshold	Target	Max	Result	Score
Payout Range		50%	100%	200%
FFO-to-debt	70%	Please See Table Below			178%	125%
Transition to Renewable Energy(1)	30%	2017- 2019 Board Approved Metric			133%	40%
Relative TSR Scorecard Modifier	—	P25	P50	P75	P58	1.06x
2017-2019 PSU Scorecard Result						175%

(1)             Refers to Management’s ability to effectively make clear progress and substantive advancement on executing the coal to gas transition, including but not limited to, securing regulations that support conversion, the Brazeau pump storage project, ensuring the then anticipated capacity market in Alberta treats incumbent thermal and renewable generators fairly, and or growth in Wind in Alberta and Saskatchewan.

The FFO-to-debt metric is calculated using the ratios at the end of each year as well as the three-year average:

Year	Weight	Threshold	Target	Max	Result	% of target achieved	Score
Payout Range		50%	100%	200%
2017	25%	17.20%	18.20%	19.20%	20.4%	200%	50%
2018	25%	19.70%	20.70%	21.70%	20.8%	110%	27.5%
2019	25%	15.40%	16.40%	17.40%	19.0%	200%	50%
3 Year Average	25%	17.00%	18.50%	20.00%	20.07%	200%	50%
Cumulative Result							178%

To properly assess management’s performance against the strategic metrics, the HRC considered the following factors in its review:

•                  the state of TransAlta and the Alberta power market at the start of each year, as well as over the three-year period;

•                  the strategic priorities of the management team at the start of each year;

•                  management’s accomplishments, balanced with setbacks, in each year, as well as over the three-year period; and

•                  the final outcomes and impacts at the end of each year, as well as over the three-year period.

The HRC assessed the performance of each strategic goal, resulting in a 3-year cumulative result of 175%. Details of this assessment can be seen below.

Assessment of 2017-2019 PSU Strategic Metrics

Highlights of the considerations relevant to the Company’s “Transition to Renewable Energy” metric are as follows:

Transition to Renewable Energy Accomplishments

Financial

Announced a $750 million strategic investment by Brookfield Renewable Partners allowing us to advance our transformational Clean Energy Strategy.

Coal to Gas

Transported first gas on Pioneer Pipeline four months ahead of schedule. Allowed TransAlta to save $60 million in carbon costs per year through co-firing alone, advance our timing to convert to gas, and reduce our operating costs.

Issued first notice to proceed (FNTP) for both Sundance 6 Unit and Keephills 2 Unit.

Advancements

Advanced repowering strategy with Kineticor transaction. Acquired two gas turbines at attractive prices from Kineticor, allowing us to advance our combined cycle repowering strategy, and secure a 420 MW long-term contract with Shell.

Entered into an agreement with SemCAMS to develop, construct and operate a 40 MW co-generation facility. All of the steam production and approximately half of the electricity output will be contracted to SemCAMs under a 13-year fixed price contract.

Closed the acquisition of a US wind development portfolio of 7 sites in 4 States totalling 1,250 MW of potential capacity.

Announcements

Announced the Clean Energy Investment Plan. TransAlta expects to invest up to $1.9 billion in high-returning projects.

Signed an agreement with Southern Power to purchase a 49 per cent interest in the Skookumchuck wind energy facility, a 136.8 MW facility currently under construction.

(6) Achieved Commercial Operation Date (COD) for both Big Level and Antrim wind farms.

Announced our intention to install Alberta’s first utility scale battery at our Summerview 2 wind farm and executed the funding agreements with the Alberta Government to secure funding for 50% of the capital cost. Advanced the permitting approval process for the above battery project.

Workforce & Safety

Total injury frequency (TIF) of 1.35 has been our strongest improvement to date and is a 38% improvement over 2018 (TIF 2.18).

Regulatory

Retained carbon offset credits for existing Alberta wind and hydro fleet under the new Technology Innovation and Emissions Reduction (“TIER”) regulation.

Share-settlement of 2017-2019 PSU Awards

As noted above, the PSUs granted in 2017 had a grant price of $7.25, earned dividend equivalents and settled in common shares at 256% of their original grant value. The PSU Performance Factor of 175% was determined and approved by the Board based upon the established metrics for the 3-year performance period. The table below shows the value of shares each NEO received, calculated using a share price of $10.01, the closing price of our common shares on the TSX on March 6, 2020:

	2017 PSU Award (# of Units)		Dividend Equivalents		PSU Performance Factor		Closing Share Price		Total Value
Dawn Farrell	(166,897	+	9,909)	x	175%	x	$10.01	=	$3,097,200
Todd Stack	(13,793	+	819)	x	175%	x	$10.01	=	$255,964
John Kousinioris	(47,414	+	2,815)	x	175%	x	$10.01	=	$879,888
Brett Gellner	(66,379	+	3,941)	x	175%	x	$10.01	=	$1,231,832
Dawn de Lima	(40,302	+	2,393)	x	175%	x	$10.01	=	$747,907

RSUs

Share-settlement of 2017-2019 RSU Awards

The RSU awards granted for 2017 vested on March 7, 2020. They had a grant price of $7.25 per unit, earned dividend equivalents and paid out at 146% of their original grant value. The table below shows the value each NEO received in shares, upon vesting of the 2017 RSU awards, calculated using a share price of $10.01, the closing price of our common shares on the TSX on March 6, 2020:

	2017 RSU award (# of Units)		Dividend Equivalents		Closing Share Price		Total Value
Dawn Farrell	(75,862	+	4,504)	X	$10.01	=	$804,465
Todd Stack	(6,897	+	409)	X	$10.01	=	$73,138
John Kousinioris	(21,552	+	1,280)	X	$10.01	=	$228,544
Brett Gellner	(30,172	+	1,791)	X	$10.01	=	$319,953
Dawn de Lima	(18,319	+	1,088)	X	$10.01	=	$194,260

Stock Options

The stock option awards granted in 2017 vested on March 7, 2020 and will expire on March 1, 2024. They had an exercise price of $7.25 per option.

The aggregate number of shares that may be issued at any time under the current Option Plan shall not exceed 13,000,000 Shares in the aggregate (representing 4.7% of the issued and outstanding common shares).  At December 31, 2019, there were 3,764,742 options outstanding (representing 0.5% of the issued and outstanding common shares) under the Option Plan for both Canadian and U.S. participants, 1,326,392 of which were exercisable. As discussed under “Business of the Meeting — Stock Option Plan Amendments to Increase Number of Options Available for Issuance” elsewhere in the Circular, on March 3, 2020, the Board approved an increase in the number of common shares reserved for issuance under the Stock Option Plan to 16,500,000, subject to TSX approval and Shareholder approval at the Meeting.

Stock Option Plan Summary

Primary Purpose

•                  Encourage NEOs to promote the financial interests, growth and development of TransAlta by providing them with the opportunity through stock options to acquire a proprietary interest in the Company

•                  Recognize the contribution of NEOs to the success of the Company and to encourage such employees to remain in the employment of the Company

Eligibility & Participation

•                  Non-union employees of TransAlta who, upon the advice of the CEO, are designated as Participants by the Board including the NEOs

•                  The Board shall determine when and to what extent individuals otherwise eligible for consideration shall become or cease to be Participants for purposes of the Option Plan and shall determine when, and under what circumstances, any individual shall be considered to have terminated employment for purposes of the Option Plan

•                  Executives terminated without cause can exercise to the extent they were exercisable on the Termination date until the earlier of 60 days and the normal expiry date

Performance Period	7 years for Executive and non-Executive grants

Vesting	3-year cliff vesting for Executive and non-Executive grants

Payment	When exercised

Cash or equity	Cash settled

Shares Subject to Plan	• 13,000,000 in aggregate (subject to increases discussed above).

Limits on Grants

•                  The aggregate number of shares issued to Insiders within any one-year period and issuable to Insiders at any time may not exceed 10% of the Company’s total issued and outstanding shares

•                  The number of shares that may be acquired by any single participant pursuant to the exercise of options under the Option Plan (and pursuant to all other security based compensation arrangements of the Company), cannot exceed five (5%) percent of the outstanding number of shares (and for this purpose, the “outstanding number of shares” is the number outstanding at a particular time, less the number of Shares that have been issued pursuant to the exercise of Options in the previous year)

Exercise Price	Fixed by the Board when an option is granted but such price shall not be less than the last sale price of the Shares on the TSX

Change of Control

Under the Option Plan, if there is a change of control, the Board may:

•                  Cause any or all outstanding options to vest and be exercisable (either in whole or in part, either immediately or before the date of the change of control);

•                  Cancel any or all outstanding options in exchange for a substitute award; or

•                  Cancel any or all outstanding options in exchange for a substitute award with a value equal to the number of shares multiplied by the difference, if any, between the exercise price of the option and our closing share price on the TSX on the date of the change of control, provided that if the closing share price on the date of the change of control is not higher than the exercise price of the option then the Board may cancel that option without any payment.

2019 Executive Performance

Dawn L. Farrell, President and Chief Executive Officer

As President and CEO, Mrs. Farrell is responsible for the overall performance of the Company, and her exceptional leadership has allowed TransAlta to successfully continue its transition away from coal and into a renewables portfolio. Her annual bonus is entirely based on corporate scorecard results as we believe these results reflect her personal contributions to TransAlta’s success.

2019 compensation

Mrs. Farrell’s realized compensation in 2019, which includes the value of her 2017 LTIP grant, was 52% percent above target and 37% above 2018. Mrs. Farrell’s short-term and long-term incentive compensation package is entirely based on corporate scorecard results and share price performance. However, we continue to assess individual performance and believe Mrs. Farrell’s leadership and strategy execution in 2019 are wholly and accurately captured in the results TransAlta delivered.

	2017 (realized)	2018 (realized)	2019 (target)	2019 (realized)	2020 (target)
Base salary	$1,000,000	$1,000,000	$1,000,000	$1,000,000	$1,000,000
AIC	$1,710,000	$1,570,000	$1,000,000	$1,500,000	$1,000,000
Long-term incentive
• PSUs	$1,116,122	$1,534,345	$1,210,000	$3,097,200	$1,540,000
• RSUs	$569,450	$536,487	$550,000	$804,465	$700,000
• Stock options (1)	n/a	n/a	$440,000	n/a	$560,000
Perquisites/Auto Allowance	$70,000	$70,000	$70,000	$70,000	$70,000
Total direct compensation	$4,465,572	$4,710,832	$4,270,000	$6,471,665	$4,870,000

(1)             The 2017 stock option grant became exercisable on March 7, 2020. Mrs. Farrell has not exercised the 2016 stock option grant that became exercisable in 2019.

Mrs. Farrell is a TransAlta Shareholder and meets her share ownership requirements of five times her base salary (see page 100 for details).

Todd Stack, Chief Financial Officer

In May 2019, Mr. Stack was promoted to Chief Financial Officer.

2019 compensation

The illustration on the right provides a representative breakdown of Mr. Stack’s compensation going forward.

	2019 (Target)	2019 (Realized)	2020 (Target)
Base salary (1)	$361,310	$361,310	$425,000
AIC	$252,917	$330,413	$297,500
Long-term incentive
• PSUs	$99,999	$255,964	$309,375
• RSUs	$50,003	$73,138	$140,625
• Stock options	n/a	n/a	$112,500
Perquisites/Car Allowance	$20,062	$20,062	$26,000
Total direct compensation	$986,664	$1,040,887	$1,353,500

(1) Mr. Stack’s 2019 target and realized base salary is pro-rated from his effective date as Chief Financial Officer on May 16, 2019.

Mr. Stack is a TransAlta Shareholder and is on track to meet his share ownership requirements of three times his base salary (see page 100 for details).

John H. Kousinioris, Chief Operating Officer

2019 compensation

Mr. Kousinioris’ realized compensation in 2019, which includes the value of his 2017 LTIP grant, was 15% above target and 39% above 2018. Mr. Kousinioris received a base salary increase in July 2019 to reflect the increase in his scope and responsibilities within the organization as he transitioned from Chief Growth Officer to Chief Operating Officer. In 2020, Mr. Kousinioris will receive an increase to his LTIP target from 150% to 200%.

	2017 (Realized)	2018 (Realized)	2019 (Target)	2019 (Realized)	2020 (Target)
Base salary	$500,000	$531,250	$575,000	$597,656	$625,000
AIC	$623,875	$565,129	$402,500	$647,207	$468,750
Long-term incentive(1)
• PSUs	$317,083	$435,422	$343,752	$879,888	$601,562
• RSUs	$161,773	$152,248	$156,252	$228,544	$273,437
• Stock options(2)	n/a	n/a	$557,822	n/a	$218,750
Perquisites/Auto Allowance	$26,000	$26,000	$26,000	$26,000	$26,000
Total direct compensation	$1,628,731	$1,710,049	$2,061,326	$2,379,295	$2,213,500

(1)     Mr. Kousinioris’ LTIP target increased from 125% in 2018, to 150% in 2019 to reflect the increase in his scope and responsibilities. Upon his promotion to Chief Operating Officer in July 2019, his LTIP target increased to 200% for 2020.

(2)     The 2017 stock option grant became exercisable on March 7, 2020.  Mr. Kousinioris has not exercised the 2016 stock option grant that became exercisable in 2019.

Mr. Kousinioris is a TransAlta Shareholder and is on track to meet his share ownership requirements of three times his base salary (see page 100 for details).

Brett M. Gellner, Chief Development Officer

2019 compensation

Mr. Gellner’s realized compensation in 2019, which includes the value of his 2017 LTIP grant, was 11% above target and 24% above 2017. In 2019, Mr. Gellner’s title changed from Chief Strategy & Investment Officer to Chief Development Officer to further reflect the scope of his role.

	2017 (Realized)	2018 (Realized)	2019 (Target)	2019 (realized)	2020 (Target)
Base salary(1)	$500,000	$715,833	$550,000	$550,000	$550,000
AIC	$558,250	$554,622	$385,000	$577,500	$385,000
Long-term incentive
• PSUs	$467,277	$654,774	$481,248	$1,231,832	$529,375
• RSUs	$238,407	$228,939	$218,747	$319,953	$240,625
• Stock options(2)	n/a	n/a	$780,956	n/a	$192,500
Perquisites/ Auto Allowance	$26,000	$26,000	$26,000	$26,000	$26,000
Total direct compensation	$1,789,934	$2,180,168	$2,441,950	$2,705,285	$1,923,500

(1)    Mr. Gellner’s 2018 base pay includes $195,000 in acting pay for his role as Interim CFO between May 1, 2018 and November 15, 2018, in addition to his base salary earnings of $520,833.

(2)    The 2017 stock option grant became exercisable on March 7, 2020. Mr. Gellner has not exercised the 2016 stock option grant that became exercisable in 2019.

Mr. Gellner is a TransAlta Shareholder and meets his share ownership requirements of three times his base salary (see page 100 for details).

Dawn E. de Lima, Chief Shared Services Officer

2019 compensation

Mrs. de Lima’s realized compensation in 2019, which includes the value of her 2017 LTIP grant, was 34% above target and 12% above 2018. In 2019, Mrs. de Lima’s title changed from Chief Business & Operational Services to Chief Shared Services Officer. Mrs. de Lima’s LTIP target increased from 125% to 150% in 2018 and remained unchanged in 2019.

	2017 (Realized)	2018 (Realized)	2019 (Target)	2019 (Realized)	2020 (Target)
Base salary	$425,000	$439,583	$460,000	$460,000	$460,000
AIC	$511,700	$468,101	$322,000	$483,000	$322,000
Long-term incentive
• PSUs	$200,259	$366,673	$292,190	$747,907	$379,500
• RSUs	$102,173	$128,208	$132,813	$194,260	$172,500
• Stock options(1)	n/a	n/a	$474,150	n/a	$138,000
Perquisites/Auto Allowance	$26,000	$26,000	$26,000	$26,000	$26,000
Total direct compensation	$1,265,132	$1,428,565	$1,707,152	$1,911,167	$1,498,000

(1)             The 2017 stock option grant became exercisable on March 7, 2020. Mrs. de Lima has not exercised the 2016 stock option grant that became exercisable in 2019.

Mrs. de Lima is a TransAlta Shareholder and is on track to meet her share ownership requirements of three times her base salary (see page 100 for details).

2019 CEO Realized Pay Analysis

The CEO look-back table below compares Mrs. Farrell’s target compensation for the last five years to her compensation as reported in the Summary Compensation Table, as well as the average realized value, highlighting the at-risk nature of her incentive compensation.

	Target Compensation(1)	Compensation as reported in the Summary Compensation Table(2)	Realized Compensation(3)
2019	$4,870,000	$6,760,014	$6,471,665
2018	$4,270,000	$6,175,614	$4,710,832
2017	$4,200,000	$6,518,416	$4,465,572
2016	$3,653,000	$7,389,778	$4,432,160
2015	$3,965,000	$4,515,675	$2,220,077

(1)             Target compensation includes base pay, AIC at target performance, grant value of LTIP awards, and perquisites.

(2)             Compensation as reported in the Summary Compensation Table includes base pay, AIC paid, grant value of LTIP awards, pension and perquisites.

(3)             Realized compensation includes base pay, AIC paid, payouts of LTIP awards and perquisites, and any special awards.

The following graph shows how Mrs. Farrell’s compensation compares to companies in our comparator group (see page 97), by three-year TSR and three-year average realized pay. As shown by TransAlta’s positioning in the shaded box, there is a strong alignment between pay and performance.

Realized compensation includes the three-year average of base pay, AIC paid, payouts of LTIP awards, perquisites, and any special awards. We used 2017-2019 compensation figures for TransAlta and 2016-2018 compensation data for the other companies in our comparator group, as disclosed publicly in their proxy circulars.

2019 Share Performance & Executive Pay

The HRC and the Board are confident that the CEO and her Executive team will successfully lead the Company in delivering on its long-term strategy and generating sustainable value for TransAlta and its Shareholders.

The graph and table below show the total return of $100 invested in TransAlta common shares on December 31, 2014, and assumes reinvestment of dividends, compared to a similar investment in the S&P/TSX Composite Index over the same period. Also included are the average annual total compensation levels for the NEOs (as reported in the Summary Compensation Table in prior years and the amount that was realized). Although TransAlta’s share price dipped at the end of 2018, it made a quick recovery and realized growth over 2019, closing at $9.28 on the S&P/TSX Composite Index on December 31, 2019. TransAlta’s executive compensation is aligned with share price performance as evidenced by the 5-year look-back below:

(at December 31)	2014	2015	2016	2017	2018	2019
TransAlta	$100	$97	$143	$142	$119	$191
S&P/TSX Composite Index	$100	$92	$111	$122	$111	$136
Annual average of NEO compensation as reported in the Summary Compensation Table	$2,316,784	$2,164,943	$3,226,066	$3,032,575	$2,838,115	$3,087,896
Annual average of NEO realized compensation	$1,185,166	$1,144,728	$2,071,386	$2,121,671	$2,146,568	$2,901,660

NEOs:

2015: Dawn Farrell, Donald Tremblay, Brett Gellner, John Kousinioris and Wayne Collins.

2016: Dawn Farrell, Donald Tremblay, Brett Gellner, John Kousinioris and Wayne Collins.

2017: Dawn Farrell, Donald Tremblay, Brett Gellner, John Kousinioris and Dawn de Lima.

2018: Dawn Farrell, Donald Tremblay, Christophe Dehout, Brett Gellner, John Kousinioris and Wayne Collins.

2019: Dawn Farrell, Todd Stack, Christophe Dehout, John Kousinioris, Brett Gellner and Dawn de Lima.

COMPENSATION GOVERNANCE

The Board believes that our executive compensation program does not raise TransAlta’s risk profile based on an annual risk review conducted by the HRC. We are committed to good compensation governance which promotes the long-term interests of Shareholders. The Board has delegated governance of the Company’s human resource policies and practices to the HRC.

Compensation Governance & Risk Management

The following table highlights our governance and risk management best practices:

What we do	Risk Mitigation	Pay for Performance	Effective Oversight	Shareholder Alignment	Attract & Retain
Maintain a pay-for-performance philosophy in which the majority of executive compensation is “at risk” and based on performance against pre-defined metrics that reflect our strategic priorities		✓		✓	✓
Incorporate risk management principles into all decision-making processes and ensure our compensation programs do not encourage inappropriate or excessive risk-taking	✓		✓	✓

Expenditure authority limits are established for different levels in the organization and any expenditures, new investment programs or projects to be undertaken must be reviewed by a four-member investment committee

	✓		✓

Clawback policy — allows the Board to recoup all variable compensation awarded to an Executive if:

•                  the payment was based on achieving certain financial results that were subsequently the subject of a restatement of TransAlta’s financial statements filed with securities regulatory authorities;

•                  the Executive engaged in gross negligence, intentional misconduct or fraud that caused, or partly caused, the need for a restatement; and

•                  the incentive compensation would have been lower had the financial results been properly reported.

	✓			✓	✓

Anti-hedging policy — prohibits Executives and Directors from speculative trading in our shares. Insiders are prohibited from:

•                  directly or indirectly short selling securities of TransAlta or any of its affiliates where they do not own the underlying security;

•                  directly or indirectly selling a call or buying a put on our securities or any securities of our affiliates; and

•                  purchasing financial instruments or engaging in a monetization transaction or other hedging procedure designed to reduce or offset a decrease in the market value of TransAlta securities held by an insider, either directly or indirectly.

	✓			✓	✓
Maintain a Human Resources Committee of independent directors that have the necessary skills, knowledge and experience to carry out its responsibilities effectively	✓		✓		✓
Require the Human Resources Committee to retain an independent advisor	✓		✓		✓
Performance factors and payouts under the AIC plan and PSU plan are capped at 200% to avoid excessive risk-taking	✓	✓	✓
Allow Executives to convert a portion of their annual bonus to deferred share units	✓	✓		✓
Annually review our executive compensation program to ensure continued regulatory compliance and alignment with Shareholder interests and sound risk management and governance principles	✓		✓
Targets for the annual and long-term incentive awards are set annually within our risk profile and provides sufficient incentive for our Executives to achieve the corporate objectives	✓	✓		✓
PSU awards have overlapping performance periods		✓		✓
Benchmark executive compensation and our incentive plans against peer companies similar to TransAlta			✓	✓	✓
We have codes of conduct for our employees, officers and directors to ensure we protect TransAlta’s assets and act ethically and responsibly in everything we do	✓		✓	✓	✓

Our insider trading policy and reporting guidelines restrict insiders and others who have a special relationship with TransAlta from trading our securities on material undisclosed information or during blackout periods. Insiders must pre-clear transactions before carrying out a trade in our securities

	✓		✓	✓

What we don’t do	Risk Mitigation	Pay for Performance	Effective Oversight	Shareholder Alignment	Attract & Retain
No payouts of incentive awards when performance is below threshold		✓	✓	✓
No guaranteed increases in compensation in executive employment agreements	✓	✓		✓
No re-pricing, backdating or exchanges of stock options or other long-term incentive awards	✓		✓	✓
No gross-up of executive compensation, including perquisites or incentive awards, to account for withholding of taxes	✓
No counting of PSUs or unvested or unexercised stock options toward share ownership requirements	✓			✓
No single-trigger change of control provisions in employment agreements	✓		✓	✓
No hedging of TransAlta securities	✓		✓	✓
No granting of loans to directors or Executives	✓		✓	✓
No granting of stock options to independent directors	✓		✓	✓

The risk review considers our major risks (equipment/maintenance, capital investments, long-term contracting, market competition and pricing, energy marketing, growth opportunities, construction and regulatory impact), as well as our compensation philosophy, pay mix, incentive plans and performance measures, stock-based compensation and our share ownership requirements. The mix of these items, their overall balance and the caps embedded in our incentive plans are also part of the review.

All members of the HRC are independent and average tenure is less than 5 years. The skills and experience of HRC members are noted below:

Key skills and experience	Number of committee members with specific skills or experience
Human resources / Executive compensation	3 of 5
Regulatory/Compliance	1 of 5
Electric energy/Utility	3 of 5
Environment/Climate Change	3 of 5
Accounting, Finance and Tax	3 of 5
M&A/Organizational Change	2 of 5
Engineering and Technical	2 of 5
Risk Management	1 of 5
Government Affairs	1 of 5
Technology/Telecommunications	1 of 5
International Operations	1 of 5

Independent Advice

The HRC retains an external advisor to provide independent advice regarding TransAlta’s compensation strategy and program, and to advise on all matters related to executive compensation. The HRC considers the following factors in evaluating the independence of an advisor:

•                  any business or personal relationship between a member of the HRC or TransAlta’s Executive team and the advisor

•                  the scope, if any, of other services provided by the advisor to TransAlta

•                  the policies and procedures of the advisor that are designed to prevent conflicts of interest

The HRC confirms the independence of its advisor every year, and reviews whether the work provided raises any conflicts of interest. The Board of Directors and the HRC pre-approve any services performed by the advisor and any affiliates for the Company. From time to time, Management has retained Mercer since 2019 on a fee-for-service basis for executive compensation work. Management has retained Aon Hewitt since 2007 as its primary actuary and advisor on our pension plans. Management approves Mercer’s and Aon Hewitt’s fees.

The table below shows the fees, in Canadian dollars, paid in 2018 and 2019 to the Company’s independent external compensation advisors, Willis Towers Watson (in 2018), Farient Advisors LLC (“Farient”) in 2018 and 2019, and Mercer for executive compensation-related work in 2019. Fees paid to Aon Hewitt for pension-related work are also included below.

	2019	2018
Executive compensation-related fees
Willis Towers Watson	—	$28,367
Farient (1)	$548,809	$473,219
Mercer	$82,342	—
All other fees (pension)(2)	$150,116	$204,363
Total	$781,267	$705,949

(1)             Mid-year in 2018, the HRC changed its compensation advisor and retained Farient, an external executive compensation advisor, to provide independent advice.

(2)             In addition to the amounts above, Aon Hewitt received $165,120 USD in 2019 and $150,859 USD in 2018 for pension services provided to our U.S subsidiaries.

Benchmarking Executive Compensation

Target compensation is set at the 50th percentile of an industry comparator group using market data collected by external independent consulting firms. The data includes a cross-section of Canadian and U.S. companies in the energy industry that have a similar business model, revenue size, and companies with which we compete with for executive talent.

The HRC reviews the compensation data to determine the competitiveness of base pay, incentive pay and plan design, and overall compensation levels relative to our compensation strategy. The HRC also considers the competitiveness of the Calgary market for executive talent.

Total compensation is benchmarked to similar roles in the comparator group and total target compensation is set within a competitive range (+/-20%) of the median of the group. For U.S. companies, we assume a nominal exchange rate to remove the effects of exchange rate fluctuations.

In July 2019, the HRC approved:

•                  The removal of the following peers: Husky Energy, Vermillion Energy, Obsidian Energy Ltd., Cenovus Energy Inc., Cameco, AES Corporation, NRG Energy Inc., and SCANA Corporation

•                  The addition to the peer group of the following peers due to close alignment with TransAlta’s business model and size: PNM Resources Inc., Clearway Energy Inc., Avista Corporation, and Innergex Renewable Energy Inc.

TransAlta’s 2019 executive compensation comparator group includes:

Canadian-Based Companies (Weighted 75%)	U.S.-Based Companies (Weighted 25%)
Algonquin Pwr & Utilities Corp.	Alliant Energy Corp.
AltaGas Ltd.	Avista Corp.
ATCO Group	Black Hills Corp.
Brookfield Renewable Energy	Clearway Energy Inc.
Capital Power Corp.	OGE Energy Corp.
Emera Inc.	Pinnacle West Capital Corp.
Encana Corp.	PNM Resources Inc.
Fortis Inc.	Portland General Electric
Inter Pipeline Ltd.
Keyera Corp.
Northland Power Inc.
Pembina Pipeline Corp.
Innergex Renewable Energy

The peers above align with TransAlta’s revenue size, industry and business model. Companies that TransAlta competes with for talent were also considered in the review process:

Disciplined Decision-making Process

Compensation program design and decision-making involves senior management, the HRC and the Board with the benefit of advice from the Board’s external independent compensation advisor.

Reviews and analyzes current compensation strategy	Reviews management’s recommendations	Considers recommendations from the HRC, its advisors and management
Reviews input from the HRC’s independent compensation advisor	Considers comparative data, benchmarking and the advice of its independent compensation advisor	Considers corporate objectives and strategy
Reviews peer corporation compensation strategies and provides recommendations to the HRC	Reviews the design and metrics for the short and long-term incentive plans to make sure they align with strategic priorities	Reviews the current market conditions

Reviews stress testing and back testing of the factors that make up the annual corporate budget and different scenarios under the incentive plans to make sure the targets and any proposed changes result in the intended outcomes

Reviews Company performance and makes its final decisions regarding the CEO’s compensation and all equity-compensation awards
Evaluates business and management’s performance at the end of the year and makes compensation recommendations to the Board

Exercises discretion sparingly and in extraordinary circumstances where unforeseen circumstances cause formula-driven compensation decisions to be inappropriate, including: one-time circumstances out of management’s control, such as major regulatory changes; changes to the strategic direction of the Company; and unanticipated and exceptional impacts to the peer group that, in turn, affect the calculation of comparative results

NEO Share Ownership

We believe Executives and Board members should have a meaningful equity stake in the Company to align their long-term interests with those of our Shareholders. In 2019:

•                  The share ownership requirements for NEOs, not including the CEO, increased from 2x multiple of base pay in 2018 to 3x in 2019, which is competitive with TransAlta’s peer group and a leading indicator against TransAlta’s Canadian peer group median of 2x. The intent of the change is to position TransAlta as an industry leader within its peer group. The CEO’s requirement remained at 5x multiple of base pay.

•                  Upon increasing the ownership requirements, the five-year limit was amended to provide NEOs with the opportunity to adjust to the more robust guidelines. The current compensation structure allows for NEOs to be in compliance within a reasonable period of time. However, NEOs are not permitted to sell their holdings until they are in compliance with the policy, further encouraging a timely meeting of their ownership requirements.

The Board and the HRC will consider all relevant factors and take an appropriate course of action to uphold the efficacy of the guideline. The HRC reviews our share ownership requirements annually to make sure they are consistent with market practice.

Ownership requirements vary by level, and NEOs and other Executives must meet the required level of share ownership within a reasonable period of time. PSUs and stock options are not counted towards meeting the guidelines of equity ownership.

The following table shows the share ownership for each NEO, using the 20-day volume-weighted average closing share price (“VWAP”) of $9.01 as at December 31, 2019:

	Ownership requirement (multiple of base pay)		Number of equity securities required	Current holdings	Value of current holdings	Current multiple of holdings		Compliance with policy	Hold period after leaving TransAlta
Dawn Farrell President and CEO	5	x	554,868	895,307	$8,066,716	8.07	x	Yes	1 year
Todd Stack Chief Financial Officer	3	x	141,491	48,476	$436,769	1.03	x	On Track(1)	—
John Kousinioris Chief Operating Officer	3	x	208,075	170,124	$1,532,817	2.45	x	On Track(1)	—
Brett Gellner Chief Development Officer	3	x	183,106	188,128	$1,695,033	3.08	x	Yes	—
Dawn de Lima Chief Shared Services	3	x	153,143	104,216	$938,986	2.04	x	On Track(1)	—

(1)             On track to meet guidelines within a reasonable time frame given LTIP grant target levels and share divestment restrictions.

2019 EXECUTIVE COMPENSATION DETAILS

Summary Compensation Table

The table below sets out the annual compensation received by our NEOs for our financial years ending December 31, 2019, 2018 and 2017:

	Year	Salary	Share Based Awards(1)	Option- Based Awards	Non-equity incentive plans	Pension Value	All other compensation	Total Compensation
Dawn L. Farrell	2019	$1,000,000	$2,240,000	$560,000	$1,500,000	$1,375,300	$84,714	$6,760,014
President and Chief Executive Officer	2018	$1,000,000	$1,760,000	$440,000	$1,570,000	$1,320,900	$84,714	$6,175,614
	2017	$1,000,000	$1,760,000	$440,000	$1,710,000	$1,525,800	$82,616	$6,518,416
Todd Stack(2)	2019	$361,310	$387,423	$219,945	$330,413	$24,263	$20,062	$1,343,416
Chief Financial Officer	2018	—	—	—	—	—	—	—
	2017	—	—	—	—	—	—	—
Christophe Dehout(3)	2019	$168,750	$460,000	$115,000	$118,125	$17,615	$1,436,447	$2,315,937
Former Chief Financial Officer	2018	$61,442	$0	$0	$65,428	$1,875	$339,685	$468,430
	2017	—	—	—	—	—	—	—
John H. Kousinioris(4)	2019	$597,656	$833,041	$172,500	$647,207	$485,300	$32,147	$2,769,851
Chief Operating Officer	2018	$531,250	$500,000	$125,000	$565,129	$467,900	$32,147	$2,221,426
	2017	$500,000	$500,000	$125,000	$623,875	$383,800	$31,123	$2,163,798
Brett M. Gellner(5)	2019	$550,000	$907,500	$192,500	$577,500	$378,300	$26,000	$2,631,800
Chief Development Officer	2018	$715,833	$700,000	$175,000	$554,622	$504,900	$26,000	$2,676,355
	2017	$500,000	$700,000	$175,000	$558,250	$494,800	$26,000	$2,454,050
Dawn E. de Lima	2019	$460,000	$552,000	$138,000	$483,000	$282,300	$26,000	$1,941,300
Chief Shared Services Officer	2018	$439,583	$425,000	$106,250	$468,101	$435,900	$26,000	$1,900,834
	2017	$425,000	$425,000	$106,250	$511,700	$448,800	$26,000	$1,942,750

(1)                The ‘Share Based Awards’ for Mr. Stack, Mr. Gellner, and Mr. Kousinioris include the RSU awards provided in 2019 for their contributions to the success of the Brookfield investment. Each Executive was awarded 15%, 25% and 25% of their base salaries in RSUs, respectively.

(2)                Mr. Stack’s salary is reflective of his salary earned as Managing Director & Corporate Controller and Chief Financial Officer in 2019.

(3)                Mr. Dehout forfeited his option-based awards upon his departure from TransAlta in May 2019. In addition to car and perquisite allowances, his ‘All other Compensation’ includes his severance payment of $1,312,875, $20,000 outplacement, and $87,575 for the pro-rated payment of his PSUs and RSUs . Please refer to page 107 for details regarding termination payments.

(4)                Mr. Kousinioris’ salary is reflective of his salary earned as Chief Growth Officer and Chief Operating Officer in 2019.

(5)                Mr. Gellner’s base salary in 2018 includes his acting pay of $195,000 for his role as interim CFO between May 1, 2018 and November 15, 2018.

Definitions & Considerations

Salary Increases

•                  2019: Mr. Kousinioris’ salary increased from $575,000 to $625,000 upon his promotion to Chief Operating Officer. Mr. Stack also realized a salary increase to $425,000 upon his promotion to Chief Financial Officer.

•                  2018: Mr. Kousinioris’ salary increased from $500,000 to $575,000, Mr. Gellner’s salary increased from $500,000 to $550,000, and Mrs. de Lima’s salary increased from $425,000 to $460,000.

•                  2017: No salary increases provided.

Note that the total compensation of our 2019 NEOs represents 0.76% of our 2019 revenue.

Share-based Awards

Total grant date fair value of units awarded under the long-term incentive plan.

•                  2019: Grants made on January 1, 2019 using the $5.59 closing share price of our shares on the TSX on the last trading day before the grant date.

•                  2018: Grants made on January 1, 2018 using the $7.45 closing share price of our shares on the TSX on the last trading day before the grant date.

•                  2017: Grants made on March 7, 2017 using the $7.25 closing share price of our shares on the TSX on the last trading day before the grant date.

This method of determining the award value has been used as it represents the dollar value approved by the HRC or the Board, as applicable.

Option-based Awards

Total grant date fair value of stock options granted under the long-term incentive plan. To align with best case market practice, we use the Black-Scholes method to value option awards and determine the number of options to be granted. The table below shows the assumptions used to calculate the fair value of the 2019, 2018 and 2017 awards:

	Grant date	Grant price	Risk-free rate	Dividend yield	Value per option	Option value as (%) of Grant Price(1)
2019	01-Jan-19	$5.59	1.90%	2.86%	$1.19	21%
2018	01-Jan-18	$7.45	1.94%	2.15%	$1.79	24%
2017	07-Mar-17	$7.25	1.38%	2.21%	$1.62	22%

(1)             If the calculated option value is below 12% of our common share price at the time of grant, we will use a fixed option value of 12% of the common share price. This feature is to ensure we do not grant an inappropriate number of options during a period of extreme share price volatility.

Non-equity incentive plans

Cash bonuses for annual performance represent payments made under the AIC program.

Pension value

Sum of the compensatory amounts related to the defined contribution pension plan and supplemental pension plan.

All other compensation

Amounts are for car allowances and annual perquisite allowances. These amounts also include the cost of additional life insurance over and above the Company’s standard benefits package. In 2019, the amount was $15,062 for Mr. Stack. In 2018 and 2019, the insurance amounts were $14,714 for Mrs. Farrell and $6,147 for Mr. Kousinioris. In 2017, the amounts were $12,616 for Mrs. Farrell, and $5,123 for Mr. Kousinioris.

Incentive Plan Awards

Outstanding Option and Share Awards

The table below shows all outstanding equity-based compensation granted to the NEOs as at December 31, 2019:

	Date		Option-Based Awards				Share-Based Awards
Named			# of Securities underlying unexercised	Option Exercise	Option Expiration	Value of unexercised in-the- money	Number of shares or units of shares that have not vested (2)		Market or payout value of shares that have not vested (3)		Market or payout value of vested shares that have not yet been
Executive	Grant	Vest	options	Price	Date	Options (1)	PSUs	RSUs	PSUs	RSUs	paid out
Dawn Farrell	01/01/2019	01/01/2022	471,307	$5.59	01/012026	$1,739,123	280,440	127,473	$2,602,483	$1,182,949	$0
	01/01/2018	01/01/2021	246,338	$7.45	01/01/2025	$450,799	169,407	77,003	$1,572,097	$714,588	$0
	03/07/2017	03/07/2020	270,833	$7.25	03/07/2024	$549,791	176,806	80,366	$1,640,760	$745,796	$0
	02/23/2016	02/23/2019	395,628	$5.93	02/23/2023	$1,325,354	—	—	—	—	—
Total			1,384,106			$4,065,067	626,653	284,842	$5,815,340	2,643,333	$0
Todd Stack	08/13/2019	08/13/2022	—	—	—	—	—	7,514	—	$69,730	$0
	05/21/2019	05/21/2022	24,994	$8.80	05/21/2022	$11,997	14,010	5,094	$130,013	$47,272	$0
	01/01/2019	01/01/2022	—	—	—	—	18,484	9,242	$171,532	$85,766	$0
	01/01/2018	01/01/2021	—	—	—	—	14,001	7,000	$129,929	$64,960	$0
	03/07/2017	03/07/2020	—	—	—	—	14,612	7,306	$135,599	$67,800	$0
Total			24,994			$11,997	61,107	36,156	$567,073	$335,528	$0
John Kousinioris	08/13/2019	08/13/2022	—	—	—	—	—	16,944	—	$157,240	$0
	01/01/2019	01/01/2022	145,180	$5.59	01/01/2026	$535,713	86,386	39,266	$801,659	$364,388	$0
	01/01/2018	01/01/2021	69,982	$7.45	01/01/2025	$128,067	48,127	21,876	$446,619	$203,009	$0
	03/07/2017	03/07/2020	76,941	$7.25	03/07/2024	$156,190	50,229	22,832	$466,126	$211,881	$0
	02/23/2016	02/23/2019	112,273	$5.93	02/23/2023	$376,115	—	—	—	—	—
Total			404,376			$1,196,085	184,742	100,918	$1,714,403	$936,518	$0
Brett Gellner	08/13/2019	08/13/2022	—	—	—	—	—	16,208	—	$150,410	$0
	01/01/2019	01/01/2022	162,012	$5.59	01/01/2026	$597,824	96,401	43,819	$894,601	$406,640	$0
	01/01/2018	01/01/2021	97,975	$7.45	01/01/2025	$179,294	67,378	30,626	$625,268	$284,209	$0
	03/07/2017	03/07/2020	107,718	$7.25	03/07/2024	$218,668	70,320	31,963	$652,570	$296,617	$0
	02/23/2016	02/23/2019	168,831	$5.93	02/23/2023	$565,584	—	—	—	—	—
Total			536,536			$1,561,370	234,099	122,616	$2,172,439	$1,137,876	$0
Dawn de Lima	01/01/2019	01/01/2022	116,144	$5.59	01/01/2026	$428,570	69,108	31,413	$641,327	$291,513	$0
	01/01/2018	01/01/2021	59,485	$7.45	01/01/2025	$108,858	40,908	18,595	$379,626	$172,562	$0
	03/07/2017	03/07/2020	65,400	$7.25	03/07/2024	$132,762	42,695	19,407	$396,210	$180,097	$0
	02/23/2016	02/23/2019	94,546	$5.93	02/23/2023	$316,729	—	—	—	—	—
Total			335,575			$986,919	152,711	69,415	$1,417,163	$644,172	$0
Total			2,685,586			$7,821,438	1,259,312	613,947	$11,686,419	$5,697,427	$0

(1)                 The value of unexercised in-the-money options equals the difference between the closing price of our common shares on the TSX on December 31, 2019 ($9.28) and the option exercise price multiplied by the number of outstanding vested and unvested stock options.

(2)                 The number of RSUs and PSUs outstanding, including dividend equivalents, as of December 31, 2019.

(3)                 Calculated using $9.28, the closing price of our common shares on the TSX on December 31, 2019. PSUs granted in 2018 and 2019 assume a performance factor of 100%. The values for PSUs granted in 2017 reflect a PSU performance factor of 175%.

Value Vested During the Year

The table below includes the amount of variable compensation that vested and was paid in 2019, including payments the CEO and NEOs received in 2019 as a result of vested 2016 PSUs and RSUs, and cash bonuses on March 15, 2019 for the 2018 performance year:

		Share-based awards
	Option-based awards	PSUs	RSUs	Non-equity incentive plans
Dawn Farrell	$0	$1,534,345	$536,487	$1,570,000
Todd Stack	$0	$174,609	$61,049	$123,943
Christophe Dehout (1)	$0	$60,206	$27,366	$65,428
John Kousinioris	$0	$435,422	$152,248	$565,129
Brett Gellner	$0	$654,774	$228,939	$554,622
Dawn de Lima	$0	$366,673	$128,208	$468,101

(1)             Mr. Dehout’s 2019 PSUs and RSUs were paid out on a pro-rata basis upon his termination on May 15, 2019.

PSUs granted on January 1, 2016 vested on January 1, 2019 and paid out at 114% of their grant value.  Amounts under non-equity incentive plans include the AIC under the AIC plan.

Total Value of Equity Holdings at Year-End

	Shares	RSUs	DSUs	Total
Dawn Farrell	$1,730,872	$2,645,658	$3,781,334	$8,157,864
Todd Stack	$52,382	$324,393	$60,050	$436,825
John Kousinioris	$627,600	$905,414	$0	$1,533,014
Brett Gellner	$595,169	$1,100,082	$0	$1,695,251
Dawn de Lima	$206,500	$622,761	$109,846	$939,107

We valued the equity holdings using $9.01 per common share, the 20-day VWAP of our common shares on the TSX for the 20 days ending the trading day before December 31, 2019. RSU values include unvested RSUs and vested RSUs that have not yet been paid. All RSUs and DSUs include additional units received as dividend equivalents according to the terms of the plan. PSUs and stock options are not included as part of the total value of equity holdings as neither incentive vehicle is used towards meeting share ownership guidelines.

Equity Compensation Plan Information

The HRC approves stock option awards. Options may be granted to employees in Canada and the U.S. and are priced according to the provisions of the Stock Option Plan in the currency where the employee resides. The total number of options that can be issued under the plan cannot be higher than the maximum number of shares allocated under the plan, which is currently set at 13,000,000. As discussed under “Business of the Meeting -  Stock Option Plan Amendments to Increase the Number of Options Available for Issuance” elsewhere in the Circular, on March 3, 2020, the Board approved an increase in the number of common shares reserved for issuance under the Option Plan to 16,500,000, subject to TSX approval and Shareholder approval at the Meeting.

At December 31, 2019, there were 3,764,742 options outstanding under the Option Plan for both Canadian and U.S. participants and 1,326,392 of which were exercisable:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities included in first column)
Equity compensation plans approved by security holders Stock Option Plan	3.76 million	$8.21	1.58 million

The table below provides details on TransAlta’s burn rate as it pertains to the Stock Option Plan over the past three years:

	As of December 31, 2019	As of December 31, 2018	As of December 31, 2017
Number of options granted in the applicable year	1,243,744	691,481	760,239
Weighted average number of shares outstanding	282,753,360	286,928,917	288,000,000
Burn rate	0.44%	0.24%	0.26%

TransAlta’s option dilution was 1.33% at December 31,2019, representing all stock options granted but not exercised expressed as a percentage of the weighted average number of TransAlta shares outstanding.

Retirement Plans, Benefits & Life Insurance

Retirement Plans

All employees, including NEOs and Executives, participate in a defined contribution plan (“DC plan”) registered under the Income Tax Act (Canada) and the Employment Pension Plans Act (Alberta).

NEOs and Executives hired before January 1, 2016 also participate in a supplemental pension plan (“SPP”), which is a defined benefit, non-registered plan. Those hired after January 1, 2016 participate in a defined contribution (“DC SPP”), non-registered SPP.

Defined Contribution Plan

We contribute 5% of employees’ pensionable earnings, defined as 100% of base pay and AIC, to the plan. Contributions are deposited to participants’ accounts and invested according to their instructions.

Participants are eligible to retire after age 55. They must transfer their account balance (contributions and investment earnings) to an annuity or a life income fund to receive their retirement payments. If a participant retires from TransAlta but does not want to receive their retirement income yet, or if a participant leaves the Company before turning 55, they can transfer their account balance to a personal, locked-in account.

In 2019, the maximum annual contribution under the plan was $24,507 (i.e., 90% of the $27,230 maximum allowed by the Canada Revenue Agency). The table below shows the accumulated value of contributions to each NEO’s DC plan as at December 31, 2019:

	Accumulated value at start of year ($)	Compensatory ($)	Non-compensatory ($)	Accumulated value at end of year ($)
Dawn Farrell	377,672	12,254	70,479	460,404
Todd Stack	761,595	24,263	160,999	946,857
Christophe Dehout	1,914	17,615	1,273	20,802
John Kousinioris	165,089	12,254	46,393	223,736
Brett Gellner	330,885	12,254	60,955	404,094
Dawn de Lima	401,010	12,254	70,878	484,142

Supplemental Pension Plan

We fund a non-contributory SPP for NEOs and other Executives to provide benefits above the registered pension contribution limits set out under the Income Tax Act (Canada).

For NEOs and other Executives hired before January 1, 2016, the SPP provides a defined benefit pension of 2% of the final average pensionable earnings (base pay and AIC) in excess of the average DC plan pensionable earnings limit for each year of credited service. Final average pensionable earnings are calculated as the executive’s highest five consecutive year average within the last 10 years, including the annual bonus (no cap).

For NEOs and other Executives hired on January 1, 2016 or later, the DC SPP provides a defined contribution pension of an additional 5% on the portion of the Executive’s pensionable earnings (base pay and AIC) that is above the maximum allowed under the registered DC plan.

Participants are eligible to retire after they turn 55 and complete two years of service, but the SPP amount they receive is based on several factors:

•                  They receive their full monthly pension if they retire after they turn 60 or their total years of service plus age equal 85 or more.

•                  Their monthly pension is reduced by 5/12 of 1% for each month that their retirement date precedes their unreduced retirement date.

•                  Pension payments are increased by 2% per year every January 1 after a participant becomes eligible for an unreduced pension. The first increase is prorated based on the number of months since the member reached the eligibility date, or the number of months the member has been retired, if less.

A participant who leaves the Company before turning 55, but after completing two years of service, is eligible to receive a deferred SPP monthly pension.

SPP pensions are payable for life, with guaranteed payments for five years. If a participant dies after retiring but before the five-year mark, their beneficiary will receive the remaining pension in the guaranteed period. Participants can choose other terms for their pension, including a 10- or 15-year guarantee and joint and survivor benefits. U.S. taxpayers are required to receive a commuted value over a specific period according to section 409A of the U.S. Internal Revenue Code.

The table below shows the estimated value of the SPP for each NEO as of December 31, 2019 and our accrued obligation as of that date:

	Number of years credited service	Annual Benefits Payable ($)		Accrued obligation at start	Compensatory	Non-	Accrued obligation at year end
Name	(#)	At year end	At age 65	of year ($)	($)	compensatory ($)	($)
Dawn Farrell	12.42	596,000	844,000	10,530,000	1,363,000	1,738,000	13,631,000
John Kousinioris	7.08	127,000	303,000	1,710,000	473,000	396,000	2,579,000
Brett Gellner	11.33	198,000	351,000	2,893,000	366,000	624,000	3,883,000
Dawn de Lima	14.00	164,000	269,000	2,779,000	270,000	657,000	3,706,000

Values are based on the following assumptions:

•                  3.0% annual discount rate (to measure the accrued pension liability at December 31, 2019);

•                  3.0% salary increases before considering the limits on final average earnings;

•                  Retirement rates based on our pension plan experience; and

•                  2.5% increase in DC earnings limits (to determine final average pensionable earnings).

Benefits & Life Insurance

NEOs and other Executives participate in the same pension and benefits programs as our other employees. Life insurance, disability, medical and dental coverage are included in the benefits program.

•                  Employees allocate their annual benefits allowance to the different plan components based on their needs and can receive enhanced coverage by making contributions through payroll deductions. Flexible health benefits coverage is offered and employees elect coverage every two years.

•                  Basic life insurance covering 2x base salary is offered, with the option to elect for lower coverage levels. Optional life insurance is also offered for individuals, spouses, or dependents.

•                  The annual perquisite allowance is in lieu of additional benefits left to the discretion of the NEO and Executive as to how to utilize the funds. Automobile allowances are fixed and based on market practice:

	Auto Allowance ($)	Perquisite Allowance ($)
Dawn Farrell	20,000	50,000
Todd Stack	16,000	10,000
John Kousinioris	16,000	10,000
Brett Gellner	16,000	10,000
Dawn de Lima	16,000	10,000

Termination & Change of Control

In October 2016, we entered into new employment agreements with each NEO. The provisions remained the same for termination without cause and double trigger change of control, and provisions were added for retirement, death and permanent disability to align more closely with market practice.

All of the NEOs are subject to non-competition clauses in their agreements if they leave TransAlta. To protect our interests, they cannot promote, engage with, work for or invest in companies in Alberta that are in a similar business to ours for the severance period outlined in the table on the next page.

The table below sets out how each compensation element is treated if an NEO’s employment is terminated.

			Long-term incentive			Additional
Event	Salary	AIC	RSUs	PSUs	Stock options	pension value	Benefits
Resignation / Termination for cause	Ends on resignation date	Forfeited	Forfeited	Forfeited	Forfeited	None	None

Retirement	Ends on retirement date	Pro-rated to retirement date, payout based on actual performance	Vest as normal	Vest as normal, payout based on actual performance	Vest as normal, exercisable for up to earlier of 36 months or normal expiry	None	None

Death	Ends on date of death	Pro-rated to date of death, payout based on actual performance	Vest in full	Vest in full, payout based on actual performance	Vest in full, exercisable for one year or normal expiry, whichever comes first	None	As per TransAlta’s benefits plan

Termination without cause	18 months of base salary Mrs. Farrell: 24 months of base salary	Pro-rated to termination date, payout at target performance	Pro-rated to termination date Mrs. Farrell: vest in full per legacy provisions	Pro-rated to termination date, payout based on actual performance Mrs. Farrell: vest in full, payout at maximum per legacy provisions	Unvested options are forfeited, vested options are exercisable for 60 days or normal expiry, whichever comes first	Entitled to accrued pension benefits plus the value of service credits for the severance period	16% of base salary Mrs. Farrell: 22% of base salary

Double trigger change of control	24 months of base salary 18 months of base salary for Executives hired after January 1, 2016	Pro-rated to date of double trigger change of control, payout at target performance	Vest in full	Vest in full, payout based on actual performance Mrs. Farrell, Mrs. de Lima and Mr. Gellner payout at maximum per legacy provisions	Board discretion see below	Entitled to accrued pension benefits plus the value of service credits for the severance period	As per TransAlta’s benefits plan

About stock options under a change of control

Under the Stock Option Plan, if there is a change of control, the Board may:

•  Cause any or all outstanding options to vest and be exercisable (either in whole or in part, either immediately or before the date of the change of control);

•  Cancel any or all outstanding options in exchange for a substitute award; or

•  Cancel any or all outstanding options in exchange for a substitute award with a value equal to the number of shares multiplied by the difference, if any, between the exercise price of the option and our closing share price on the TSX on the date of the change of control, provided that if the closing share price on the date of the change of control is not higher than the exercise price of the option then the Board may cancel that option without any payment.

The table below shows the incremental amounts that would have been paid to each NEO if their employment had been terminated at December 31, 2019:

	Event	Severance Period (months)	Amount of Base Pay ($)	AIC (1) ($)	Benefits ($)	Additional Pension Value ($)	LTIP ($)	Other (2) ($)	Total ($)
Dawn Farrell	Resignation	—	—	—	—	—	—	—	—
	Retirement(3)	—	—	1,120,000	—	—	7,095,603	—	8,215,603
	Death	—	—	1,120,000	—	—	9,443,136	—	10,563,136
	Termination without Cause	24	2,000,000	3,000,000	440,000	2,826,000	14,274,032	950,000	23,490,032
	Double Trigger CoC	24	2,000,000	3,000,000	440,000	2,826,000	14,274,032	950,000	23,490,032
Todd Stack	Resignation	—	—	—	—	—	—	—	—
	Retirement	—	—	—	—	—	—	—	—
	Death	—	—	238,486	—	—	983,979	—	1,222,465
	Termination without Cause	18	637,500	743,750	102,000	69,063	630,125	—	2,145,250
	Double Trigger CoC	18	637,500	743,750	102,000	69,063	983,979	—	2,536,292
Christophe Dehout(4)	Resignation	—	—	—	—	—	—	—	—
	Retirement	—	—	—	—	—	—	—	—
	Death	—	—	—	—	—	—	—	—
	Termination without Cause	18	675,000	590,625	108,000	57,375	87,572	—	1,518,572
	Double Trigger CoC	—	—	—	—	—	—	—	—
John Kousinioris	Resignation	—	—	—	—	—	—	—	—
	Retirement	—	—	483,248	—	—	2,078,465	—	2,561,713
	Death	—	—	483,248	—	—	2,930,600	—	3,413,848
	Termination without Cause	18	937,500	1,171,875	150,000	839,000	2,078,465	370,000	5,546,840
	Double Trigger CoC	24	1,250,000	1,406,250	200,000	1,042,000	2,930,600	740,000	7,568,850
Brett Gellner	Resignation	—	—	—	—	—	—	—	—
	Retirement	—	—	431,200	—	—	2,745,394	—	3,176,594
	Death	—	—	431,200	—	—	3,701,862	—	4,133,062
	Termination without Cause	18	825,000	962,500	132,000	770,000	2,745,394	375,000	5,809,894
	Double Trigger CoC	24	1,100,000	1,155,000	176,000	965,000	2,770,577	500,000	6,666,577
Dawn de Lima(5)	Resignation	—	—	—	—	—	—	—
	Retirement	—	—	360,640	—	—	1,722,230	—	2,082,870
	Death	—	—	360,640	—	—	2,299,055	—	2,659,695
	Termination without Cause	18	690,000	805,000	110,400	824,000	1,722,230	150,000	4,301,630
	Double Trigger CoC	24	920,000	966,000	147,200	974,000	3,478,487	200,000	6,685,687

(1)     AIC’ includes amounts the NEO is entitled to for the 2019 performance year, as well as amounts for the duration of the severance period.

(2)     ‘Other’ includes legacy payments under previous long-term incentive plans according to the terms of the NEO’s prior executive employment agreement.

(3)     As of December 31, 2019, all NEOs excluding Mr. Stack, are eligible for retirement. The retirement provisions in each applicable Plan document were used in calculating the values above; grant values are pro-rated for time, calculated using performance from previous quarter.

(4)     Mr. Dehout received the payment indicated in the ‘Termination without Cause’ event upon his termination on May 15, 2019.

(5)     Mrs. de Lima’s ‘Other’ compensation amounts under the ‘Termination without Cause’ and ‘Double Trigger CoC’ events are inclusive of her legacy payments and a $500,000 retention bonus provided by the Company.

Director Approval

The undersigned hereby certifies that the contents and the sending of this Proxy Circular have been approved by the Board for mailing to the Shareholders entitled to receive notice of the Meeting, to each director of the Company, to Ernst & Young LLP and to the appropriate governmental agencies.

By the order of the Board of Directors

Calgary, Alberta March 9, 2020	Scott Jeffers Managing Director and Corporate Secretary

APPENDIX “A”

CHECKLIST OF CORPORATE GOVERNANCE DISCLOSURE — FORM 58-101F1

1(a)	Identity of directors who are independent (all except for President and Chief Executive Officer (“CEO”))	Majority 11 of 12
1(b)	Identity of non-independent directors	CEO (page 50)
1(c)	Majority of independent directors	Yes
1(d)	Identify directors who are also directors of other issuers and name the issuers (none involving our CEO, none involving compensation committee members)	See table on page 53
1(e)	Independent directors hold regularly scheduled meetings at which non-independent directors and management are not in attendance	Yes
1(f)	Independent chair of the board	Yes
1(g)	Attendance record for each director	See table on page 30
2	Disclose text of board’s written mandate	See Appendix “B” and at www.transalta.com
3(a)	Written position descriptions for chair and chair of each board committee	Yes and at www.transalta.com
3(b)	Written position description for CEO	Yes
4(a)	New director orientation	Yes page 54
4(b)	Continuing education program for directors	Yes page 55
5(a)	Written code of conduct for directors, officers and employees	Yes page 44
5(b)	Board ensures directors exercise independent judgment	Yes, Appendix “B”
5(c)	Board promotes a culture of ethical business conduct	Yes page 44
6(a)	Board has process to identify new candidates for board nomination	Yes page 58
6(b)	Nominating committee composed of entirely independent directors	Yes page 64
6(c)	Describe responsibilities, powers and operation of nominating committee	See page 64
7(a)	Process by which board determines compensation for directors and officers	See pages 69 and 74
7(b)	Compensation committee composed of entirely independent directors	Yes page 66
7(c)	Describe responsibilities, powers and operation of compensation committee	See page 66
8	Identify standing committees other than audit, compensation and nominating and describe their function	See page 46
9	Disclose whether or not the board, committees and individual directors are regularly assessed and describe the process	See page 56
10

Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal

See page 31
11(a)	Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors	See page 51
12

Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board

See pages 51 and 53
13	Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments	See page 51
14(b)	Disclose whether the issuer has adopted a target regarding women on the issuer’s board	See page 51
14(c)	Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer	See page 51
15(a)	Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women	See page 51
15(b)	Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women	See page 51

A-1

NEW YORK STOCK EXCHANGE — SIGNIFICANT DIFFERENCES IN CORPORATE GOVERNANCE PRACTICES

Compliance with NYSE Standards

The Company is subject to a variety of corporate governance guidelines and requirements enacted by the Toronto Stock Exchange (“TSX”), the Canadian securities regulatory authorities, the New York Stock Exchange (“NYSE”) and the SEC. The Company is listed on the NYSE and, although the Company is not required to comply with most of the NYSE corporate governance requirements to which the Company would be subject if it were a U.S. corporation, the Company’s governance practices differ from those required of U.S. domestic issuers in only the following respects. The NYSE rules for U.S. domestic issuers require shareholder approval of all equity compensation plans (as defined in the NYSE rules) regardless of whether new issuances, treasury shares or shares that the Company has purchased in the open market are used. The TSX rules require shareholder approval of share compensation arrangements involving new issuances of shares, and of certain amendments to such arrangements, but do not require such approval if the compensation arrangements involve only shares purchased in the open market. The NYSE rules for U.S. domestic issuers also require shareholder approval of certain transactions or series of related transactions that result in the issuance of common shares, or securities convertible into or exercisable for common shares, that have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding prior to the transaction or if the issuance of common shares, or securities convertible into or exercisable for common shares, are, or will be upon issuance, equal to or in excess of 20% of the number of common shares outstanding prior to the transaction. The TSX rules require shareholder approval of acquisition transactions resulting in dilution in excess of 25%. The TSX also has broad general discretion to require shareholder approval in connection with any issuances of listed securities. The Company complies with the TSX rules described in this paragraph.

A-2

APPENDIX “B”

TRANSALTA CORPORATION

GENERAL GOVERNANCE GUIDELINES FOR THE BOARD

A.            INTRODUCTION

The Board of Directors (the “Board”) is responsible for overseeing the management of TransAlta Corporation (the “Company”) by establishing key policies and standards, including policies for the assessment and management of the Company’s principal risks, for reviewing and approving the Company’s strategic plans and for hiring the President and Chief Executive Officer (“CEO”).  The Board has the statutory authority and obligation to act honestly and in good faith with a view to the best interests of the Company, including all shareholders and its stakeholders.  Although the Board is responsible for the stewardship of the Company, it has delegated to the President and CEO and the senior management team the day-to-day leadership and management of the Company.  The Board monitors and assesses the performance and progress of the Company’s goals through candid and timely reports from the CEO and the senior management team.

The Board has adopted the following guidelines to meet its governance responsibilities.

B.            BOARD ORGANIZATION AND MEMBERSHIP

1)             Independent Chair of the Board

The Board has chosen to separate the positions of chair of the Board (“Chair”) and CEO.  The Chair is elected to the Board annually by the shareholders and is independent from management and the Company.

2)             Chair Position Description

The Chair’s responsibilities are set out in a position description that encompasses the Chair’s role as it relates to the Board, its committees, the CEO and the Company generally.

3)             Size of the Board

It is the view of the Board that 9 to 14 directors are sufficient to provide a diversity of expertise and knowledge, permitting effective committee organization and is appropriate for efficient meetings and decision-making.

The Governance, Safety and Sustainability Committee (the “Committee”) reviews annually the size of the Board and recommends changes in size and composition to the Board when appropriate.

4)             Independence of Directors

The Board annually affirmatively determines the independence of each director, based on the recommendations made by the Committee.  An independent director is a director who is independent of management and who has no direct or indirect material relationship or any other relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s independent judgment.  In making this determination the Board adheres to the requirements of Canadian and U.S. securities and stock exchange rules and regulations.  Each director is required to complete an annual declaration of interest identifying all executive and board positions held by that director and whether any relationships exist with the Company or any of its subsidiaries and affiliates. The Committee reviews these declarations annually to ensure the majority of directors are independent.  The Board also undertakes this determination upon the appointment of any new director to the Board.

Any former officer of the Company serving on the Board is considered to be non-independent for purposes of corporate governance until such time as the applicable regulatory cooling off period has been met and the independent directors determine that no direct or indirect material relationship exists, taking into consideration the former executive’s duties and relationships for and with the Company.

As a matter of policy, the Board is comprised of a majority of independent directors.  Decisions on matters of corporate governance and executive compensation are reviewed and made by the independent directors or a committee of independent directors.

5)             Majority Voting for Directors and Form of Proxy

The Board believes that each of its members should carry the confidence and support of its shareholders.  Directors stand for election each year at the annual meeting of shareholders.  Shareholders are given the opportunity to vote in favour of, or to withhold from voting for, each director nominee individually.

In an uncontested election of directors at a shareholders’ meeting, the votes cast in favour of the election of a director nominee must represent a majority of the shares voted and withheld for the election of the director.  If that is not the case, the director nominee is required to promptly tender his or her resignation for consideration by the balance of the Board.  A director who tenders a resignation pursuant to this policy will not participate in any meeting of the board or any committee of the board at which the resignation is being considered.  In the absence of extenuating circumstances, it is expected that the Board will accept the resignation in a time frame consistent with the interest of the Company and in any event within 90 days from the date of the relevant shareholders’ meeting.  The resignation will be effective when accepted by the Board.  Should the Board determine not to accept the resignation, it will issue a press release setting forth the reasons for that decision and shall forthwith provide a copy to the Toronto Stock Exchange and such other regulatory bodies to the extent required pursuant to applicable law, including the rules of any exchange on which the Company has listed securities.

6)             Criteria for Board Membership

Each year the Committee reviews the composition of the Board in order to ensure that it has the best mix of skills and experience to guide the long-term strategy and ongoing business operations of the Company.  This review takes into account diversity of background, skills and experience, gender, ethnicity, age, stakeholder perspectives and geographic background.  Further, consideration is given to any upcoming retirements, succession needs, specialized committee membership requirements, industry, market and the strategic direction of the Company.  The information is compiled through the use of a questionnaire which identifies the skills, education and experience of each current director and those factors needed to promote diversity and to lead the strategic direction of the Company.  This information is then compiled into a matrix.

If a vacancy or a particular need arises, the Committee, together with the Chair, identifies potential nominees through the assistance of a professional search firm, or its evergreen candidate list, screens their qualifications and fit for the Board following which the Committee makes a recommendation to the Board for appointment or election.  The Board is responsible for nominating candidates to the Board for election by the shareholders and to appoint directors as the number of positions or skill requirement warrant between annual meetings.

7)             Change in a Director’s Principal Occupation

A director who makes a significant change in principal occupation must advise the Board in order to give the Board the opportunity to review, through the Committee, whether such change may have an impact on the Company.

8)             New Director Orientation

New directors are provided with an orientation and education program which includes written information about the duties and responsibilities of directors, the business and operations of the Company, minutes and material from recent Board and committee meetings, one-on-one meetings with senior management and Board members and site tours.  A comprehensive director’s manual is also provided to each new director.  The orientation of each new director is tailored to that director’s individual needs and areas of interest.  Specialized and independent training is also available from professional organizations if required or requested.

9)             Ongoing Director Education

Each director is responsible for keeping informed about the business of the Company and developments in the industry.  Management assists directors by providing regular updates at each in-person board meeting on various topics relating to the business, developments in the industry, political and economic developments in the geographical areas in which the Company is active and in the general market place.  The Board also receives regular communications from the CEO on developments in the business, progress of the Company towards the achievement of its established goals / strategy and updates on relevant topics of interest.

In addition, management engages external speakers from time to time to make presentations to the Board and management on matters affecting the Company, the industry or the market place.  Directors also take part in tours of the Company’s facilities and suppliers and participate in management presentations on the operations of different aspects of the Company’s business.  These presentations, discussions and tours facilitate increased discussion between management and the Board and provide members of the Board with additional knowledge and context for exercising their duties.

Directors are also encouraged to participate in professional development courses and to maintain membership in professional associations that provide continuing education to directors.  All costs associated with such memberships or development courses are reimbursed by the Company.

10)      Retirement Age and Succession

The retirement age for Board directors is 75, provided the Board may, at its discretion, extend the term of a director beyond the age of 75 if the Board determines that the Company and the Board would benefit from the continued service of such director.

The Committee reviews annually the size and composition of the Board and addresses the succession planning needs associated with ensuring the Board has the necessary skills and experience.  The Board also considers the need for continuity of members on the Board balanced against the need for new skills and perspectives to address the direction of the Company.

11)      Director Compensation

The Committee annually reviews the Chair and directors’ compensation and makes recommendations to the Board for consideration when it believes that changes in compensation are warranted.  In making this determination the Committee considers the market competitiveness of its compensation against companies of similar size and scope in Canada and within its Comparator Group in Canada.  The Committee also reviews the compensation data compiled by independent firms in assessing the competitiveness of its compensation.

The Board has determined that ownership of the Company’s shares or Deferred Share Units (“DSUs”) by directors is desirable and aligns the interests of directors with those of the Company’s shareholders.  A portion of the director’s annual retainer fee is paid in shares or DSUs of the Company.  The Company has established a minimum share and/or DSUs holding requirement, which requires each director of the Company to acquire and hold a minimum value of three times the director’s annual retainer fee within five years of their appointment to the Board.  In addition, newly appointed directors are required to acquire and hold the equivalent of one time their annual retainer fee within two years of their appointment to the Board.

C.            BOARD MEETINGS AND MATERIALS

1)             Agendas and Materials

The Chair and the CEO, together with the Chief Legal and Compliance Officer and Corporate Secretary or Assistant Corporate Secretary, establish the agenda for each Board meeting, ensuring that all matters to be addressed as provided in these guidelines form part of the scheduled agendas for the year.  In advance of each meeting, management distributes to the Board written information and data necessary for the Board’s understanding of the business to be conducted at the meeting.  Any Board member may suggest the inclusion of additional items on the agenda.

2)             Quorum

A majority of the members of the Board, present in person or by telephone or other communication device that permits all persons participating in the meeting to speak to each other, shall constitute a quorum.

3)             Meetings and In Camera Meetings

Members of senior management are invited to attend Board meetings as required.

The independent directors meet without management present as a standing agenda item at each regularly scheduled, in-person Board meeting.  The Chair discusses with the CEO any matters which may have risen during these meetings that are relevant for the CEO or management.

D.            COMMITTEE ORGANIZATION AND MEETINGS

1)             Board Committees

Each committee operates according to an approved charter. The standing committees of the Board are: Audit and Risk, Human Resources, and Governance, Safety and Sustainability.  The Board may form a new committee or disband a current committee if, in its view, it is appropriate to do so, provided that the Board will always have an audit committee.

2)             Assignment of Committee Members

The Board, based on a recommendation of the Committee, appoints committee members and committee chairs.  The Committee’s recommendation is derived from consultations with the Chair, with individual directors and with the objective of utilizing particular expertise while recognizing and balancing the need for renewal of ideas and continuity of knowledge and leadership.

3)             Committee Meetings

Committee chairs, in consultation with committee members, determine the frequency (consistent with each committee’s Charter) of committee meetings.  The Audit and Risk Committee and Governance, Safety and Sustainability Committee meet at least quarterly and the Human Resources Committee meets at least four times annually.  Each committee reports to the Board with respect to the proceedings of its meetings.  The independent directors meet without management present as a standing agenda item at each regularly scheduled, in-person committee meeting.

4)             Committee Agendas

The chair of each committee, in consultation with the appropriate members of management and the Chief Legal and Compliance Officer and Corporate Secretary or Assistant Corporate Secretary develops the committee’s agendas.  Through the use of a checklist linked to its Charter, each committee ensures that all matters to be addressed, as set out in its Charter, form part of its schedule of agendas for the year.

E.             BOARD AND MANAGEMENT RESPONSIBILITIES

1)             Board Relationship with Management

Board members have open access to management for relevant information and management is encouraged to make appropriate use of the Board’s skills.  Open discussions between the Board and members of management about issues facing the Company are encouraged.  The Board also encourages senior management to bring employees who have potential as future senior leaders, and who would benefit from exposure to the Board, into Board meetings from time to time.

2)             Appointment of Chief Executive Officer and Senior Management

The Board, at the recommendation of the Human Resources Committee (the “HRC”), is responsible for the hiring and appointment of the CEO, including the approval of his/her compensation and any employment agreement.

The Board also approves, at the recommendation of the CEO and HRC, the appointment of those officers that report directly to the CEO.

3)             Evaluation of the Chief Executive Officer

The HRC conducts an annual review of the performance of the CEO as measured against objectives mutually established by the HRC and the CEO, and approved by the Board.  The Chair of the Board and the chair of the HRC communicate the performance evaluation to the CEO and to the Board.  The HRC utilizes this evaluation to make recommendations to the Board with respect to the CEO’s variable compensation for the year.

4)             Corporate Strategy

Management is responsible for the development of the Company’s strategic direction and plan.  It is the role of the Board to review, question, contribute, and approve the strategic plan of the Company and to oversee its execution.  The Board dedicates time annually to review, discuss and approve the Company’s strategic plan, receives updates at each regularly scheduled Board meeting and receives periodic updates from the CEO.

5)             Limits to Management Authority

The Board has established general authority guidelines that identify the limitations to management’s authority and also delineates the areas of responsibility that require the involvement of the Board.  Some of these areas include material organizational changes, policy development, budgets, material financial plans and commitments as well as corporate and substantive personnel matters.  These guidelines place limits on management’s authority based upon the nature and size of the proposed action.

6)             Succession Planning and Management Development

The CEO presents annually a detailed report on management development and succession planning to the HRC.  The CEO, together with the HRC, also identifies, on a continuing basis, a successor in the event of the unexpected incapacity of the CEO.  The HRC reviews and approves management’s succession plans and reports to the Board on these plans as required but at least annually.

7)             Risk Assessment

The Board is responsible for understanding the principal risks associated with the Company’s business and for ensuring that management has implemented appropriate strategies to manage these risks.  It is the responsibility of management to ensure that the Board is kept well informed of these changing risks on a timely basis.

i.                  Enterprise Risk Management

The Board has delegated to the Audit, Finance and Risk Committee (the “AFRC”) the oversight of management’s assessment of the Company’s principal risks.  Management has adopted a comprehensive Enterprise Risk Management system which focuses on risk identification, risk classification, mitigation and identification of both residual and tail risks.  These are construed within the risk appetite approved by the Board.  Management reviews quarterly with the AFRC the Company’s risk scorecard and residual risks including the identification of risk profile changes if applicable.  The AFRC reports to the Board quarterly on this review.  The Board undertakes a comprehensive review of management’s assessment annually and its response plan.

Management also undertakes a comprehensive risk-reward analysis of all projects and growth opportunities brought to the Board for approval.

ii.               Compensation Risk Assessment

The Board has delegated to the HRC the oversight of risks related to compensation.  Management has adopted a risk review framework which, as part of its overall Enterprise Risk Management review, assesses the Company’s risks relating to compensation and focuses on the areas in which the Company would be most vulnerable.  The Board has adopted a clawback policy to deter inappropriate risk-taking activities.  The HRC undertakes an annual comprehensive review of compensation risk and reports to the Board thereon.

8)             Internal Controls

The Company continually seeks to establish controls relating to financial or other matters that give the Board appropriate assurances that its responsibilities are discharged.  The Company has adopted a framework for the assessment of internal controls and together with the internal and external auditors provide regular reports to the AFRC which then reports to the Board.

The Company has a Code of Conduct that sets out the key principles and policies governing the organization and has adopted a separate code of conduct for employees engaged in financial reporting and for those engaged in energy marketing.  The Board, through the AFRC, reviews the report of employees with respect to their compliance with these codes, the key financial policies of the Company, and is informed of any exceptions arising under any of the codes.

9)             Insider Trading and Disclosure Practices

The Company has adopted an Insider Trading Policy, which is reviewed annually by the AFRC and reported to the Board.  The policy requires, among other things, that directors and officers adhere to a trading blackout when in possession of material non-public information.  All directors and officers, who are considered insiders of the Company, must consult with the Chief Legal Officer, Corporate Secretary or Assistant Corporate Secretary before trading in the Company’s securities and provide confirmation immediately following any trade.

To facilitate and foster relations with shareholders and other stakeholders, the Company has adopted a shareholder engagement policy and a disclosure policy that addresses the timely dissemination of all material information.  The disclosure policy also requires that the chair of the AFRC review and approve the release of financial information derived from the Company’s financial statements.  The Company also has an insider trading policy that prohibits any employee in possession of material undisclosed information from trading in the Company’s securities prior to such information being disclosed to the public.  These policies are reviewed annually by the AFRC or Governance, Safety and Sustainability Committee, as applicable, and are reported to the Board.

10)      Outside Advisors for Individual Directors

If any individual director requires the services of an independent advisor to assist him/her with matters involving his/her responsibilities as a Board member, he/she may engage such an advisor at the expense of the Company provided that he/she has first obtained the authorization of the Chair.  The director shall adhere to the principles enunciated in the Charter of the HRC in determining the independence of the advisor.

F.              EVALUATION OF THE BOARD AND THE BOARD-MANAGEMENT RELATIONSHIP

1)             Assessing the Chair’s Performance

In each year of the Chair’s term, the Chair of the Committee, as a component of the Board evaluation questionnaire and through one-on-one interviews with each director, performs an evaluation of the Chair’s performance, measured against the Chair’s position description.  The Chair of the Committee summarizes the results, discusses the assessment with the Chair and reviews the results of this assessment during an in camera discussion with the Board.  The results of this review form the basis for objectives for the Chair for the upcoming year.  In addition, prior to the expiry of the Chair’s first term, these reviews form the basis for the Committee’s recommendation to the Board with respect to the renewal of the Chair’s term.

2)             Assessing the Board, Committee, Individual Director Performance and Board-Management Relationship

The Chair meets annually with each director to obtain their views on the effectiveness of the Board, Board committees, the Board-management relationship, individual director contributions and performance, management contributions and overall workings of the Board.  To facilitate these one-on-one meetings, questionnaires relating to Board and individual committee assessments are provided to each director for completion on an anonymous basis.  The questionnaires address specific topics and questions for discussion, including (among others) an overall assessment of the Board’s performance in the discharge of its duties and responsibilities, whether the Board is satisfied with the strategic initiatives of the Company, the Company’s risk management processes, the Company’s disclosure processes, the management succession plan, the Board’s relationship with management, the quality and timeliness of information provided to the Board in preparation for meetings, the operation of the Board and its committees and the contributions of each director.

The Chair also utilizes the information obtained during this evaluation to identify areas of improvement and objectives for the upcoming year and communicates this information to the Board during an in camera discussion.  In addition, the Chair provides individual directors feedback on the evaluation conducted by their peers and provides direction on areas for improvement if necessary.  The information is also utilized by the Chair to provide feedback to the CEO on his/her performance and for communication to the senior management team for improvements in areas that will assist the Board in the discharge of its responsibilities.

G.            COMMUNICATION AND SHAREHOLDER AND STAKEHOLDER RELATIONS

1)             Board Communications Policy

The Board, or the appropriate committee thereof, reviews and approves the content of the Company’s major communications to shareholders, other stakeholders and the investing public, including the quarterly and annual reports, the proxy circular, the annual information form and any prospectuses and supplements that may be issued.

The Board believes that it is generally the function of management to communicate with the investment community, the media, customers, suppliers, employees, governments and the general public on management and operational matters.

2)             Shareholder and other Stakeholder Communication

The Board believes that it is important to have constructive engagement with its shareholders and other stakeholders and has established means for the shareholders of the Company and other stakeholders to communicate with the Board in accordance with a Shareholder Engagement Policy.  The contact information for communicating with the Board is contained in the Shareholder Engagement Policy and is also published annually in the Company’s annual report.  Shareholders and other stakeholders may, at their option, communicate with the Board on an anonymous basis.

In addition, the Board has adopted an annual non-binding advisory vote on the Company’s approach to executive compensation.  The Company is committed to ensuring continued good relations and communications with its shareholders and other stakeholders and will continue to evaluate its practices in light of any new governance initiatives or development

TransAlta Corporation

110- 12th Avenue SW

Box 1900, Station “M”

Calgary, Alberta

Canada T2P 2M1

403.267.7110

www.transalta.com